Leading the Way to a Healthier World


07048203

Wyeth

Annual Review 2006

Financial Highlights

Year Ended December 31, (In thousands except per share amounts)	2006	2005
Net Revenue	$20,350,655	$18,755,790
Net Income	4,196,706	3,656,298
Diluted Earnings per Share	3.08	2.70
Dividends per Common Share	1.01	0.94
Total Assets	36,478,715	35,841,126
Stockholders' Equity	14,652,755	11,994,369

Wyeth at a Glance

Wyeth is one of the world's largest research-based pharmaceutical and health care products companies. It is a leader in the discovery, development, manufacturing and marketing of pharmaceuticals, biotechnology products, vaccines, non-prescription medicines and animal health care products that improve the quality of life for people worldwide. The Company's major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare and Fort Dodge Animal Health.

On the Cover

Motivational life coach Meredith Froemke takes *Enbrel* for her rheumatoid arthritis. "Within six weeks of therapy, I felt like a new human being," she marvels. "It's given me back my mobility and my life." Her daughter, Lauren, also has benefited from an innovative Wyeth medicine after being vaccinated with *Prevnar* to help prevent invasive pneumococcal disease. Wyeth is a leader in innovation through use of pharmaceutical, biotech and vaccine technologies.

A Special Report on Alzheimer's Disease

Millions of people around the world are coming face to face with Alzheimer's disease, a neurodegenerative disorder that robs sufferers of their memories, their identities and, ultimately, their lives. Wyeth is at the forefront of an extraordinary effort to find new and better medicines to control this disease's symptoms and, potentially, to halt or even reverse its progression. A special report beginning on page 12 takes an in-depth look at Wyeth's war on Alzheimer's.

Contents




SEC MAIL PROCESSING
RECEIVED
MAR 2 1 2007
WASH, D.C.
210
SECTION

Chairman's Report to Stockholders

Robert Essner, Chairman and Chief Executive Officer

"We once again delivered on our commitment to expand our growth, strengthen our position for the future and lead the way to a healthier world."

I am pleased to report that 2006 was an excellent year for Wyeth. Building on our strong performance in 2005, we once again delivered on our commitment to expand our growth, strengthen our position for the future and lead the way to a healthier world. Driven by the steady growth of our key products, Wyeth reported record revenue. We filed four New Drug Applications (NDA) for new products, demonstrating solid productivity from our research and development (R&D) efforts. Overall, our new product pipeline significantly expanded and advanced. By maximizing productivity, controlling costs and delivering high value, we helped position Wyeth to address the economic realities of a changing health care environment. And, as we have done every year, during 2006 we continued to listen to our stakeholders, to learn from them and to apply those lessons to our business.

Highlighted below are some of Wyeth's significant achievements during 2006 and in early 2007. These demonstrate the success of our efforts and our potential to build upon them:

- Wyeth's 2006 net revenue increased 9 percent to nearly $20.4 billion, a record high for the Company. Pro forma earnings grew 14 percent, the second consecutive year of double-digit growth. An in-depth review of our 2006 performance is provided in Wyeth's 2006 Financial Report, the companion piece to this Annual Review.
- We achieved annual sales of more than $1 billion for each of six core product franchises: *Effexor, Prevnar, Protonix, Enbrel,* Wyeth Nutrition and the *Premarin* family – demonstrating the breadth and diversity of our portfolio.
- Revenue from all of our biotechnology products in 2006 reached $5.7 billion, representing about a third of Wyeth Pharmaceuticals' total revenue and making Wyeth the fourth largest biotechnology company in the world.
- In January 2007, we received an approvable letter from the U.S. Food and Drug Administration (FDA) for *Pristiq*, a serotonin-norepinephrine reuptake inhibitor for the treatment of major depressive disorder, which will be launched with a specific focus on women.
- Wyeth Consumer Healthcare provided an important revenue contribution and positioned itself for future growth through the introduction of innovative new products such as *Advil PM*.
- Sales for Fort Dodge Animal Health rose 6 percent, driven by increased revenue from its companion animal and livestock products. The division's robust new product pipeline is expected to continue as a source of strong growth.
- We increased our dividend to stockholders for the second consecutive year, demonstrating the confidence we have in our Company's future and in the strength of its financial resources.

In the section that follows this report, you will read about how we're striving to improve world health and sustain our growth through a near-term pipeline of innovative products. And in a special feature story on an area of enormous unmet need – Alzheimer's disease – you will read about how Wyeth researchers are seeking critical breakthroughs for patients, their caregivers and society.

Wyeth Pharmaceuticals

> "Our pharmaceutical business delivered outstanding results by extending the reach of our products and enhancing their potential for further growth."

Our pharmaceutical business delivered outstanding results by extending the reach of our products and enhancing their potential for further growth. At the same time, Wyeth Pharmaceuticals took significant steps to increase the efficiency and responsiveness of its sales organization and to expand a variety of educational efforts for patients.

Effexor and *Effexor XR* continued as the world's number one antidepressant franchise. Sales reached $3.7 billion in 2006, an increase of 8 percent. An additional indication for use of *Effexor XR* in panic disorder contributed to growth while the results of the PREVENT study provided further evidence of the sustained efficacy of *Effexor XR* in treating major depressive disorder.

Prevnar (*Prevenar* outside the United States) was the number one selling vaccine in the world, with 42 million doses manufactured and net sales of nearly $2 billion, an increase of 30 percent over 2005. Strong global usage of *Prevenar* accelerated in 2006 as nine more countries, including Germany, Mexico and the United Kingdom, added *Prevenar* to their National Immunization Programs (NIP). In total, 16 countries have incorporated *Prevenar* into their NIPs, and growing evidence of the vaccine's high value creates opportunities for further expansion.

Protonix, for erosive acid reflux disease, grew 7 percent to approximately $1.8 billion. During the year, RENEW, an innovative patient educational program for *Protonix*, was launched, providing sample starter medications and educational materials to facilitate discussions between patients and their physicians and to help ensure patient compliance over the longer term.

Worldwide net sales for *Enbrel*, the number one biotechnology product in its category in North America, grew 20 percent to more than $4.4 billion. This includes sales in the United States and Canada that are recorded by our marketing partner Amgen Inc. While all regions contributed to growth, strongest results came from Europe, where sales increased 33 percent, making *Enbrel* the number one ranked biotechnology product there.

Wyeth Nutrition is a world leader in the development, manufacture and distribution of scientifically based nutritional products for infants and toddlers. Wyeth Nutrition continued to grow at double-digit rates in 2006. Global sales grew to $1.2 billion, an increase of 15 percent over 2005. The two regions enjoying the fastest growth were Asia/Pacific, which comprised nearly 60 percent of global nutritional sales and grew 23 percent, and Latin America, which made up 16 percent of global sales and grew 15 percent.

Having recently celebrated its 90th anniversary, Wyeth Nutrition has evolved into a significant international player with 60 affiliates selling our products around the world. The Company markets its premium product line under the *Gold* banner and, in late 2006, was first to market with an innovative new product called *Gold* with lutein, which seeks to protect the eyes of infants. To meet increasing demand for providing infants and toddlers with high-value products like the *Gold* line, Wyeth Nutrition increased its manufacturing capacity in Mexico and began construction of an expanded facility in the Philippines.


Enbrel


Effexor XR
Wyeth


PROTONIX I.V.
PROTONIX
40 mg
Wyeth

Wyeth remained a global leader in hormone therapies and was the U.S. market leader as sales of the *Premarin* family of products increased 16 percent globally and 21 percent in the United States. New data published in 2006 helped to further clarify the benefits and risks of hormone therapy for women, and Wyeth currently is working with physicians and their patients to appropriately address patient needs based on the emerging data.

Zosyn (*Tazocin* outside the United States) continued to be the largest selling I.V. antibiotic worldwide with global net sales of $972 million, a 9 percent increase over 2005. The success of *Zosyn* is attributable to its clinical efficacy and its ability to help hospitals control the emergence of resistant bacteria. *Tygacil,* our new antibiotic product, also delivered net sales growth during the year. Since its launch in 2005, it has gained 55 worldwide regulatory approvals and now is available in 33 markets. *Tygacil* is particularly important in hospitals for patients infected with common as well as more dangerous resistant infectious pathogens in complicated skin/skin-structure and intra-abdominal infections.

All these products require the right selling model for a changing health care environment. We're pleased to report that the new primary care selling model we implemented in the United States last year is working well. In 2006, we jumped from No. 8 to No. 1 in the Health Strategies Group's annual primary care physician audit, which demonstrates physicians' initial satisfaction with our new structure.

Wyeth Consumer Healthcare

Excluding the impact of revenue from Solgar Vitamin and Herb, which was divested in 2005, sales for Wyeth Consumer Healthcare increased 1 percent to more than $2.5 billion in 2006, spurred largely by a strong focus on supporting our core global brands.

Three growth drivers – *Advil*, *Centrum* and *Caltrate* – benefited significantly from this strategy. The *Advil* franchise grew 7 percent around the world, largely fueled by new marketing efforts. In Canada, *Advil* increased its market share and became the leader in the analgesic category for the first time. The *Centrum* family of vitamin products achieved 4 percent sales growth, driven by innovations in Europe and growth in the age 50+ population. *Centrum* Advantage was launched in the Canadian market in 2006. *Caltrate* grew 3 percent largely due to international expansion.

Overall, international sales increased 2 percent while U.S. sales declined 3 percent. The decline in the United States primarily resulted from the ongoing impact of legislative restrictions on sales of pseudoephedrine-containing cough/cold formulations. In response to these restrictions, Wyeth Consumer Healthcare transitioned most of its products to an alternative active ingredient. This reformulation is expected to impact sales favorably in 2007. Outside the United States, a number of major international markets enjoyed double-digit growth, including Canada, China, Colombia, Mexico, Portugal, Taiwan, Thailand and Venezuela.

Wyeth Consumer Healthcare was particularly successful in achieving operating efficiencies to fund new investments and increase net income. Innovation also was a key contributor to growth, highlighted by the successful launch of *Advil PM*. Opportunities for future growth now are being developed, including an innovative *Caltrate* food-grade line in China, the start of a consumer health care business in Russia, and an intense research and development effort to deliver new forms of *Advil*.


Wyeth
Pneumococcal 7-valent
Conjugate Vaccine
(Diphtheria CRM197 Protein)
10 One Dose (0.5 mL)
Disposable Syringes


Tygacil
(tigecycline)
for injection
ZOSYN
ZOSYN


PREMPRO
PREMARIN
VAGINAL CREAM
Premarin
0.3 mg
Wyeth

Fort Dodge Animal Health

Sales of our Fort Dodge Animal Health products moved closer to $1 billion, reaching $936 million and increasing 6 percent over the prior year. In 2006, Fort Dodge received pan-European regulatory approval to market *ProMeris/ProMeris Duo*, products offering flea and tick protection for dogs and flea protection for cats. Approval in the United States is expected in the first half of 2007. Another key achievement was the U.S. launch of *Suvaxyn PCV2* One-Dose, a vaccine for the prevention of porcine circovirus, a disease that leads to a wasting syndrome in pigs. In the face of global concerns over avian influenza, Fort Dodge received approval for *Poulvac Flufend*, a new inactivated reverse genetics vaccine for poultry that addresses the potential pandemic strain of the avian influenza virus.

Research and Development

Our greatest challenge at Wyeth is to create breakthrough medicines that serve the needs of patients in an increasingly competitive environment. From a research and development standpoint, that challenge requires thinking and acting differently in discovering and advancing to market potentially important compounds. That is why we have instituted a new *Learn and Confirm* paradigm for drug development – a two-phase approach to streamlining the traditional multiple phases of development. This effort places greater emphasis on high-performing teams, rapid decision making and improved clinical trial designs. Other accomplishments include the creation of a global network of 10 early clinical development centers to optimize our global patient mix, the streamlining of clinical data collection processes using electronic data capture, and the simplification of clinical trial material shipments and processes through a strategic alliance with a leading, worldwide logistics provider.

We continued to realize solid results from our R&D organization, drawing upon our expertise in three distinct discovery platforms: small molecules, biologics and vaccines. In 2006, Wyeth filed NDAs for *Viviant*, for prevention of postmenopausal osteoporosis; *Pristiq*, for non-hormonal treatment of moderate to severe vasomotor symptoms associated with menopause; *Torisel*, for patients with advanced renal cell carcinoma, which received priority review status; and bifeprunox – filed with our partner Solvay Pharmaceuticals – for the treatment of schizophrenia. In addition, we submitted regulatory applications for a reformulation of *BeneFIX*, one of our hemophilia agents, as well as for a new adult granule-dose formulation of *Protonix*, and we received regulatory approval for new dosing recommendations for *Rapamune* in high-risk renal transplant patients. Wyeth also is seeking to expand its presence in the contraceptive market with *Lybrel*, currently awaiting final FDA approval. *Lybrel* is a novel, continuous-use oral contraceptive that is designed to provide significant benefits in terms of menstrual-cycle regulation.

During the year, we successfully advanced 15 new molecular entities and two new vaccine constructs from discovery into development. In total, over the past six years, 75 new drug candidates were placed into development, the majority having potential to be first- or best-in-class therapies. That has made Wyeth a leading company within our industry peer group in discovering novel molecules and advancing them rapidly into clinical development. We also believe that our pipeline is among the most robust in the industry. Others share our positive views. For example, early in 2007, *R&D Directions* magazine recognized Wyeth as the company with the best central nervous system product pipeline in the industry.


S-26 GOLD
1
2


Advil
LIQUI-GELS
Centrum
NEW!
Advil PM


ProMeris
ProMeris Duo

In 2007, we expect to submit several important filings, including *Viviant*, for the treatment of osteoporosis; *Aprela*, for the treatment of menopausal symptoms and prevention of postmenopausal osteoporosis; methylnaltrexone subcutaneous, for opioid-induced constipation in advanced medical illness; methylnaltrexone I.V., for post-operative ileus; and *Tygacil*, for use in community-acquired pneumonia and hospital-acquired pneumonia.

"We continued to realize solid results from our R&D organization, drawing upon our expertise in three distinct discovery platforms ..."

Success will come not just in the laboratory but also on the regulatory front and through the development of strong partnerships with patient groups, government, regulatory agencies, and scientists in industry and academia.

A Special Report on Alzheimer's Disease Research

I believe that Alzheimer's disease is the biggest health care issue of my generation. More than 4.5 million Americans suffer today, and, as the baby boomer generation ages, it is expected that this number will grow substantially. Add to that millions more affected by the disease – the families and caregivers of Alzheimer's patients – and the billions of dollars in health care costs borne by society, and the nature of the challenge and the critical importance of doing everything we can to overcome it become clear. Clinical research in this field is complex and expensive with outcomes uncertain, but the impact of success would be enormous.

We're proud that Wyeth is at the cutting edge in seeking new drugs not only to treat Alzheimer's disease symptoms better than currently available therapies but potentially to stop or even reverse the course of this crippling and ultimately fatal disease. Our goal is to turn the corner on this terrible illness and provide new hope. We must encourage additional research, accelerated and informed new drug reviews, and more aid to caregivers who bear the brunt of this health scourge. You will read about some of the patients and their caregivers in this report. These family members are courageous beyond measure in doing everything in their power to try to care for their loved ones at home.

The People of Wyeth

Our Company has exhibited a track record of consistency, performance and responsibility. The people of Wyeth know that to continue on this path, we must maintain a relentless focus on improving our Company and running it even more efficiently. Our people understand that we have an imperative to change Wyeth fundamentally in order to succeed in the years ahead. At its core, this effort is based on two simple ideas. First, every year we will aim to grow our revenue through the quality of our products and their value to the people we serve. And second, every year we will aim to grow our profit at a faster rate than our revenue by running our Company more efficiently and productively. These goals drive our results and determine how they are evaluated and how we plan to improve upon them in the future.

Wyeth Research and Development Expenses
($ in billions)


'06 3.11
'05 2.75
'04 2.46
'03 2.09

Wyeth's New Product Pipeline

2001: **49 projects**


LCM 45%
NME 55%

2006: **77 projects**


LCM 22%
NME 78%

NME = New molecular entity
LCM = Life cycle management

Changes in Management

I am pleased that we have continued to strengthen the leadership of our organization in a variety of ways. In October 2006, we welcomed Raymond J. McGuire to our Company's Board of Directors. Mr. McGuire is a Managing Director and Co-Head, Global Investment Banking, for Citigroup Global Markets Inc. I know he will provide important perspectives on our business operations and strategy. In January 2007, Bernard Poussot was elected Chief Operating Officer of Wyeth and joined the Company's Board of Directors. Earlier in 2006, he was promoted to President and Vice Chairman of Wyeth. In his more than 20 years with our Company, Mr. Poussot's leadership has helped us transform our organization and set it on a course for continual growth. Also in 2006, Kenneth J. Martin was promoted to Chief Financial Officer and Vice Chairman of Wyeth. In addition to heading our finance organization, Mr. Martin took on responsibility for our infrastructure initiative, which is critical to our operating efficiency and, therefore, to our future success. Further supporting our management team, Joseph M. Mahady was named President – Global Business for Wyeth Pharmaceuticals and continues as a Senior Vice President of Wyeth. In his new role, Mr. Mahady assumes operational responsibility for Wyeth's global pharmaceutical business. With this expanded responsibility, I am certain he will bring significant insights to our worldwide business and commercial portfolio. In addition, Geno J. Germano was named President and General Manager, Wyeth Pharmaceuticals – United States and Wyeth Pharmaceutical Business Unit. Robert E. Landry, Jr., was elected Treasurer of Wyeth.



Kenneth J. Martin, Chief Financial Officer and Vice Chairman, left, and Bernard Poussot, President, Chief Operating Officer and Vice Chairman.

Corporate Social Responsibility

Wyeth recognizes its significant responsibilities as a global corporate citizen. One of the most important actions we can take in this regard is to expand access to our medicines. Our patient assistance programs in 2006 provided free Wyeth medicines, valued at $160 million, to 250,000 Americans who were without adequate prescription drug coverage or insurance. Outside the United States, we worked to support maternal health care, ensure access to reproductive and child health resources, and develop a new treatment option for river blindness. We are working with the Global Alliance for Vaccines and Immunization to find an affordable and sustainable way to bring vaccines to children in the developing world. We also are working hard to help protect and enrich the environment in the communities where we live and work by steadily reducing environmental emissions and ensuring the safety of employees at all of our facilities.

Looking to the Future

As we look to the future, we know that we will be operating in a tough environment around the world. To compete, we will continue to attract, retain and engage a diverse workforce that broadens our perspectives, enhances our customer connections and increases our creativity. The more productive and innovative we are in our operations, the better we will be in addressing concerns about pricing and access to our medicines.

We have made important progress in a relatively short time as part of a longer-term effort to find new and more efficient ways to meet the challenges of the 21st century. The momentum we now have can be accelerated. We will continue to foster a high-performance culture where every person has a role, every person takes responsibility and every person acts to make a difference. We will continue to execute against aggressive plans and develop systems to help ensure both success and compliance with the highest legal and ethical standards around the world. And we will foster innovation through our creativity, challenging what we do every day and seeking improvements and opportunities for the years ahead. Our goal, over the next decade, is to make Wyeth a stronger company with an even higher value portfolio of products to fuel growth.

I want to take this opportunity to thank the people of Wyeth for making a difference for our Company and those we serve. Thanks to their efforts, our growth has accelerated, our pipeline never has been stronger and we are on the path to deliver important new medicines to a world in great need.

Robert Essner
Chairman and Chief Executive Officer
February 26, 2007

Wyeth's Pipeline for Innovation

Since 2004, Wyeth has submitted 11 New Drug Applications (NDA) in the United States, delivering on our goal of filing two NDAs for new molecular entities a year. And, over the past six years, 75 new drug candidates were placed into development, the majority having potential to be first- or best-in-class therapies. This chart presents a snapshot of new drugs from Wyeth that currently are in human trials or are being reviewed by regulatory agencies.



Phase 2
Phase 3
Regulatory Review
Women's Health and Bone
Lybrel™ (levonorgestrel/EE)
Continuous contraception
Premenstrual dysphoric disorder
Pristiq™ (desvenlafaxine succinate)
Vasomotor symptoms of menopause
Viviant™ (bazedoxifene)
Postmenopausal osteoporosis prevention
Postmenopausal osteoporosis treatment
Aprela™ (bazedoxifene/conjugated estrogens)
Postmenopausal osteoporosis
Vasomotor symptoms of menopause
Dibotermin alfa (rhBMP-2) injectable
Closed fractures
Neuroscience
Bifeprunox
Schizophrenia (U.S.)
Bipolar disorder
Effexor XR® (venlafaxine HCl)
Major depressive disorder (Japan)
Pristiq™ (desvenlafaxine succinate)
Major depressive disorder
Fibromyalgia
Neuropathic pain
Bapineuzumab (AAB-001)
Alzheimer's disease
Lecozotan (SRA-333)
Mild to moderate symptoms of Alzheimer's disease
Vabicaserin (SCA-136)
Schizophrenia
Gastrointestinal/Metabolic
Protonix® (pantoprazole sodium)
Adult granules formulation
Methylnaltrexone
Subcutaneous for opioid-induced constipation in advanced medical illness
I.V. for post-operative ileus
Oral for opioid-induced constipation
PPM-204
Type 2 diabetes
Vaccines and Infectious Disease
13-valent pneumococcal conjugate vaccine
Prevention of pneumococcal disease in infants and children 6 months to 2 years
Prevention of pneumococcal disease in high-risk individuals and adults > 50
Tygacil® (tigecycline)
Community-acquired pneumonia
Hospital-acquired pneumonia
Resistant pathogens
HCV-796
Hepatitis C
Meningococcal B vaccine
Prevention of meningococcal disease in adolescents
Inflammatory Disease
TRU-015
Rheumatoid arthritis
Oncology/Immunology/Hemophilia
BeneFIX® (coagulation factor IX – recombinant)
Reformulation – hemophilia B
Mylotarg® (gemtuzumab ozogamicin)
Relapsed acute myeloid leukemia (EU)
Torisel™ (temsirolimus)
Renal cell carcinoma
Mantle cell lymphoma
Rapamune® (sirolimus)
Conversion in liver transplant
ReFacto® AF (antihemophilic factor – recombinant)
Hemophilia A
Bosutinib (SKI-606)
Breast cancer, chronic myeloid leukemia, pancreatic cancer, non-small cell lung cancer
HKI-272
Breast cancer, non-small cell lung cancer
Phase 2
Determination of safe and effective dosage for an experimental medicine, generally conducted in hundreds of patients
Phase 3
Determination of overall benefit/risk ratio for an experimental medicine, generally conducted in thousands of patients
Regulatory Review
Evaluation of safety and efficacy data by governmental regulatory agencies

Positioned for Growth: An Expanding and Promising Near-Term Pipeline

Important New Drugs Projected for Filing through 2007

At Wyeth, many important new drugs have been filed with regulatory authorities or are in late-stage clinical development, encompassing treatments that span a variety of therapeutic areas, including women's health care, neuroscience, cancer and infectious disease.

Women's Health Care

Viviant
(bazedoxifene)

Viviant, a selective estrogen receptor modulator, is undergoing regulatory review for the prevention of postmenopausal osteoporosis while continuing in Phase 3 clinical trials for the treatment of postmenopausal osteoporosis. The National Osteoporosis Foundation estimates that approximately 8 million women in the United States have osteoporosis and another 22 million are at risk for developing this disease. Each year, osteoporotic fractures cost the country's health care system an estimated $18 billion.

In August 2006, the U.S. Food and Drug Administration (FDA) accepted the *Viviant* New Drug Application (NDA) for the prevention of osteoporosis. In 2007, Wyeth plans to submit an additional NDA for *Viviant* for the treatment of osteoporosis. If approved, *Viviant* will represent the first new agent in its class in nearly 10 years and will provide physicians with a new option for patients at risk of osteoporosis and fracture.



Aprela
(bazedoxifene/conjugated estrogens)

During 2007, Wyeth is planning to file an NDA for *Aprela* for the treatment of vasomotor symptoms and vaginal atrophy and for the prevention of osteoporosis, three major complications of menopause. *Aprela* represents the first Tissue Selective Estrogen Complex product and seeks to provide the most comprehensive therapy for menopause as well as a new paradigm for treatment of osteoporosis. The addition of conjugated estrogens to bazedoxifene for the relief of a wide range of menopausal symptoms (including hot flushes) is expected to add significant value for patients, potentially making the bazedoxifene family a comprehensive approach to treatment of postmenopausal vasomotor symptoms and postmenopausal osteoporosis.



Pristiq
(desvenlafaxine succinate)

Pristiq, a serotonin-norepinephrine reuptake inhibitor, is being developed with a specific focus on women. The product will have two indications: the treatment of major depressive disorder and the relief of moderate to severe vasomotor symptoms associated with menopause.

Pristiq is expected to improve the balance of serotonin and norepinephrine relative to that provided by serotonin reuptake inhibitors because of its pharmacologic profile as a dual reuptake inhibitor. This balance is thought to be important in depressed women who, when transitioning through menopause, often experience a fluctuation or decline in estrogen that may directly or indirectly diminish both serotonin and norepinephrine functioning.



Pristiq also has been studied for the treatment of hot flushes associated with menopause, and marketing applications for this use were filed with the FDA and the European Medicines Agency in 2006. If approved, *Pristiq* will be the first non-hormonal treatment indicated for the relief of vasomotor symptoms.

Additional clinical trials now are under way to evaluate the effectiveness and safety of *Pristiq* as a treatment for fibromyalgia syndrome and diabetic neuropathic pain. NDA filings for these two indications may occur as early as 2009.

Lybrel
(levonorgestrel/ethinyl estradiol tablets)

Lybrel is an investigational oral contraceptive that contains a well-studied combination of low-dose levonorgestrel and ethinyl estradiol. If approved, it is expected to be the only combination oral contraceptive indicated for continuous usage, 365 days a year, without a placebo phase or a pill-free interval. This product, when taken consistently, is designed to make it possible for many women to eliminate the bleeding associated with the menstrual cycle while providing effective contraception. In the United States, an approvable letter for *Lybrel* was received from the FDA in June 2006, and, in the European Union, the marketing application for *Lybrel*, under the trade name *Anya*, also is being reviewed.



Neuroscience

Bifeprunox

An NDA for bifeprunox for the treatment of schizophrenia was submitted to the FDA in October 2006. Wyeth co-develops and co-promotes bifeprunox in the United States, Canada and Mexico with Solvay Pharmaceuticals.

The safety data for bifeprunox consistently have shown a favorable weight and metabolic profile in both short- and long-term studies. Weight gain is a common and serious side effect of older atypical antipsychotics and can cause patients to stop taking their medication. While bifeprunox has been shown to have a smaller mean effect in acute psychosis when compared with older atypical antipsychotics, it may be especially useful in stabilized patients who need to be maintained on therapy over the long term because of its favorable metabolic profile.



Cancer

Torisel
(temsirolimus)

Torisel is a specific inhibitor of mTOR (mammalian target of rapamycin), a signaling protein that regulates cell growth and new blood vessel formation. U.S. and EU filings for *Torisel* were submitted in October 2006. It is undergoing priority U.S. regulatory review and received fast track status for the treatment of advanced renal cell carcinoma (RCC). *Torisel* currently is in clinical trials for several other cancers, including mantle cell lymphoma.

RCC accounts for about 85 percent of all renal cancers. Patients with the most advanced form of the disease have a five-year survival rate of less than 20 percent. Recently, Wyeth reported data showing that patients who were treated with temsirolimus alone experienced a 49 percent increase in median overall survival time compared with patients treated with interferon-alpha alone. In addition to improving overall survival, *Torisel* preserved a patient's quality of life, potentially helping treated patients live longer and feel better.

Other Oncology Compounds in Development

Wyeth's pipeline contains several innovative cancer compounds that are in the middle stages of development and are expected to advance to larger clinical trials.

SKI-606 or bosutinib, currently in Phase 2, is a cell signaling inhibitor that targets critical growth pathways in cancer cells that allow cells to divide. Clinical trial data thus far show activity in imatinib-resistant patients with chronic myelogenous leukemia (CML). CML accounts for between 15 percent and 20 percent of all adult leukemia cases in Western populations.



HKI-272, also in Phase 2, is a cell signaling inhibitor that focuses on inhibiting tumor cell growth. This agent targets a specific growth factor receptor signaling molecule, HER-2, which is found on the surface of some breast cancer cells. It is being studied in advanced breast cancer patients who have failed standard therapy. Early clinical data from these very early and very small trials show encouraging patient responses, including shrinkage of breast and lung tumors.

CMC-544 or inotuzumab, currently in Phase 1, is using a novel approach called antibody-targeted chemotherapy. *Mylotarg*, also from Wyeth, uses similar technology and currently is indicated for the treatment of acute myelogenous leukemia. CMC-544 initially is being developed for treatment of non-Hodgkin's lymphoma.

Infectious Disease

Tygacil
(tigecycline)

Tygacil was launched on a global basis in 2005 for the treatment of complicated skin and abdominal infections. Developed as an expanded, broad-spectrum antibiotic for patients with acute infections who are admitted to a hospital, it offers a high likelihood of effective treatment when the pathogen causing an infection is unknown and, more important, when certain resistant pathogens are suspected.

Tygacil also was developed to combat gram-positive resistant bacteria, including resistant *Staphylococcus aureus*, and gram-negative bacteria, including ESBL-producing *Klebsiella pneumoniae*. It represents a new weapon in the global battle against antibiotic resistance.

Wyeth is targeting an NDA filing for *Tygacil* in 2007 to include community-acquired pneumonia, hospital-acquired pneumonia and additional evidence of effectiveness in the treatment of infections caused by certain atypical pathogens. Hospital-acquired pneumonias are of particular importance because of the relatively high rate of morbidity and mortality associated with this condition. In addition, resistant organisms are becoming more prevalent in pneumonia, further increasing the risk of mortality.

Gastrointestinal and Metabolic

Methylnaltrexone

Opioid analgesics, such as morphine, are among the most widely used medicines to treat patients with moderate to severe pain. However, their use often results in opioid-induced constipation or OIC, a common and serious side effect that can be a barrier to effective pain management. The constipation can be severe enough to require temporary discontinuation of the needed opioids – thus leaving the patient with inadequate pain relief – or surgical intervention. Every year, an estimated 5 million patients suffer from OIC in the United States alone. There currently is no approved medication that specifically targets the cause of OIC without interfering with pain relief.

Methylnaltrexone is a selective opioid antagonist being studied as a treatment to block the peripheral side effects of opioid analgesics. The drug is designed to reverse OIC rapidly and consistently without reversing analgesic effects or inducing withdrawal symptoms.

Methylnaltrexone is being developed in subcutaneous and oral dosage forms as first-in-class treatment platforms for OIC. It also is being developed in an intravenous (I.V.) form for post-operative ileus, a potentially serious impairment of gastrointestinal function that can delay surgical recovery and prolong hospitalization.

Wyeth is developing methylnaltrexone in collaboration with Progenics Pharmaceuticals, Inc. The companies plan to submit NDAs for subcutaneous methylnaltrexone in early 2007, I.V. methylnaltrexone in late 2007 or in early 2008 and oral methylnaltrexone in late 2008 or early 2009.

Vaccines

Prevnar 13
(13-valent pneumococcal conjugate vaccine)

Since the introduction of *Prevnar* pneumococcal 7-valent conjugate vaccine in the United States, the Centers for Disease Control and Prevention estimates that invasive pneumococcal disease (IPD) addressed by the *Prevnar* serotypes has been reduced 94 percent in children and 55 percent in adults. In addition, the rate of antibiotic-resistant IPD has decreased substantially in infants and young children and in adults over age 65.



Building on this significant advance in public health, Wyeth is developing *Prevnar 13*, a 13-valent pneumococcal conjugate vaccine that targets 13 strains of S. pneumoniae. This new vaccine currently is undergoing worldwide Phase 3 trials in both children and adults, with regulatory submissions expected to begin in 2009. If approved, *Prevnar 13* would be the most complete vaccine available for the prevention of pneumococcal disease and otitis media in young children. For adults, *Prevnar 13* is expected to extend protection to persons age 50 and older and to provide them with long-term protection.



THE WAR on Alzheimer's

"Each morning, for more years than I wish to remember," says Meryl Comer, a 62-year-old award-winning broadcast journalist, "I reintroduce myself to my husband, Harvey. I say, 'Good morning, love. My name is Meryl. I am your wife. We've been married for 25 years. Don't worry. This is your home. And you are safe.' His eyes are blank, and mine fill with tears." Dr. Harvey Gralnick, once a leading researcher at the National Institutes of Health, has had Alzheimer's disease for 12 years. Meryl, his caregiver, has been suffering for just as long.

Dr. Gralnick is among 4.5 million Americans with Alzheimer's disease. In the United States, it strikes one of every 10 people over age 65 and nearly half of those over age 85. About 18 million people suffer worldwide – millions more when caregivers are added to the toll. Treatments cost the U.S. health care system more than $100 billion annually. In the next 20 years, the number of victims will increase sharply, with the potential to bankrupt our health care system. "There are no cures, no remissions," says former Speaker of the U.S. House of Representatives and Center for Health Transformation founder Newt Gingrich. "You won't meet an Alzheimer's survivor because there are none. The need for medical breakthroughs never has been greater."

Wyeth is on the leading edge of potential breakthroughs, having declared an all-out war on the disease. This special report introduces the faces of Alzheimer's, the weapons being developed and the battles that still need to be waged – and won.


"Good morning, love.
My name is Meryl.
I am your wife ..."

Understanding the Enemy

A Primer on Alzheimer's Disease

One hundred years after Alois Alzheimer, a German psychiatrist and neuropathologist, first characterized the plaques and tangles in the autopsied brain of a victim of this crippling and ultimately fatal degenerative disease, researchers still are not fully certain what causes Alzheimer's or exactly what the right strategy is to defeat it.

"Alzheimer's disease was widely misunderstood for many years," says Sid Gilman, M.D., professor and Chair of the Department of Neurology at the University of Michigan and Director of the Michigan Alzheimer's Disease Research Center there. "As people aged, it was widely believed that they simply lost their memory. Today, some physicians still think memory loss is normal as you grow older. That's not so. You should retain your memory until you die. Alzheimer's is a disease process, and aging is just one risk factor."

What may be the primary culprit? Many researchers believe it is the toxic form of a protein – called amyloid precursor protein – that appears naturally in small quantities in our bodies. When two enzymes – gamma secretase and beta secretase – cut this protein in certain ways, normal amyloid transforms into beta-amyloid peptide. It becomes sticky and aggregates together in the brain. Eventually, these aggregates accumulate between the nerve cells in parts of the brain responsible for memory and judgment.



This photomicrograph shows the outermost layer of the brain of an Alzheimer's disease sufferer. The red-colored accumulations are beta-amyloid plaques.

Samuel Gandy, M.D., Ph.D., Chair of the National Medical and Scientific Advisory Council of the Alzheimer's Association, notes, "The amyloid peptide normally is found between nerve cells in your blood or in your spinal fluid. The challenge is why it becomes insoluble in some people after six decades of being fluid. The aggregation, for whatever reason, leads to a misfolding of the protein. And once it takes shape as what basically is a bobby-pin-like structure, it becomes locked in that structure and accumulates, forming amyloid plaques. As that happens, you see the characteristic lesions of Alzheimer's disease."



The other abnormal protein that appears in the disease is called tau, which accumulates in the cells themselves, leading to the tangles that Dr. Alzheimer first saw. The tangles develop inside the nerve cells, eventually killing them. Some drugs are focusing on ways to inhibit tangles, though many scientists now believe that these form later in the disease process – perhaps driven by the amyloid deposition.

Symptoms of Alzheimer's disease include loss of memory – first short term and eventually the ability to remember the past or create new memories; difficulty in speaking and reading; disorientation; and, ultimately, loss of capacity to dress, bathe or perform what commonly are called activities of daily living. Says Dr. Gandy: "Over time, all of the outside surface of the brain, all of the cerebral cortex – the part that's responsible for thinking – degenerates, and patients die bedbound in a vegetative state."

Joel Ross, M.D., has been a practicing geriatrician and internist for the past 20 years and has seen some 1,000 Alzheimer's patients during that time. "Anger and depression are common in early disease. Psychosis is not unusual in later disease. And the wandering we sometimes see is a function of disorientation and lack of memory."

Left: This CT scan of a brain shows the atrophy caused by Alzheimer's disease.



"I would do anything to keep him just the way he is today."

June and Ted Roderick: They're a Couple

June and Ted Roderick are at the leading edge of the baby boomer generation – a time when many think about retirement, new hobbies, vacation plans, grandchildren. But June and Ted are too preoccupied for that. Ted, age 63, has Alzheimer's disease and has had it for at least six years.

"We're fortunate because Ted continues to function at a high level," his wife June says. "He's still driving and can read short articles in the newspapers and magazines."

Ted also can take apart a faucet and put it back together and make screens for storm windows. He says, "I feel more competent doing mechanical tasks than mental things. I just forget stuff." And he speaks rationally about his disease. "I can't remember what I did an hour ago or yesterday. It's annoying, but, for now, it's not debilitating."

Memory problems and confusion at his last job as a chemical salesman contributed to his employment being terminated in April 2005. Ted explains: "I made a lot of my sales calls by phone, but I couldn't remember exactly what people had said to me after I hung up. I was taken out of sales and put in other jobs. Was it fair? It's hard to say."

Ted finds humor a good defense mechanism. "Actually, it's a good excuse if I don't want to do something around the house. I can say, 'I forgot.' They're the two words I use most." But sometimes it's hard. "June will arrive home and ask what I did during the day. I know I did things, but I don't know what they were. It's frustrating."

June says, "You take every day and appreciate what you have. I would do anything to keep him just the way he is today. We've been married 40 years. I hope we can continue the way we are.

"We worry about losing each other," she adds. "That's why we keep fighting and trying to do everything we can to prevent the disease from getting worse. We won't stop. We do everything together. You see, we're a couple. And we want to stay a couple."

"My dad gave up on everything – except his music – a long time ago."



Gilbert Brown: Until the Music Stops

On Wednesdays, when activities are held at a senior day care center in Montclair, New Jersey, you might hear the strains of "Blessed Assurance," a classic gospel song, being played. Sitting at the piano – even in the fog of Alzheimer's – is Michael Brown's father, Gilbert, a retired salesman who turned 80 years old in 2006 and has had Alzheimer's disease for at least seven years. He is making music. It's just about the only thing he can do anymore.

Michael and his wife, Diane, moved his father into their home two years ago as the disease steadily progressed. "My dad goes to the senior center five days a week," Michael says. "But he doesn't like to participate in any activities that make him think. If he can get away with it, he sits with the group that doesn't want to do anything. But he still plays the piano – traditional gospel tunes – and some afternoons, he even plays requests. He knows about 60 songs by heart. It's amazing."

Michael admits, though, that in every other way, his father's Alzheimer's disease is dispiriting. "He doesn't know what to call common items. If you ask him a question that requires more than a yes or no, his answers are unintelligible," Michael says. Fearing the next stages and trying to cope, both Michael and Diane attend an Alzheimer's Association-sponsored support group for caregivers once a month at a local church. "Sometimes you get tips about how to deal with things. And sometimes when you see what others are facing, you realize that your situation isn't as bad as it could be," Michael says.

For Michael, what hurts most is sitting across from his father. "I wish it weren't happening, recognizing that the man my dad used to be is gone. The hardest thing is that I'll never see him laugh or really smile again. He displays agitation, anger – or nothing," Michael says. "Dad used to have a lot of wisdom. When you spoke with him, you usually learned something. Now he's just in the room – that's all."

As with so many Alzheimer's caregivers, life has changed. "Diane and I had envisioned our lives at this stage to be quite different – taking vacations, being freer," he adds. "But instead, we're home by 5 p.m. every day to take care of my dad. Our lives are on hold right now. My wife is very supportive, but we're both weary."

Gilbert Brown took piano lessons as a child, and he's been playing the piano and organ his entire life. When Michael and Diane moved him to their home, they arranged for Gilbert's electric organ to be shipped. "I never see him happy unless he's playing the piano or organ," Michael says. "My dad gave up on everything – except his music – a long time ago."

treating Alzheimer's disease. "They will make a powerful combination," says Steve Jacobsen, Ph.D., Associate Director of Neuroscience Research at Wyeth. "We believe that by stopping the progression of the disease, the symptomatics we're developing can have more benefit and a longer duration of action."

Leaving No Stone Unturned

Other studies in earlier stages of discovery include programs that target tau and ApoE4. "Our plan is to take as many shots on goal as possible using compounds or programs in multiple areas believed to be involved in the Alzheimer's disease process," Dr. Pangalos says. Wyeth researchers are beginning to look at the possibility of regenerating brain cells lost in Alzheimer's disease, building on neuroregenerative research now under way at the Company to help stroke victims.

"We are leaving no stone unturned. We're looking at ways to modulate a range of important target classes, including ion channels, proteases and kinases," he adds.

"Our plan is to take as many shots on goal as possible using compounds or programs in multiple areas believed to be involved in the Alzheimer's disease process ... "

Researchers also are seeking to better understand the role of glucose metabolism, cholesterol and inflammation in the disease process. And these scientists are searching for improved models of disease to better predict efficacy and safety in humans.



Peter Reinhart, Ph.D., Therapeutic Area Head of Wyeth's Neurodegeneration Discovery Department.

Like so many others, numerous Wyeth researchers themselves have personally witnessed the devastation caused by Alzheimer's. Peter Reinhart, Ph.D., who is Therapeutic Area Head of Wyeth's Neurodegeneration Discovery Department, saw his grandmother die of Alzheimer's last year. And both Drs. Jacobsen and Pangalos lost their grandmothers to the disease in recent years.

"We're not unusual," Dr. Reinhart says. "In fact, we're all too common. It is a horrible disease. You are forced to watch someone you love fade away. One day you realize that the person you are caring for is not there anymore – only his or her appearance remains similar. In the early stages, the victims clearly understand what is happening to them, and that can drive them into depression. It is as terrible as any disease you can imagine. And few understand the toll it takes on caregivers."

It's taken a long time to come up with potentially more effective treatments. Genes involved in Alzheimer's first were identified in the mid-to-late 1980s. "It normally would take between 10 and 20 years from the time the initial targets are identified until the first selective drugs are produced," Dr. Jacobsen says. Yet, notes Dr. Pangalos, "In a few cases, we have gone from concept to clinical trials in as little as three years. Sometimes that has come about by looking at advanced programs in other therapeutic areas at Wyeth and thinking about how we might apply them to the treatment of Alzheimer's disease. By using models and insights from other Wyeth research areas, we have reduced our timelines by several years."

All agree that even as advances are made in laboratories, progress must be made on the regulatory front, where the issues, in some ways, are unprecedented and significant. "For example, in short-term studies in patients," Dr. Black explains, "it may be difficult to distinguish an effect on disease symptoms from an effect on disease progression. We are exploring new ways of determining the efficacy of drugs on Alzheimer's patients, including measurement of amyloid in the brain through imaging. We



"At least for now, I think she enjoys a good quality of life."

Steve Szucs: Appreciating Every Day

It was Violet Szucs' surprise 80th birthday party, and her family had gathered to celebrate. "Everyone was happy," her son Steve recalls, "with jokes all around. But I felt something was odd about my mom. She wasn't her normal self."

Soon the changes became more apparent. "She used to call me every week. Then the calling just stopped. When the holidays came, there was no card, no gift. It was the first time that had ever happened," he says. "Finally, my mom, who always was a regular church-goer, stopped going to services. She said, 'I just don't feel like it anymore.' "

Six months later, in February 2004, a visit to a geriatrician confirmed Steve's fears – Alzheimer's disease, in the mild to moderate stage. Steve temporarily moved in with his mom the first year after she was diagnosed. "She seemed confused and disorganized, and she couldn't take care of the house the way she always had," he recalls.

In late 2004, Violet was enrolled in a trial for an investigational drug that aims to stop the progression of the disease. Since it's a double-blind study, Steve isn't sure whether his mom is getting active drug or placebo. But he believes he has seen an improvement. "She's in a happier mood than she was two years ago though her short-term memory seems to be getting shorter. Actually, it's pretty much nonexistent. Sometimes that's funny. At other times, it's trying."

Today, while she spends much of her time with Steve's sister, Violet lives on her own and goes to adult day care five days a week – to interact with people. "That seems to have made a difference in her attitude. At least for now, I think she enjoys a good quality of life," Steve says.

But it's a different life. "She quickly loses interest in television," Steve observes. "She'll be laughing one minute and then lean her head back and be sleeping the next. She has a difficult time focusing. She also doesn't remember the year she was born. I'll tell her it was 1923, but 10 minutes later, she can't remember it. She's not what she used to be at all.

"Still," he says, "right now, I'm happy for her. She's enjoying every day as much as she can. And my daughter will know her grandmother. I know it won't always be like this so I appreciate the time we have together."

"We don't expect our parents to go through this. They are the people who used to make sure the world was okay for us ..."





Ana Alvarado: Taking Care of Mom

Ana Alvarado is 48 years old. She has her work – as a Spanish teacher – and she has her mom – Antonia, age 77, who suffers from Alzheimer's disease. "My mom lives with my brother and me," Ana says. "Taking care of her is a 24/7 task. I have to get up at 4 a.m. to go to work so I have a homemaker come to our house in the mornings. Later, an aide stays with my mom until my brother gets home from work." Ana's sister lives up the street, and, in between jobs, she stops in to make sure everything is okay.

Antonia was diagnosed three years ago after exhibiting sudden changes in behavior. "You would talk with her, and she'd always make excuses for not doing something. That was very unlike her," Ana reports. "And when our family would get together, she'd get upset because other people were around, and she felt she wasn't getting enough attention."

Today, even as some of those symptoms have abated, Antonia's memory loss has advanced. "She knows I'm a familiar face, but now and then she'll ask, 'Where's Ana?' She'll talk about events and people from her earliest years, but she doesn't remember my father, who died 15 years ago, and she doesn't know what day it is," Ana says. "I've seen her get worse. The mood swings vary from day to day." And other behaviors have emerged. "When we go out in public, she wants to physically embrace people in the stores, and she thinks everyone understands Spanish," Ana notes. "Mom used to speak English but doesn't anymore, and she watches soap operas but doesn't know what's going on."

Dealing with this has been painful. "I was angry at the beginning, having a mother but not having a mother," Ana says. "I had to deal with the fact that I no longer could rely on her as a parent."

Then there are the hardships of caregiving. "At the extreme, I suppose she could go into a nursing home," Ana adds. "But I don't want her to do that. I'm Spanish, and we care for our elders. To keep my sanity, I turn a lot of my attention to work."

Antonia once had another life. "My mom always was a pleasant woman. She was a seamstress and was very independent. And she took care of the world," Ana says. "She was well-dressed, and her makeup was just right. But today, even bathing her is a challenge.

"We don't expect our parents to go through this. They are the people who used to make sure the world was okay for us," Ana adds. "But she's my child now – and sometimes not an easy child."



Steve Jacobsen, Ph.D., Associate Director of Neuroscience Research at Wyeth.

"We expect to see failures, but we also anticipate that within a relatively short period of time, we will have a clear ability to modify the course of this disease."

still will examine memory and quality of life when we evaluate our disease-modifying therapies, but we hope these new endpoints will help us get our drugs to patients sooner. If these images show us that our drugs are reducing the amount of amyloid in the brain or are slowing the loss of neurons, it will be important evidence that our drugs are impeding the progression of the disease. Will everyone, including regulators, agree that these are proper endpoints?" The discussions continue.

As more effective therapies enter clinical trials, Dr. Black believes that attitudes will change. "We should be thinking about Alzheimer's as a disease where we can make significant change in the outcome, along the lines of the improvements we saw in cancer and HIV in the last decade. If we can show that a drug truly is slowing the progression of a terminal illness, then a higher level of risk may be acceptable. We have heard from patients and caregivers over and over again that they know Alzheimer's is a death sentence," says Dr. Black. "Similar to cancer patients and their families, they want effective therapies to combat the disease and are willing to accept the risks that may go along with these medications. The Alzheimer's patients and their families who participate in our clinical trials are our biggest allies in this effort."

Susan Kundel, Vice President for Neuroscience New Business at Wyeth, says, "This is a universally dreaded disease. And now we have within our grasp the possibility of doing something about it. We are on the leading edge of science, and that means there are many uncertainties and unknowns. We expect to see failures, but we also anticipate that within a relatively short period of time, we will have a clear ability to modify the course of this disease. The price for working in this disease is uncertainty. But what you get in return is a lot of hope."



In Alzheimer's disease, the cerebral cortex of the brain, shown in this PET scan, is atrophied due to the death of many neurons, and metabolic activity (shown in red) is decreased, leading to cognitive and behavioral dysfunction.

The Path Forward

Forging Partnerships for Progress

"Our aim is to foster a sense of national urgency about Alzheimer's disease."

Baby boomers fear Alzheimer's disease and the shadow it already is casting on the lives of people as they age – and on the lives of those who care for them.

A survey conducted by ACT-AD (Accelerate Cure/ Treatments for Alzheimer's Disease), a recently formed coalition of close to 50 leading advocacy groups, asked more than 1,000 Americans born between 1946 and 1964 about the disease.

Unprepared for a Health Care Crisis

Less than 10 percent think current treatments for the disease are adequate. Nearly all say they would be unprepared or would find life not worth living if they were forced to face the limitations common to the disease. And about 80 percent say their current savings would not cover the cost of care. Overwhelmingly, they express concern about the government's ability or even willingness to address this looming personal and public health care crisis.

Wyeth and other groups are making a concerted effort to help address those fears and to change the landscape of treatment and care.


IdeasOutsideShot
Decoding
Robert Essner
Open the Door to Curing Alzheimer's
Why This Research Must Become an Urgent Priority
Tarry no more; let's find a cure for Alzheimer's

ACT-AD represents patients, caregivers, consumers, older Americans, researchers and women's health advocates. It was organized in April 2006 and received initial support through an educational grant from Wyeth and Elan Corporation. "Many boomers currently are focused on other health issues and mistakenly consider Alzheimer's a problem of their elders," says Daniel Perry, Executive Director of the Alliance for Aging Research and Chair of ACT-AD. "But when asked to consider themselves at age 70 with Alzheimer's disease, there was a visceral reaction and an awakening to the reality of what could await them."

Wyeth believes that patients, industry and government must partner to help accelerate research for therapies that halt or reverse the progression of Alzheimer's disease.

The Need for a Greater Focus on Alzheimer's

Wyeth Chairman and CEO Robert Essner emphasizes the need to act now – on many fronts – to better mobilize society's war on Alzheimer's. "We've all known someone – a spouse, a parent, an aunt, an uncle – who has fallen prey to this disease," he told a 2005 White House Conference on Aging. "A recent Gallup poll found that nearly 50 percent of those responding worry about developing Alzheimer's disease. However, instead of spurring people into action, this knowledge seems to engender a sense of resignation, of inevitability. What we lack is a worldwide clamor for immediate action and a solution. I know of no disease in our country where more patients are waiting with so much need and so little hope. It does not have to be so."

Today, in addition to its wide-ranging research and development efforts to find better and more effective treatments, Wyeth is hard at work partnering with patient groups, talking with regulators in both the United States and internationally, and, in essence, leaving no stone unturned across many complex and difficult battlefronts.

"Our aim is to foster a sense of national urgency about Alzheimer's disease," says Jill Arent, Senior Director, Federal Health Policy in Wyeth's Public Policy group. "The successful mechanisms that the U.S. Food and

What the Future Holds

Where do we hope to be 10 years from now?

"The power of this disease and the challenge of conquering it drives us on," Wyeth Chairman and CEO Robert Essner has said. "What we need is a sense of urgency analogous to that which arose around AIDS. In the war against AIDS, government, regulatory agencies, scientists in industry and academia, and patient groups worked hand in hand to develop new therapies and to evaluate them as rapidly as possible. The results were remarkable."

In addition to its wide-ranging research and development efforts to find better and more effective treatments, Wyeth is hard at work partnering with patient groups and talking with regulators in both the United States and internationally. The Company is leaving no stone unturned across many battlefronts.

Breakthroughs will require the best that science can offer as more potential advances than ever appear in the lab or on the horizon. It will require society taking a fresh look in the mirror – as we age and as our parents age – to determine the right road map for the future and how best to get new drugs and more hope to patients sooner.



"We need to reshape the debate and dialogue around Alzheimer's. People need to understand the neurological holocaust that Alzheimer's disease represents for society."

Meryl Comer, pictured on page 13 of this report, believes that Alzheimer's disease "should be the baby boomer's worst nightmare." It certainly has been for her and her husband, Dr. Harvey Gralnick, who has suffered with the disease for more than a decade. Meryl gave up a successful career in broadcast journalism in Washington, D.C., to devote herself to his 24-hour care – sometimes with help but more often alone – and to be on the frontlines as an advocate for other patients and caregivers.

Meryl is upset about how Alzheimer's is seen by others. "Alzheimer's too often is portrayed as a benign disease of aging. But my husband maintained his mind and his body all his life. He had more than 200 research papers published, he was fluent in three languages, he filled in answers to crossword puzzles in ink and he was a long-distance runner. But all those activities didn't make a difference."

She adds, "I saw what happened to my husband during a brief institutional stay, and it made me physically ill. So I elected to do whatever was necessary to keep Harvey from having to leave home for his care. We still may go bankrupt after all these years of medical expenses, but I will have no regrets."

John Dwyer is a Washington, D.C., attorney, health care entrepreneur and Alzheimer's disease advocate. "We need to reshape the debate and dialogue around Alzheimer's," he says. "People need to understand the neurological holocaust that Alzheimer's disease represents for society. But, at the same time, we can't afford a long slog for new treatments. If we want to give hope to people, the short answer is that we need to develop a strategic national plan against Alzheimer's disease, and we need to energize and mobilize the 50- and 60-year-olds who are at risk – and that may be all of us."



"I try to offer as much support as I can, to tell my stories and to share my experiences."

Billings Fuess, Jr.: Saying Goodbye

Over the past 10 years, as his wife, Doris, deteriorated from Alzheimer's disease, Billings Fuess, Jr., suffered alongside her, learning more about loss than he ever thought possible. "You lose the one you love bit by bit," the New Jersey resident and retired advertising copywriter recalls. "She was slowly sinking below the water's surface, and I couldn't pull her up.

"In the mid-1990s, I began to suspect something was wrong with her mind," Billings adds. "Over time, Doris couldn't read from one line to the next and couldn't focus on anything. She would get frustrated when watching movies because she couldn't understand all the twists and turns. And she had trouble reading mystery stories for much the same reason. But she never forgot who I was."

He believes that after a hip operation two years ago and a stay in the hospital and rehabilitation facility, Doris' dementia seemed to accelerate. "She didn't realize she had broken her hip and didn't know enough to try to get better physically so I could take her home," he says. "It was bad. She kept falling because she didn't know she couldn't walk."

But through this self-described nightmare, Billings continued to care for her. "I had my own business, but I finally had to dissolve that." He also started going to a support group. "I found the sessions helpful. It's tough to deal with this alone. There's so much heartbreak." Wanting to help others, Billings still attends the group. "I try to offer as much support as I can, to tell my stories and to share my experiences."

On January 7, 2006, Billings and his wife exchanged wedding bands in the rehabilitation facility. "We were married in 1952, but we didn't have a double ring ceremony back then," he says. "On that special day last year, we slipped on our rings and it was all very happy." The next day, with her family at her side, she passed away.

"When Doris was well," he says, "our grandchildren were her great joy. She also worked in the bridal registry of a department store and liked to read, visit friends and go antiquing. She touched a lot of people along the way. I miss her dreadfully."

Selected Products from Wyeth


ProMeris Duo
Centrum
Advil PM
Advil
PREPARATION H
Caltrate
Robitussin
Cough
Enbrel
ZOSYN
Tygacil
PREMPRO

Wyeth Pharmaceuticals

Cardiovascular and Gastrointestinal

Inderal LA
Protonix
Protonix I.V.
Zoton

Hemophilia

BeneFIX
ReFacto

Immunology and Oncology

Mylotarg
Neumega
Rapamune

Infectious Disease

Tygacil
Zosyn/Tazocin

Inflammatory Disease

Enbrel *

Neuroscience

Effexor/Efexor
Effexor XR

Nutritionals

Nursoy
Progress
Progress Gold
Promil
Promil Gold
Promise
Promise Gold
S-26
S-26 Gold

Vaccines

Meningitec
Prevnar/Prevenar

Women's Health Care

Alesse/Loette
Lo/Ovral
Minesse
Premarin
Premarin Vaginal Cream
Premphase
Prempro/Premelle
Totelle
Triphasil/Trinordiol

Wyeth Consumer Healthcare

Analgesics

Advil
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Anadin
Children's Advil
Robaxin
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Cough/Cold/Allergy

Advil Cold & Sinus
Alavert
Children's Advil Cold
Dimetapp
Robitussin

Nutritional Supplements

Caltrate
Centrum
Centrum Select
Centrum Silver
Polase
Vitasprint B12

Other Products

Anbesol
ChapStick
FiberCon
Preparation H
Primatene

Fort Dodge Animal Health

Bronchi-Shield
Bursine
CYDECTIN
Duramune
Fel-O-Vax/Pentofel
Fluvac Innovator/Duvaxyn
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ToDAY
ToMORROW
Torbugesic/Torbutrol
Triangle
West Nile-Innovator

* Co-promoted with Amgen Inc.

The above products are identified as trademarks used by Wyeth and its subsidiaries.

Directors and Officers

Board of Directors

Robert Essner [1]
Chairman and Chief Executive Officer

John D. Feerick [2,5]
Professor of Law, Fordham University School of Law

Frances D. Fergusson, Ph.D. [4,5,6]
President Emeritus
Vassar College

Victor F. Ganzi [2,3,12]
President and Chief Executive Officer, The Hearst Corporation

Robert Langer, Sc.D. [4,5,6]
Institute Professor, Massachusetts Institute of Technology

John P. Mascotte [1,2,3,5,12]
Retired President and Chief Executive Officer, Blue Cross and Blue Shield of Kansas City, Inc.

Raymond J. McGuire
Managing Director, Co-Head, Global Investment Banking, Citigroup Global Markets Inc.

Mary Lake Polan, M.D., Ph.D., M.P.H. [4,5,6]
Professor and Chairman Emeritus, Department of Obstetrics and Gynecology, Stanford University School of Medicine

Bernard Poussot
President, Chief Operating Officer and Vice Chairman

Gary L. Rogers [2,3]
Former Vice Chairman, General Electric Company

Ivan G. Seidenberg [1,3,4]
Chairman and Chief Executive Officer, Verizon Communications Inc.

Walter V. Shipley [3,5]
Retired Chairman of the Board, The Chase Manhattan Corporation

John R. Torell III [2,4]
Partner
Core Capital Group

Principal Corporate Officers

Robert Essner [7,8,9,10,11]
Chairman and Chief Executive Officer

Bernard Poussot [7,8,9,10,11]
President, Chief Operating Officer and Vice Chairman

Kenneth J. Martin [7,8,9,10,11]
Chief Financial Officer and Vice Chairman

Thomas Hofstaetter, Ph.D. [7,9]
Senior Vice President – Corporate Business Development

René R. Lewin [7,8,9,10,11]
Senior Vice President – Human Resources

Joseph M. Mahady [7,8,9,10]
Senior Vice President

Marily H. Rhudy [7,9]
Senior Vice President – Public Affairs

Robert R. Ruffolo, Jr., Ph.D. [7,8,9,10]
Senior Vice President

Lawrence V. Stein [7,8,9,10,11]
Senior Vice President and General Counsel

Ulf Wiinberg [7,9]
Senior Vice President

Mary Katherine Wold [10,11]
Senior Vice President – Tax and Treasury

Douglas A. Dworkin [8]
Vice President and Deputy General Counsel

Leo C. Jardot
Vice President – Government Relations

Paul J. Jones [8,9]
Vice President and Controller

Jeffrey E. Keisling
Vice President – Corporate Information Services and Chief Information Officer

John C. Kelly
Vice President – Finance Operations

Eileen M. Lach [8]
Vice President, Corporate Secretary and Associate General Counsel

David A. Manspeizer [8]
Vice President – Intellectual Property and Associate General Counsel

James J. Pohlman
Vice President – Corporate Strategic Initiatives

Steven A. Tasher [8]
Vice President – Environmental Affairs and Facilities Operations and Associate General Counsel

Justin R. Victoria
Vice President – Investor Relations

Robert E. Landry, Jr. [11]
Treasurer

Principal Division and Subsidiary Officers

Fort Dodge Animal Health
E. Thomas Corcoran [7,9,10]
President

Wyeth Consumer Healthcare
Douglas A. Rogers [7,8,9,10]
President

Wyeth Consumer Healthcare – International
Etienne N. Attar [9]
President

Wyeth Pharmaceuticals – Global Business
Joseph M. Mahady [7,8,9,10]
President

Wyeth Pharmaceuticals – Asia/Pacific and Nutritionals
Mark M. Larsen [9]
President

Wyeth Pharmaceuticals – EMEA/Canada
Ulf Wiinberg [7,9]
President

Wyeth Pharmaceuticals – Latin America
Eduardo G. Nieto [9]
President

Wyeth Pharmaceuticals – Technical Operations and Product Supply
Charles A. Portwood [7,8]
President

Wyeth Pharmaceuticals – United States and Wyeth Pharmaceutical Business Unit
Geno J. Germano [9]
President and General Manager

Wyeth Research
Robert R. Ruffolo, Jr., Ph.D. [7,8,9,10]
President

---

1 Executive Committee
2 Audit Committee
3 Compensation and Benefits Committee
4 Corporate Issues Committee
5 Nominating and Governance Committee
6 Science and Technology Committee
7 Management Committee
8 Law/Regulatory Review Committee
9 Operations Committee
10 Human Resources and Benefits Committee
11 Retirement Committee
12 Designated to be a "Financial Expert" as defined in applicable SEC rules

Selected Financial Data

(Dollar amounts in thousands except per share amounts)

Year Ended December 31,	2006	2005	2004	2003
Net revenue	**$20,350,655**	$18,755,790	$17,358,028	$15,850,632
Research and development expenses	**3,109,060**	2,749,390	2,460,610	2,093,533
Net income	**4,196,706**	3,656,298	1,233,997	2,051,192
Diluted earnings per share	**3.08**	2.70	0.91	1.54
Dividends per common share	**1.01**	0.9400	0.9200	0.9200
Capital expenditures	**1,289,784**	1,081,291	1,255,275	1,908,661
Total assets	**$36,478,715**	$35,841,126	$33,629,704	$31,031,922
Number of common stockholders	**47,314**	50,648	54,301	59,181
Number of employees at year end	**50,060**	49,732	51,401	52,385
Wages and salaries	**$ 3,488,510**	$ 3,434,476	$ 3,280,328	$ 3,003,555

Company Data by Reportable Segment

(In millions)

Year Ended December 31,	2006	2005	2004	2003
Net Revenue from Customers				
Pharmaceuticals	**$16,884.2**	$15,321.1	$13,964.1	$12,622.7
Consumer Healthcare	**2,530.2**	2,553.9	2,557.4	2,434.5
Animal Health	**936.3**	880.8	836.5	793.4
Consolidated total	**$20,350.7**	$18,755.8	$17,358.0	$15,850.6
Income (Loss) before Income Taxes				
Pharmaceuticals	**$ 5,186.4**	$ 4,544.9	$ 4,040.1	$ 3,798.5
Consumer Healthcare	**516.2**	574.3	578.6	592.4
Animal Health	**163.7**	139.4	134.8	127.4
Corporate	**(436.4)**	(478.0)	(4,883.3)	(2,156.7)
Consolidated total	**$ 5,429.9**	$ 4,780.6	$ (129.8)	$ 2,361.6
Depreciation and Amortization Expense				
Pharmaceuticals	**$ 719.9**	$ 682.0	$ 529.5	$ 458.0
Consumer Healthcare	**20.0**	40.8	45.7	34.9
Animal Health	**32.7**	30.3	29.9	25.9
Corporate	**30.4**	33.8	17.3	19.1
Consolidated total	**$ 803.0**	$ 786.9	$ 622.4	$ 537.9
Expenditures for Long-Lived Assets				
Pharmaceuticals	**$ 1,228.3**	$ 1,077.9	$ 1,226.5	$ 1,742.1
Consumer Healthcare	**35.3**	28.4	33.2	53.8
Animal Health	**37.2**	45.0	40.0	28.4
Corporate	**72.0**	47.1	83.4	126.3
Consolidated total	**$ 1,372.8**	$ 1,198.4	$ 1,383.1	$ 1,950.6
Total Assets at December 31,				
Pharmaceuticals	**$ 17,171.6**	$15,770.2	$15,771.2	$14,513.7
Consumer Healthcare	**1,492.9**	1,463.2	1,701.4	1,742.8
Animal Health	**1,430.0**	1,326.7	1,340.9	1,328.4
Corporate	**16,384.2**	17,281.0	14,816.2	13,447.0
Consolidated total	**$36,478.7**	$35,841.1	$33,629.7	$31,031.9

Worldwide Net Revenue by Product

(In millions)

	2006	2005	2004	2003
Pharmaceuticals				
Effexor	**$ 3,722.1**	$ 3,458.8	$ 3,347.4	$ 2,711.7
Prevnar	**1,961.3**	1,508.3	1,053.6	945.6
Protonix	**1,795.0**	1,684.9	1,590.6	1,493.3
Enbrel	**1,499.6**	1,083.7	680.0	298.9
Nutrition	**1,200.8**	1,040.9	943.3	857.6
Premarin family	**1,050.9**	908.9	880.2	1,275.3
Zosyn/Tazocin	**972.0**	891.6	760.3	638.7
Oral contraceptives	**454.9**	525.3	590.1	589.2
BeneFIX	**357.6**	343.3	301.5	248.1
Rapamune	**336.9**	300.2	259.0	169.8
rhBMP-2	**308.0**	236.3	165.3	58.1
ReFacto	**305.6**	268.4	249.4	224.2
Zoton	**130.8**	375.7	447.7	363.2
Tygacil	**71.5**	10.0	—	—
Alliance revenue	**1,339.2**	1,146.5	789.9	654.4
Other	**1,378.0**	1,537.7	1,708.3	1,872.0
Total Pharmaceuticals	**$16,884.2**	$15,321.1	$13,964.1	$12,622.7
Consumer Healthcare				
Centrum	**$ 657.1**	$ 634.0	$ 616.6	$ 545.6
Advil	**620.2**	514.0	490.4	450.9
Robitussin	**225.5**	253.2	237.9	230.3
Caltrate	**195.1**	189.2	179.0	153.4
ChapStick	**127.9**	134.4	123.2	113.9
Preparation H	**103.1**	104.8	102.3	92.3
Dimetapp	**81.7**	80.4	87.8	85.2
Alavert	**49.8**	49.5	56.0	81.6
Advil Cold & Sinus	**61.0**	122.4	129.7	134.7
Solgar	—	58.5	105.5	105.1
Other	**408.8**	413.5	429.0	441.5
Total Consumer Healthcare	**$ 2,530.2**	$ 2,553.9	$ 2,557.4	$ 2,434.5
Animal Health				
Livestock products	**$ 405.5**	$ 377.2	$ 351.0	$ 329.2
Companion animal products	**283.9**	257.8	252.6	226.7
Equine products	**135.5**	138.2	138.2	147.2
Poultry products	**111.4**	107.6	94.7	90.3
Total Animal Health	**$ 936.3**	$ 880.8	$ 836.5	$ 793.4

Executive Offices

Wyeth
Five Giralda Farms
Madison, NJ 07940
(973) 660-5000

www.wyeth.com

Stock Trading Information

Wyeth stock is listed on the New York Stock Exchange (ticker symbol: WYE).

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932

Annual Meeting

The Annual Meeting of Stockholders will be held on Thursday, April 26, 2007 at the Hyatt Morristown in Morristown, New Jersey.

Stockholder Account Information

The Bank of New York is the transfer agent, registrar, dividend disbursing agent and dividend reinvestment agent for the Company. Stockholders of record with questions about lost certificates, lost or missing dividend checks, or notification of change of address should contact:
The Bank of New York
P.O. Box 11002
Church Street Station
New York, NY 10286

(800) 565-2067
(Inside the United States and Canada)

(212) 815-3700
(Outside the United States and Canada)

For the hearing impaired:
(888) 269-5221 (TDD)

E-mail: shareowners@bankofny.com
Internet address: www.stockbny.com

BuyDIRECT Stock Purchase and Sale Plan

The BuyDIRECT plan provides stockholders of record and new investors with a convenient way to make cash purchases of the Company's common stock and to automatically reinvest dividends. Inquiries should be directed to The Bank of New York.

Reports Available

A copy of the Company's 2006 Annual Report on Form 10-K may be obtained by any stockholder without charge through The Bank of New York. Additionally, this report and all Company filings with the Securities and Exchange Commission can be accessed on our Web site at www.wyeth.com.

Equal Employment Opportunity

Our established affirmative action and equal employment programs demonstrate our long-standing commitment to provide job and promotional opportunities for all qualified persons regardless of age, color, disability, national origin, race, religion, sex, sexual orientation, status as a Vietnam-era veteran or a special disabled veteran, or any military uniformed services obligation.

Environment, Health and Safety

Information on the Company's environmental, health and safety (EHS) performance and its EHS Policy is available on the Web at http://www.wyeth.com/aboutwyeth/citizenship/ehs. EHS information also is included in *Corporate Citizenship 2006 – Living Our Values*, which is available on the Web at http://www.wyeth.com/aboutwyeth/citizenship. The EHS Policy also may be obtained upon written request to:
Wyeth
Department of Environment, Health and Safety
Five Giralda Farms
Madison, NJ 07940

Corporate Citizenship

Corporate Citizenship 2006 – Living Our Values, a report describing the Company's efforts in the areas of governance, employee development, support for our communities, and protection of the environment and the health and safety of our employees, is available on the Web at http://www.wyeth.com/aboutwyeth/citizenship or via written request to:
Wyeth
Public Affairs
Five Giralda Farms
Madison, NJ 07940

Trademarks

Product designations appearing in differentiated type are trademarks. Trademarks for products that have not received final regulatory approval are subject to change.

Cautionary Statement

The information in this Annual Review is a summary and does not provide complete information; it should be considered along with the information contained in the Company's 2006 Financial Report, 2006 Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission.

This Annual Review includes forward-looking statements reflecting the Company's current views at the time these statements were made with respect to future events and financial performance. All forward-looking statements address matters involving numerous assumptions, risks and uncertainties, which may cause actual results to differ materially from those expressed or implied by the Company in those statements. In particular, the Company encourages the reader to review the risks and uncertainties described under the heading "Item 1A. RISK FACTORS" in the Company's 2006 Annual Report on Form 10-K. Accordingly, the Company cautions the reader not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made.

Mission & Vision

Mission

We bring to the world pharmaceutical and health care products that improve lives and deliver outstanding value to our customers and shareholders.

Vision

Our vision is to lead the way to a healthier world. By carrying out this vision at every level of our organization, we will be recognized by our employees, customers and shareholders as the best pharmaceutical company in the world, resulting in value for all.

We will achieve this by:

- Leading the world in innovation through pharmaceutical, biotech and vaccine technologies
- Making trust, quality, integrity and excellence hallmarks of the way we do business
- Attracting, developing and motivating our people
- Continually growing and improving our business
- Demonstrating efficiency in how we use resources and make decisions

Values

To achieve our mission and realize our vision, we must live by our values:

Quality

We are committed to excellence – in the results we achieve and in how we achieve them.

Integrity

We do what is right for our customers, our communities, our shareholders and ourselves.

Respect for People

We promote a diverse culture and a commitment to mutually respect our employees, our customers and our communities.

Leadership

We value people at every level who lead by example, take pride in what they do and inspire others.

Collaboration – "Teamwork"

We value teamwork – working together to achieve common goals is the foundation of our success.

Wyeth

Five Giralda Farms
Madison, NJ 07940

Wyeth

2006 Financial Report

Contents

Dear Stockholders:

In 2006, Wyeth continued to gain momentum both in its financial results and in its pipeline of new products. I'm pleased to report that we achieved new records for the Company this past year and saw acceleration in the growth of many of our key products. As we invested in our future, we also continued a critical company-wide effort to become more productive, to find new and more efficient ways to conduct our business, and to stay ahead of the challenges that face the pharmaceutical industry in this time of great change.

Successful companies share three important elements: They continually change and adapt in the face of a complex global health care environment; they place innovation at the center of their thinking and strategies; and they maintain a strong sense of values and an enduring and motivating mission. Wyeth's achievements in 2006 demonstrate that our Company understands what is necessary to sustain success and, as the title of our 2006 Annual Review suggests, to continue to lead the way to a healthier world.

This year, we again have divided our traditional Annual Report into two separate publications. The first is this Financial Report, which provides a complete review of the performance of all of our businesses during 2006. The second publication is an Annual Review that focuses on our research and development efforts in two complementary ways: It includes an in-depth look at our near-term pipeline for several key therapeutic areas, and it offers a special report on a specific area of great unmet medical need – Alzheimer's disease.

I hope this Financial Report will give you important insights into our record of achievement and a better understanding of how Wyeth seeks to add value for our stockholders. Significant medical needs remain unmet worldwide, and we will continue to address these with innovative thinking, productive processes and bold actions.



Robert Essner
Chairman and Chief Executive Officer
February 26, 2007


SEC MAIL PROCESSING
RECEIVED
MAR 2 2007
WASH. D.C.
210
SECTION

Ten-Year Selected Financial Data

(Dollar amounts in thousands except per share amounts)

Year Ended December 31,	2006	2005	2004
Summary of Net Revenue and Earnings			
Net revenue[1]	**$20,350,655**	$18,755,790	$17,358,028
Income (loss) from continuing operations[1][2][3]	**4,196,706**	3,656,298	1,233,997
Diluted earnings (loss) per share from continuing operations[1][2][4]	**3.08**	2.70	0.91
Dividends per common share	**1.0100**	0.9400	0.9200
Year-End Financial Position			
Current assets[1][3]	**$17,514,241**	$18,044,841	$14,438,029
Current liabilities[1][3]	**7,221,848**	9,947,961	8,535,542
Total assets[1][3]	**36,478,715**	35,841,126	33,629,704
Long-term debt[1][4]	**9,096,743**	9,231,479	7,792,311
Average stockholders' equity	**13,323,562**	10,921,136	9,571,142
Stockholders—Outstanding Shares			
Number of common stockholders	**47,314**	50,648	54,301
Weighted average common shares outstanding used for diluted earnings (loss) per share calculation (in thousands)	**1,374,053**	1,363,417	1,354,489
Employment Data[1]			
Number of employees at year end	**50,060**	49,732	51,401
Wages and salaries	**$ 3,488,510**	$ 3,434,476	$ 3,280,328
Benefits (including Social Security taxes)	**1,042,749**	1,022,538	958,317

(1) As a result of the sale of the Cyanamid Agricultural Products business on June 30, 2000, amounts for the years 1997 through 1999 were restated to reflect this business as a discontinued operation with the net assets of the discontinued business held for sale related to the Cyanamid Agricultural Products business included in current assets.

(2) See Management's Discussion and Analysis of Financial Condition and Results of Operations for discussion of the diet drug litigation charge and other significant items for the years ended December 31, 2006, 2005 and 2004.

(3) As a result of pre-tax charges of $4,500,000, $2,000,000, $1,400,000, $950,000, $7,500,000 and $4,750,000 in 2004, 2003, 2002, 2001, 2000 and 1999, respectively, related to the litigation brought against the Company regarding the use of the diet drugs Redux *or* Pondimin, *current liabilities increased substantially beginning in 1999 compared with prior years.*

In 2002, the Company sold 67,050,400 shares of Amgen Inc. (Amgen) common stock received in connection with Amgen's acquisition of Immunex Corporation for net proceeds of $3,250,753. The Company used a portion of these proceeds to pay down commercial paper and substantially reduce current liabilities. Additionally, the remaining 31,235,958 shares of Amgen common stock owned by the Company as of December 31, 2002 had a fair value of $1,509,947. The fair value of these shares as well as the proceeds from the shares sold in 2002 substantially increased total assets. In 2003, the Company completed the sale of the remaining 31,235,958 shares of its Amgen common stock holdings for net proceeds of $1,579,917.

(4) In 2001, the Company issued $3,000,000 of Senior Notes. In 2003, the Company issued $4,800,000 of Senior Notes and $1,020,000 of Convertible Senior Debentures. A portion of the proceeds from the 2003 borrowings was used to repurchase approximately $1,700,000 in previously issued Senior Notes. In 2005, the Company issued $1,500,000 of Senior Notes.

2003	2002	2001	2000	1999	1998	1997
$15,850,632	$14,584,035	$13,983,745	$13,081,334	$11,695,061	$11,101,100	$11,916,623
2,051,192	4,447,205	2,285,294	(901,040)	(1,207,243)	2,152,344	1,747,638
1.54	3.33	1.72	(0.69)	(0.92)	1.61	1.33
0.9200	0.9200	0.9200	0.9200	0.9050	0.8700	0.8300
$14,962,242	$11,605,699	$ 9,766,753	$10,180,811	$12,384,778	$10,698,188	$10,025,512
8,429,510	5,485,506	7,257,181	9,742,059	6,480,383	3,478,119	3,476,322
31,031,922	26,042,592	22,967,922	21,092,466	23,123,756	20,224,231	19,851,517
8,076,429	7,546,041	7,357,277	2,394,790	3,606,423	3,839,402	5,007,610
8,725,147	6,114,243	3,445,333	4,516,420	7,914,772	8,895,024	7,568,672
59,181	61,668	64,698	58,355	62,482	65,124	64,313
1,336,430	1,334,127	1,330,809	1,306,474	1,308,876	1,336,641	1,312,975
52,385	52,762	52,289	48,036	46,815	47,446	54,921
$ 3,003,555	$ 2,792,379	$ 2,536,220	$ 2,264,258	$ 2,032,431	$ 2,175,517	$ 2,428,518
933,448	842,177	691,018	602,816	593,222	577,930	619,528

Consolidated Balance Sheets

(In thousands except share and per share amounts)

December 31,	2006	2005
Assets		
Cash and cash equivalents	**$ 6,778,311**	$ 7,615,891
Marketable securities	**1,948,931**	618,619
Accounts receivable less allowances (2006—$156,449 and 2005—$142,047)	**3,383,341**	3,030,580
Inventories	**2,480,459**	2,333,543
Other current assets including deferred taxes	**2,923,199**	4,446,208
Total Current Assets	**17,514,241**	18,044,841
Property, plant and equipment:		
Land	**177,188**	177,507
Buildings	**7,154,928**	6,492,605
Machinery and equipment	**5,491,987**	4,860,953
Construction in progress	**1,659,391**	1,516,033
	14,483,494	13,047,098
Less accumulated depreciation	**4,337,235**	3,693,745
	10,146,259	9,353,353
Goodwill	**3,925,738**	3,836,394
Other intangibles, net of accumulated amortization (2006—$236,363 and 2005—$178,588)	**356,692**	279,720
Other assets including deferred taxes	**4,535,785**	4,326,818
Total Assets	**$36,478,715**	$35,841,126
Liabilities		
Loans payable	**$ 124,225**	$ 13,159
Trade accounts payable	**1,116,754**	895,216
Accrued expenses	**5,679,141**	8,759,136
Accrued taxes	**301,728**	280,450
Total Current Liabilities	**7,221,848**	9,947,961
Long-term debt	**9,096,743**	9,231,479
Pension liabilities	**806,413**	389,179
Accrued postretirement benefit obligations other than pensions	**1,600,751**	1,104,256
Other noncurrent liabilities	**3,100,205**	3,173,882
Total Liabilities	**$21,825,960**	$23,846,757
Contingencies and commitments (Note 14)		
Stockholders' Equity		
$2.00 convertible preferred stock, par value $2.50 per share; 5,000,000 shares authorized	**28**	37
Common stock, par value $0.33 1/3 per share; 2,400,000,000 shares authorized (1,345,249,848 and 1,343,349,460 issued and outstanding, net of 77,342,696 and 79,112,368 treasury shares at par, for 2006 and 2005, respectively)	**448,417**	447,783
Additional paid-in capital	**6,142,277**	5,097,228
Retained earnings	**8,734,699**	6,514,046
Accumulated other comprehensive income (loss)	**(672,666)**	(64,725)
Total Stockholders' Equity	**14,652,755**	11,994,369
Total Liabilities and Stockholders' Equity	**$36,478,715**	$35,841,126

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(In thousands except per share amounts)

Year Ended December 31,	2006	2005	2004
Net Revenue	**$20,350,655**	$18,755,790	$17,358,028
Cost of goods sold	**5,587,851**	5,431,200	4,947,269
Selling, general and administrative expenses	**6,501,976**	6,117,706	5,799,791
Research and development expenses	**3,109,060**	2,749,390	2,460,610
Interest (income) expense, net	**(6,646)**	74,756	110,305
Other income, net	**(271,490)**	(397,851)	(330,100)
Diet drug litigation charges	**—**	—	4,500,000
Income (loss) before income taxes	**5,429,904**	4,780,589	(129,847)
Provision (benefit) for income taxes	**1,233,198**	1,124,291	(1,363,844)
Net Income	**$ 4,196,706**	$ 3,656,298	$ 1,233,997
Basic Earnings per Share	**$ 3.12**	$ 2.73	$ 0.93
Diluted Earnings per Share	**$ 3.08**	$ 2.70	$ 0.91

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(In thousands except per share amounts)

	$2.00 Convertible Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at January 1, 2004	$42	$444,151	$4,764,390	$ 4,112,285	$ (26,487)	$ 9,294,381
Net income				1,233,997		1,233,997
Currency translation adjustments					451,892	451,892
Unrealized gains on derivative contracts, net					10,354	10,354
Unrealized losses on marketable securities, net					(8,226)	(8,226)
Minimum pension liability adjustments, net					39,619	39,619
Comprehensive income, net of tax						1,727,636
Cash dividends declared:						
Preferred stock (per share: $2.00)				(33)		(33)
Common stock (per share: $0.92)				(1,227,001)		(1,227,001)
Common stock issued for stock options		779	56,694			57,473
Issuance of restricted stock awards		85	9,164			9,249
Tax benefit from exercises of stock options			(13,386)			(13,386)
Other exchanges	(2)	16	162	(592)		(416)
Balance at December 31, 2004	$40	$445,031	$4,817,024	$ 4,118,656	$ 467,152	$ 9,847,903
Net income				3,656,298		3,656,298
Currency translation adjustments					(492,784)	(492,784)
Unrealized gains on derivative contracts, net					32,518	32,518
Unrealized losses on marketable securities, net					(4,128)	(4,128)
Minimum pension liability adjustments, net					(67,483)	(67,483)
Comprehensive income, net of tax						3,124,421
Cash dividends declared:						
Preferred stock (per share: $2.00)				(30)		(30)
Common stock (per share: $0.94)				(1,259,368)		(1,259,368)
Common stock issued for stock options		2,637	232,355			234,992
Issuance of restricted stock awards		84	11,225			11,309
Tax benefit from exercises of stock options			37,457			37,457
Other exchanges	(3)	31	(833)	(1,510)		(2,315)
Balance at December 31, 2005	$37	$447,783	$5,097,228	$ 6,514,046	$ (64,725)	$11,994,369
Net income				**4,196,706**		**4,196,706**
Currency translation adjustments					**565,745**	**565,745**
Unrealized losses on derivative contracts, net					**(6,060)**	**(6,060)**
Unrealized gains on marketable securities, net					**4,157**	**4,157**
Minimum pension liability adjustments, net					**(41,234)**	**(41,234)**
Comprehensive income, net of tax						**4,719,314**
Adoption of FASB Statement No. 158, net					**(1,130,549)**	**(1,130,549)**
Cash dividends declared:						
Preferred stock (per share: $2.00)				**(26)**		**(26)**
Common stock (per share: $1.01)				**(1,358,743)**		**(1,358,743)**
Common stock acquired for treasury		**(4,477)**	**(42,818)**	**(617,284)**		**(664,579)**
Common stock issued for stock options		**4,372**	**490,648**			**495,020**
Stock-based compensation expense			**393,330**			**393,330**
Issuance of restricted stock awards		**688**	**85,490**			**86,178**
Transfer of restricted stock award accruals to equity			**63,171**			**63,171**
Tax benefit from exercises of stock options			**55,263**			**55,263**
Other exchanges	**(9)**	**51**	**(35)**			**7**
Balance at December 31, 2006	**$28**	**$448,417**	**$6,142,277**	**$ 8,734,699**	**$ (672,666)**	**$14,652,755**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

Year Ended December 31,	2006	2005	2004
Operating Activities			
Net income	**$ 4,196,706**	$ 3,656,298	$ 1,233,997
Adjustments to reconcile net income to net cash provided by operating activities:			
Diet drug litigation payments	**(2,972,700)**	(1,453,733)	(850,200)
Seventh Amendment security fund (deposit)/refund	**400,000**	(1,250,000)	—
Diet drug litigation charges	**—**	—	4,500,000
Tax on repatriation	**—**	170,000	—
Net gains on sales and dispositions of assets	**(28,545)**	(127,228)	(156,175)
Depreciation	**761,690**	749,163	581,567
Amortization	**41,350**	37,710	40,832
Stock-based compensation	**393,330**	108,534	24,634
Change in deferred income taxes	**630,131**	542,920	(1,470,532)
Income tax adjustment	**—**	—	(407,600)
Pension provision	**354,531**	317,047	294,838
Pension contributions	**(271,909)**	(328,895)	(363,422)
Changes in working capital, net:			
Accounts receivable	**(238,764)**	(357,582)	(130,325)
Inventories	**(7,910)**	7,410	4,295
Other current assets	**(39,037)**	16,958	38,403
Trade accounts payable and accrued expenses	**70,868**	185,326	(144,161)
Accrued taxes	**(7,536)**	15,719	(145,322)
Other items, net	**(27,828)**	61,994	(172,086)
Net Cash Provided by Operating Activities	**3,254,377**	2,351,641	2,878,743
Investing Activities			
Purchases of intangibles and property, plant and equipment	**(1,289,784)**	(1,081,291)	(1,255,275)
Proceeds from sales of assets	**69,235**	365,184	351,873
Purchase of additional equity interest in affiliate	**(102,187)**	(92,725)	—
Purchases of marketable securities	**(2,239,022)**	(651,097)	(2,345,354)
Proceeds from sales and maturities of marketable securities	**915,339**	1,777,005	1,697,864
Net Cash Provided by/(Used for) Investing Activities	**(2,646,419)**	317,076	(1,550,892)
Financing Activities			
Proceeds from issuance of long-term debt	**—**	1,500,000	—
Repayments of long-term debt	**(12,100)**	(328,187)	(1,500,000)
Other borrowing transactions, net	**47,334**	82,125	(6,587)
Dividends paid	**(1,358,769)**	(1,259,398)	(1,227,034)
Purchases of common stock for Treasury	**(664,579)**	—	—
Exercises of stock options	**515,853**	234,992	57,473
Net Cash Provided by/(Used for) Financing Activities	**(1,472,261)**	229,532	(2,676,148)
Effect of exchange rate changes on cash and cash equivalents	**26,723**	(25,928)	22,073
Increase (Decrease) in Cash and Cash Equivalents	**(837,580)**	2,872,321	(1,326,224)
Cash and Cash Equivalents, Beginning of Year	**7,615,891**	4,743,570	6,069,794
Cash and Cash Equivalents, End of Year	**$ 6,778,311**	$ 7,615,891	$ 4,743,570

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying consolidated financial statements include the accounts of Wyeth and subsidiaries (the Company). All per share amounts, unless otherwise noted in the footnotes and quarterly financial data, are presented on a diluted basis; that is, based on the weighted average number of outstanding common shares and the effect of all potentially dilutive common shares (primarily unexercised stock options and contingently convertible debt).

Use of Estimates: The financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require the use of judgments and estimates made by management. Actual results may differ from those estimates.

Description of Business: The Company is a U.S.-based multinational corporation engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in three primary businesses: Wyeth Pharmaceuticals (Pharmaceuticals), Wyeth Consumer Healthcare (Consumer Healthcare) and Fort Dodge Animal Health (Animal Health). Pharmaceuticals includes branded human ethical pharmaceuticals, biotechnology products, vaccines and nutrition products. Principal products include neuroscience therapies, cardiovascular products, nutrition products, gastroenterology drugs, anti-infectives, vaccines, oncology therapies, musculoskeletal therapies, hemophilia treatments, immunological products and women's health care products. Consumer Healthcare products include analgesics, cough/cold/allergy remedies, nutritional supplements, and hemorrhoidal, asthma and personal care items sold over-the-counter. Principal Animal Health products include vaccines, pharmaceuticals, parasite control and growth implants. The Company sells its diversified line of products to wholesalers, pharmacies, hospitals, physicians, retailers and other health care institutions located in various markets in more than 145 countries throughout the world.

Wholesale distributors and large retail establishments account for a large portion of the Company's *Net revenue* and trade receivables, especially in the United States. The Company's top three wholesale distributors accounted for approximately 31%, 29% and 25% of the Company's *Net revenue* in 2006, 2005 and 2004, respectively. The Company's largest wholesale distributor accounted for 14%, 12% and 10% of net revenue in 2006, 2005 and 2004, respectively. The Company continuously monitors the creditworthiness of its customers.

The Company has two products that account for more than 10% of its net revenue: *Effexor*, which comprised approximately 18%, 18% and 19% of the Company's *Net revenue* in 2006, 2005 and 2004, respectively; and *Enbrel*, including the alliance revenue recognized from a co-promotion arrangement with Amgen Inc. (Amgen), which comprised approximately 12% of the Company's *Net revenue* in 2006.

Cash Equivalents consist primarily of commercial paper, fixed-term deposits, securities under repurchase agreements and other short-term, highly liquid securities with maturities of three months or less when purchased and are stated at cost. The carrying value of cash equivalents approximates fair value due to their short-term, highly liquid nature.

Marketable Securities: The Company has marketable debt and equity securities, which are classified as either available-for-sale or held-to-maturity, depending on management's investment intentions relating to these securities. Available-for-sale securities are marked-to-market based on quoted market values of the securities, with the unrealized gains and losses, net of tax, reported as a component of *Accumulated other comprehensive income (loss)*. Realized gains and losses on sales of available-for-sale securities are computed based upon initial cost adjusted for any other-than-temporary declines in fair value. Investments categorized as held-to-maturity are carried at amortized cost because the Company has both the intent and ability to hold these investments until they mature. Impairment losses are charged to income for other-than-temporary declines in fair value. Premiums and discounts are amortized or accreted into earnings over the life of the related available-for-sale or held-to-maturity security. Dividend and interest income is recognized when earned. The Company owns no investments that are considered to be trading securities.

Inventories are valued at the lower of cost or market. Inventories valued under the last-in, first-out (LIFO) method amounted to $319.5 million and $339.2 million at December 31, 2006 and 2005, respectively. The current value exceeded the LIFO value by $91.1 million and $92.4 million at December 31, 2006 and 2005, respectively. The remaining inventories are valued primarily under the first-in, first-out method.

Inventories at December 31 consisted of:

(In thousands)	2006	2005
Finished goods	**$ 732,532**	$ 716,826
Work in progress	**1,312,925**	1,252,522
Materials and supplies	**435,002**	364,195
	$2,480,459	$2,333,543

Property, Plant and Equipment is carried at cost. Depreciation is provided over the estimated useful lives of the related assets, principally on the straight-line method, as follows:

Buildings	10 – 50 years
Machinery and equipment	3 – 20 years

The construction of most pharmaceutical manufacturing facilities typically includes costs incurred for the validation of specialized equipment, machinery and computer systems to ensure that the assets are ready for their intended use. These costs are primarily recorded in *Construction in progress* and subsequently reclassified to the appropriate *Property, plant and equipment* category when the related assets have reached a state of readiness.

Depreciation of such validation costs begins at the same time that depreciation begins for the related facility, equipment and machinery, which is when the assets are deemed ready for their intended purpose.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based on projected undiscounted cash flows associated with the affected assets. A loss is recognized for the difference between the fair value and the carrying amount of the asset. Fair value is determined based on market quotes, if available, or other valuation techniques.

Goodwill and Other Intangibles: Goodwill is defined as the excess of cost over the fair value of net assets acquired. Goodwill and other intangibles are subject to at least an annual assessment for impairment by applying a fair value-based test. Other intangibles with finite lives continue to be amortized. See Note 5 for further detail relating to the Company's goodwill and other intangibles balances.

Derivative Financial Instruments: The Company currently manages its exposure to certain market risks, including foreign exchange and interest rate risks, through the use of derivative financial instruments and accounts for them in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (SFAS No. 138) and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS No. 149).

On the date that the Company enters into a derivative contract, it designates the derivative as: (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (cash flow hedge), (3) a foreign currency fair value or cash flow hedge (foreign currency hedge) or (4) a derivative instrument that is not designated for hedge accounting treatment. For certain derivative contracts that are designated and qualify as fair value hedges (including foreign currency fair value hedges), the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the underlying exposure. For derivative contracts that are designated and qualify as cash flow hedges (including foreign currency cash flow hedges), the effective portion of gains and losses on these contracts is reported as a component of *Accumulated other comprehensive income (loss)* and reclassified into earnings in the same period the hedged transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. Ineffectiveness is minimized through the proper relationship of the hedging derivative contract with the hedged item. The Company also enters into derivative contracts that are not designated as hedging instruments. These derivative contracts are recorded at fair value with the gain or loss recognized in current period earnings. The cash flows from each of the Company's derivative contracts are reflected as operating activities in the consolidated statements of cash flows. The Company does not hold any derivative instruments for trading purposes. See Note 9 for a further description of the Company's specific programs to manage risk using derivative financial instruments.

Currency Translation: The majority of the Company's international operations are translated into U.S. dollars using current foreign currency exchange rates with currency translation adjustments reflected in *Accumulated other comprehensive income (loss)*. Currency translation adjustments related to international operations in highly inflationary economies are included in the results of operations.

Revenue Recognition: Revenue from the sale of Company products is recognized in *Net revenue* when goods are shipped and title and risk of loss pass to the customer. Provisions for product returns, cash discounts, chargebacks/rebates, customer allowances and consumer sales incentives are provided for as deductions in determining *Net revenue*. These provisions are based on estimates derived from current promotional program requirements, wholesaler inventory data and historical experience.

Revenue under co-promotion agreements from the sale of products developed by other companies, such as the Company's arrangement with Amgen to co-promote *Enbrel* (in the United States and Canada) and with King Pharmaceuticals, Inc. to co-promote *Altace*, is recorded as alliance revenue, which is included in *Net revenue*. Alliance revenue is primarily based upon a percentage of the co-promotion partners' gross margin. Such alliance revenue is earned when the co-promoting company ships the product and title and risk of loss pass to a third party. Additionally, alliance revenue includes certain revenue earned related to sirolimus, the active ingredient in *Rapamune*, which coats the coronary stent marketed by Johnson & Johnson. There is no cost of goods sold associated with alliance revenue, and the selling and marketing expenses related to alliance revenue are included in *Selling, general and administrative expenses*. Alliance revenue totaled $1,339.2 million, $1,146.5 million and $789.9 million for 2006, 2005 and 2004, respectively.

Beginning in 2006, the Company began recognizing revenue from the sale of its *Prevnar* vaccine to the federal government for placement into stockpiles related to the Pediatric Vaccine Stockpile in accordance with Securities and Exchange Commission Interpretation, "Commission Guidance Regarding Accounting for Sales of Vaccines and BioTerror Countermeasures to the Federal Government for Placement into the Pediatric Vaccine Stockpile or the Strategic National Stockpile." Net revenue recorded by the Company under the Pediatric Vaccine Stockpile was $14.2 million during 2006.

Sales Deductions: The Company deducts certain items from gross sales, which primarily consist of provisions for product returns, cash discounts, chargebacks/rebates, customer allowances and consumer sales incentives. In most cases, these deductions are offered to customers based upon volume purchases, the attainment of market share levels, government mandates, coupons and consumer discounts. These costs are recognized at the later of (a) the date at which the related revenue is recorded or (b) the date at which the incentives are offered. Chargebacks/rebates are the Company's only significant deduction from gross sales and relate primarily to U.S. sales of pharmaceutical products provided to wholesalers and managed care organizations under contractual agreements or to certain governmental agencies that administer benefit programs, such as Medicaid. While different programs and methods are utilized to determine the chargeback or rebate provided to the customer, the Company considers both to be a form of price reduction. Chargeback/rebate accruals included in *Accrued expenses* at December 31, 2006 and 2005 were $733.9 million and $765.5 million, respectively.

Advertising Costs are expensed as incurred and are included in *Selling, general and administrative expenses.* Advertising expenses worldwide, which are composed primarily of television, radio and print media, were $729.6 million, $591.0 million and $557.6 million in 2006, 2005 and 2004, respectively.

Shipping and Handling Costs, which include transportation to customers, transportation to distribution points, warehousing and handling costs, are included in *Selling, general and administrative expenses.* The Company typically does not charge customers for shipping and handling costs. Shipping and handling costs were $241.6 million, $245.3 million and $252.3 million in 2006, 2005 and 2004, respectively.

Stock-Based Compensation: Effective January 1, 2006, the Company adopted SFAS No. 123R, "Share-Based Payment" (SFAS No. 123R). This statement requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations as compensation expense (based on their fair values) over the vesting period of the awards. The Company adopted SFAS No. 123R using the modified prospective method, and, therefore, prior periods were not restated. Under the modified prospective method, companies are required to record compensation expense for (1) the unvested portion of previously issued awards that remain outstanding at the initial date of adoption and (2) for any awards issued, modified or settled after the effective date of the statement. See Note 12 for further discussion. 2005 and 2004 stock-based compensation expense consisted of restricted stock unit and performance-based restricted stock unit awards, which were accounted for in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), using the intrinsic value method.

Research and Development Expenses are expensed as incurred. Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval. Milestone payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the respective intangible asset. Amounts capitalized for such payments are included in *Other intangibles, net of accumulated amortization.*

Earnings per Share: The following table sets forth the computations of basic earnings per share and diluted earnings per share:

(In thousands except per share amounts)

Year Ended December 31,	2006	2005	2004
Numerator:			
Net income less preferred dividends	**$4,196,680**	$3,656,268	$1,233,964
Denominator:			
Weighted average common shares outstanding	**1,345,386**	1,339,718	1,333,691
Basic earnings per share	**$ 3.12**	$ 2.73	$ 0.93
Numerator:			
Net income	**$4,196,706**	$3,656,298	$1,233,997
Interest expense on contingently convertible debt	**30,009**	19,798	5,234
Net income, as adjusted	**$4,226,715**	$3,676,096	$1,239,231
Denominator:			
Weighted average common shares outstanding	**1,345,386**	1,339,718	1,333,691
Common stock equivalents of outstanding stock options, deferred contingent common stock awards, restricted stock awards and convertible preferred stock[1]	**11,777**	6,809	3,908
Common stock equivalents of assumed conversion of contingently convertible debt	**16,890**	16,890	16,890
Total shares[1]	**1,374,053**	1,363,417	1,354,489
Diluted earnings per share[1]	**$ 3.08**	$ 2.70	$ 0.91

(1) At December 31, 2006, 2005 and 2004, 77,297,579, 78,673,881 and 81,614,423 common shares, respectively, related to options outstanding under the Company's Stock Incentive Plans were excluded from the computation of diluted earnings per share, as the effect would have been antidilutive.

Recently Issued Accounting Standards: The Financial Accounting Standards Board (FASB) recently issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157), and FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company currently is assessing the impact this provision may have on its financial position or results of operations.

FIN 48 is an interpretation of SFAS Statement No. 109, "Accounting for Income Taxes" (SFAS No. 109), which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position.

FIN 48 also provides guidance on derecognition of a previously recognized tax position, classification, interest and penalties, accounting in interim periods and disclosures. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. The Company is in the process of evaluating the potential impact of FIN 48 and expects that the impact will be a charge to retained earnings. However, the impact is not expected to be material to the Company's financial position.

Reclassifications: Certain reclassifications have been made to the December 31, 2005 and 2004 consolidated financial statements and accompanying notes to conform with the December 31, 2006 presentation.

2. Significant Transactions

Co-development and Co-commercialization Agreements

During 2006, the Company entered into several collaboration and licensing agreements with various companies, of which the amounts incurred in 2006 were neither individually nor in the aggregate significant. In December 2005, the Company entered into collaboration agreements with Progenics Pharmaceuticals, Inc. (Progenics) and Trubion Pharmaceuticals, Inc. (Trubion). The Company recorded upfront payments of $100.0 million ($65.0 million after-tax or $0.05 per share) within *Research and development expenses* in connection with the agreements. In 2004, the Company entered into an agreement with Solvay Pharmaceuticals (Solvay) to co-develop and co-commercialize four neuroscience compounds. The Company recorded an upfront payment of $145.5 million ($94.6 million after-tax or $0.07 per share) within *Research and development expenses* in connection with the agreement and will make milestone payments upon achievement of certain future development and regulatory events. Also under the terms of the agreement, a portion of the Solvay sales force is promoting *Effexor*.

Equity Purchase Agreement

The Company has an equity purchase agreement with Takeda Pharmaceutical Company Limited (Takeda), whereby the Company will buy out the minority interest of an affiliated entity in Japan presently held by Takeda. In April 2006, the Company increased its ownership of the affiliated entity from 70% to 80% for a purchase price of $102.2 million. In April 2005, the Company increased its ownership of the affiliated entity from 60% to 70% for a purchase price of $92.7 million. The terms of the buyout call for the final 20% to be purchased in 2007. The purchase price of each buyout is based on a multiple of the entity's net sales in each of the buyout years, with the total purchase price estimated to be approximately $400.0 million to $450.0 million.

Net Gains on Sales and Dispositions of Assets

For the years ended December 31, 2006, 2005 and 2004, net pre-tax gains on sales and dispositions of assets of $28.5 million, $127.2 million and $156.2 million, respectively, were included in *Other income, net* and primarily consisted of the following product divestitures:

- 2006 net gains included sales of various product rights, which resulted in pre-tax gains of approximately $44.1 million.
- 2005 net gains included sales of product rights to *Synvisc*, *Epocler* in Brazil and the *Solgar* line of products, which resulted in pre-tax gains of approximately $168.7 million.
- 2004 net gains included sales of product rights to indiplon, *Diamox* in Japan and the Company's nutrition products in France, which resulted in pre-tax gains of approximately $150.9 million.

The net assets, sales and profits of these divested assets, individually or in the aggregate, were not material to any business segment or to the Company's consolidated financial statements as of December 31, 2006, 2005 and 2004.

3. Productivity Initiatives

The Company continued its long-term global productivity initiatives, which were launched in 2005, to adapt to the changing pharmaceutical industry environment. The guiding principles of these initiatives include innovation, cost savings, process excellence and accountability, with an emphasis on improving productivity. In July 2006, the Company established a Global Business Operations initiative as part of the productivity initiatives and entered into a master services agreement with Accenture LLP (Accenture). Accenture will provide the Company with transactional processing and administrative support services over a broad range of areas, including information services, finance and accounting, human resources and procurement functions. Transactional processing services are scheduled to commence in 2007. In addition, we are improving our drug development process, including establishing early clinical development centers, implementing remote data capture and improving logistics for shipping clinical materials.

In 2006 and 2005, the Company recorded net charges aggregating $218.6 million ($154.5 million after-tax or $0.11 per share) and $190.6 million ($137.1 million after-tax or $0.10 per share), respectively, related to the productivity initiatives. The Company recorded the charges, including personnel and other costs, in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146), SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets" (SFAS No. 144), SFAS No. 112, "Employers' Accounting for Postemployment Benefits—an amendment of FASB Statement Nos. 5 and 43" (SFAS No. 112), and SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" (SFAS No. 88). The 2006 activities were related to the Pharmaceuticals, Consumer Healthcare and Fort Dodge businesses. The charges were recorded to recognize the costs of closing certain manufacturing facilities and the elimination of certain positions at the Company's facilities. For 2006, charges of $129.2 million were recorded within *Cost of goods sold*, $78.0 million within

Selling, general and administrative expenses and $11.4 million within *Research and development expenses.* For 2005, charges of $137.7 million were recorded within *Cost of goods sold*, $85.6 million within *Selling, general and administrative expenses* and $7.5 million within *Research and development expenses* offset, in part, by an asset sale gain of $40.2 million recorded within *Other income, net.*

The following table summarizes the total charges discussed above, payments made and the reserve balance at December 31, 2006:

(In thousands) **Productivity Initiatives**	**Total Charges to Date**	**Reserve at December 31, 2005**	**Total Charges 2006**	**Net Payments/ Non-cash Items**	**Reserve at December 31, 2006**
Personnel costs	$268,300	$146,100	$ 93,500	$ (66,500)	$173,100
Accelerated depreciation	128,000	—	85,100	(85,100)	—
Other closure/exit costs	53,100	700	40,000	(40,300)	400
Asset sales	(40,200)	—	—	—	—
	$409,200	$146,800	$218,600	$(191,900)	$173,500

At December 31, 2006, the reserve balance for personnel costs related primarily to committed employee severance obligations, which, in accordance with the specific productivity initiatives, are expected to be paid over the next 36 months.

As other strategic decisions are made, the Company expects additional costs, such as asset impairment, accelerated depreciation, personnel costs and other exit costs, as well as certain implementation costs associated with these initiatives, to continue for several years.

4. Marketable Securities

The cost, gross unrealized gains (losses) and fair value of available-for-sale and held-to-maturity securities by major security type at December 31, 2006 and 2005 were as follows:

(In thousands) **At December 31, 2006**	**Cost**	**Gross Unrealized Gains**	**Gross Unrealized (Losses)**	**Fair Value**
Available-for-sale:				
Commercial paper	**$ 52,654**	**$ –**	**$ –**	**$ 52,654**
Certificates of deposit	**6,098**	**–**	**–**	**6,098**
Corporate debt securities	**649,032**	**263**	**(141)**	**649,154**
Asset-backed securities	**601,378**	**366**	**(85)**	**601,659**
Mortgage-backed securities	**221,531**	**107**	**(72)**	**221,566**
Equity securities	**30,028**	**19,046**	**(350)**	**48,724**
Institutional fixed income fund	**364,836**	**9,831**	**(5,591)**	**369,076**
Total marketable securities	**$1,925,557**	**$29,613**	**$(6,239)**	**$1,948,931**

(In thousands) **At December 31, 2005**	**Cost**	**Gross Unrealized Gains**	**Gross Unrealized (Losses)**	**Fair Value**
Available-for-sale:				
U.S. Treasury securities	$ 19,796	$ —	$ (265)	$ 19,531
Corporate debt securities	163,762	162	(282)	163,642
Mortgage-backed securities	7,136	13	—	7,149
Equity securities	50,921	12,578	(293)	63,206
Institutional fixed income fund	349,251	9,831	(4,920)	354,162
Total available-for-sale	590,866	22,584	(5,760)	607,690
Held-to-maturity:				
Commercial paper	9,933	—	—	9,933
Certificates of deposit	996	—	—	996
Total held-to-maturity	10,929	—	—	10,929
Total marketable securities	$ 601,795	$22,584	$(5,760)	$ 618,619

The contractual maturities of debt securities classified as available-for-sale at December 31, 2006 were as follows:

(In thousands)	Cost	Fair Value
Available-for-sale:		
Due within one year	$ 337,227	$ 337,235
Due after one year through five years	741,240	741,652
Due after five years through 10 years	88,704	88,700
Due after 10 years	363,522	363,544
	$1,530,693	$1,531,131

5. Goodwill and Other Intangibles

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), goodwill is required to be tested for impairment at the reporting unit level utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each reporting unit and compare it with the carrying value, including goodwill, of such unit. If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of this unit exceeds its fair value, the goodwill of the unit may be impaired. The amount, if any, of the impairment then would be measured in the second step.

Goodwill in each reporting unit is tested for impairment during the fourth quarter of each year. The Company determined there was no impairment of the recorded goodwill for any of its reporting units as of December 31, 2006 and 2005. In April 2006, the Company increased its ownership in an affiliated entity from 70% to 80%, which resulted in *Goodwill* additions of $57.1 million and additions to *Other intangibles, net of accumulated amortization* of $34.1 million (see Note 2 for discussion of our equity purchase agreement with Takeda).

The Company's *Other intangibles, net of accumulated amortization* were $356.7 million at December 31, 2006, the majority of which are licenses having finite lives that are being amortized over their estimated useful lives ranging from three to 10 years.

During 2006, the Company acquired certain licenses related to a product currently marketed by the Company. The cost of $92.6 million has been recorded within *Other intangibles, net of accumulated amortization* and will be amortized over the life of the license agreement.

Total amortization expense for intangible assets was $41.4 million, $37.7 million and $40.8 million in 2006, 2005 and 2004, respectively. Amortization expense recorded in *Cost of goods sold* was $16.5 million in 2006, $16.0 million in 2005 and $13.4 million in 2004. Amortization expense recorded in *Selling, general and administrative expenses* was $24.9 million in 2006, $21.7 million in 2005 and $27.4 million in 2004.

The annual amortization expense expected for the years 2007 through 2011 is as follows:

(In thousands)	Amortization Expense
2007	$ 51,000
2008	51,700
2009	45,700
2010	44,900
2011	44,600

The changes in the carrying value of goodwill by reportable segment for the years ended December 31, 2006 and 2005 were as follows:

(In thousands)	Pharmaceuticals	Consumer Healthcare	Animal Health	Total
Balance at January 1, 2005	$2,728,565	$593,606	$534,239	$3,856,410
Addition	23,037	—	—	23,037
Reduction	—	(9,361)	—	(9,361)
Currency translation adjustments	(31,300)	(1,712)	(680)	(33,692)
Balance at December 31, 2005	2,720,302	582,533	533,559	3,836,394
Addition	**57,084**	—	—	**57,084**
Currency translation adjustments	**30,319**	**1,311**	**630**	**32,260**
Balance at December 31, 2006	**$2,807,705**	**$583,844**	**$534,189**	**$3,925,738**

6. Debt and Financing Arrangements

The Company's debt at December 31 consisted of:

(In thousands)	2006	2005
Notes payable:		
4.125% Notes due 2008	**$ 300,000**	$ 300,000
6.700% Notes due 2011	**1,500,000**	1,500,000
5.250% Notes due 2013	**1,500,000**	1,500,000
5.500% Notes due 2014	**1,750,000**	1,750,000
5.500% Notes due 2016	**1,000,000**	1,000,000
7.250% Notes due 2023	**250,000**	250,000
6.450% Notes due 2024	**500,000**	500,000
6.500% Notes due 2034	**750,000**	750,000
6.000% Notes due 2036	**500,000**	500,000
Floating rate convertible debentures due 2024	**1,020,000**	1,020,000
Pollution control and industrial revenue bonds:		
5.10%-5.80% due 2007-2018	**57,150**	69,250
Other debt:		
0.58%-5.72% due 2007-2024	**134,727**	90,212
Fair value of debt attributable to interest rate swaps	**(40,909)**	15,176
	9,220,968	9,244,638
Less current portion	**124,225**	13,159
	$9,096,743	$9,231,479

The fair value of outstanding debt as of December 31, 2006 and 2005 was $9,606.5 million and $9,621.8 million, respectively.

Revolving Credit Facilities

The company maintains credit facilities with a group of banks and financial institutions consisting of a $1,350.0 million, five-year facility maturing in August 2010 and a $1,747.5 million, five-year facility maturing in February 2009. The credit facility agreements require the Company to maintain a ratio of consolidated adjusted indebtedness to adjusted capitalization not to exceed 60%. The proceeds from the credit facilities may be used to support commercial paper and the Company's general corporate and working capital requirements. At December 31, 2006 and 2005, there were no borrowings outstanding under the facilities nor did the Company have any commercial paper outstanding that was supported by these facilities.

Notes and Debentures

The Company has issued the following Senior Notes (Notes) and Convertible Senior Debentures (Debentures):

- $1,500.0 million of Notes issued in November 2005
- $3,000.0 million of Notes and $1,020.0 million of Debentures issued in December 2003
- $1,800.0 million of Notes issued February 2003
- $3,000.0 million of Notes issued March 2001

November 2005 Issuance

On November 14, 2005, the Company issued $1,500.0 million of Notes in a transaction exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the Securities Act). These Notes consisted of two tranches, which pay interest semiannually on February 15 and August 15, as follows:

- $1,000.0 million 5.50% Notes due February 15, 2016
- $500.0 million 6.00% Notes due February 15, 2036

As of February 14, 2006, pursuant to an exchange offer made by the Company, substantially all of the Notes issued in November 2005 were exchanged for new Notes having identical terms and which were registered under the Securities Act.

December 2003 Issuance

On December 11, 2003, the Company issued $3,000.0 million of Notes through a registered public offering. These Notes consisted of three tranches, which pay interest semiannually on February 1 and August 1, as follows:

- $1,750.0 million 5.50% Notes due February 1, 2014
- $500.0 million 6.45% Notes due February 1, 2024
- $750.0 million 6.50% Notes due February 1, 2034

Concurrent with the above-noted issuance of Notes, on December 16, 2003, the Company issued $1,020.0 million aggregate principal amount of Debentures due January 15, 2024 in a transaction exempt from registration pursuant to Rule 144A under the Securities Act. Interest on the Debentures accrues at the six-month London Interbank Offering Rate (LIBOR) minus 0.50% and is payable semiannually on January 15 and July 15.

The Debentures contain a number of conversion features that include substantive contingencies. The Debentures are convertible by the holders at an initial conversion rate of 16.559 shares of the Company's common stock for each $1,000 principal amount of the Debentures, which is equal to an initial conversion price of $60.39 per share. The holders may convert their Debentures, in whole or in part, into shares of the Company's common stock under any of the following circumstances: (1) during any calendar quarter commencing after March 31, 2004 and prior to December 31, 2022 (and only during such calendar quarter) if the price of the Company's common stock is greater than or equal to 130% of the applicable conversion price for at least 20 trading days during a 30-consecutive trading day period; (2) at any time after December 31, 2022 and prior to maturity if the price of the Company's common stock is greater than or equal to 130% of the applicable conversion price on any day after December 31, 2022; (3) if the Company has called the Debentures for redemption; (4) upon the occurrence of specified corporate transactions such as a consolidation, merger or binding share exchange pursuant to which the Company's common stock would be converted into cash, property or securities; or (5) if the credit rating assigned to the Debentures by either Moody's Investor Services (Moody's) or Standard & Poor's (S&P) is lower than Baa3 or BBB-, respectively, or if the Debentures no longer are rated by at least one of these agencies or their successors (the Credit Rating Clause).

Upon conversion, the Company has the right to deliver, in lieu of shares of its common stock, cash or a combination of cash and shares of its common stock. The Company may redeem some or all of the Debentures at any time on or after July 20, 2009 at a purchase price equal to 100% of the principal amount of the Debentures plus any accrued interest. Upon a call for redemption by the Company, the holder of each $1,000 Debenture may convert such note to shares of the Company's common stock. The holders have the right to require the Company to purchase their Debentures for cash at a purchase price equal to 100% of the principal amount of the Debentures plus any accrued interest on July 15, 2009, January 15, 2014 and January 15, 2019 or upon a fundamental change as described in the indenture relating to the Debentures. In accordance with EITF No. 04-8, the Company has included an additional 16,890,180 shares outstanding related to the Debentures in its diluted earnings per share calculation (see Note 1).

The Credit Rating Clause described above has been determined to be an embedded derivative as defined by SFAS No. 133. In accordance with SFAS No. 133, embedded derivatives are required to be recorded at their fair value. Based upon an external valuation, the Credit Rating Clause had a fair value of zero at December 31, 2006 and 2005.

February 2003 Issuance

On February 11, 2003, the Company issued $1,800.0 million of Notes through a registered public offering. The issuance consisted of two tranches of Notes, which pay interest semiannually, as follows:

- $300.0 million 4.125% Notes due March 1, 2008 with interest payments due on March 1 and September 1
- $1,500.0 million 5.25% Notes due March 15, 2013 with interest payments due on March 15 and September 15

March 2001 Issuance

On March 30, 2001, the Company issued $3,000.0 million of Notes in a transaction exempt from registration pursuant to Rule 144A under the Securities Act. These Notes consisted of three tranches, which pay interest semiannually on March 15 and September 15, as follows:

- $500.0 million 5.875% Notes due and repaid March 15, 2004
- $1,000.0 million 6.25% Notes due March 15, 2006 (subsequently repurchased through the exercise of a make-whole call option, which was completed in January 2004)
- $1,500.0 million 6.70% Notes due March 15, 2011

As of June 15, 2001, pursuant to an exchange offer made by the Company, substantially all of the Notes issued in March 2001 were exchanged for new Notes having identical terms and which were registered under the Securities Act.

Other

In addition to the Notes and the Debentures described above, at December 31, 2006, the Company has outstanding a $250.0 million 7.25% non-callable, unsecured and unsubordinated debt instrument due March 2023 with interest payments due on March 1 and September 1.

At December 31, 2006, the aggregate maturities of debt during the next five years and thereafter are as follows:

(In thousands)	
2007	$ 124,225
2008	306,260
2009	9,662
2010	236
2011	1,542,714
Thereafter	7,237,871
Total debt	$9,220,968

Interest Rate Swaps

The Company entered into the following interest rate swaps, whereby the Company effectively converted the fixed rate of interest on certain Notes to a floating rate, which is based on LIBOR. See Note 9 for further discussion of the interest rate swaps.

		Notional Amount (In thousands)	
Hedged Notes Payable	**Swap Rate**	**2006**	**2005**
$1,750.0 million 5.500% due 2014	6-month LIBOR in arrears + 0.6110%	**$750,000**	$750,000
	6-month LIBOR in arrears + 0.6085%	**650,000**	650,000
	6-month LIBOR in arrears + 0.6085%	**350,000**	350,000
1,500.0 million 6.700% due 2011	3-month LIBOR + 1.0892%	**750,000**	750,000
	3-month LIBOR + 0.8267%	**750,000**	750,000
1,500.0 million 5.250% due 2013	6-month daily average LIBOR + 0.8210%	**800,000**	800,000
	6-month daily average LIBOR + 0.8210%	**700,000**	700,000
500.0 million 6.450% due 2024	6-month LIBOR in arrears + 1.0370%	**250,000**	250,000
300.0 million 4.125% due 2008	6-month daily average LIBOR + 0.6430%	**150,000**	150,000
	6-month daily average LIBOR + 0.6430%	**150,000**	150,000

Credit Rating Trigger/Current Credit Outlook
The interest rate payable on the series of Notes issued in February 2003 and the $1,500.0 million, 6.7% Notes issued in March 2001 were subject to a 0.25 percentage-point increase in the interest rate as a result of a downgrade in our credit rating by Moody's in December 2003. As of March 15, 2006, pursuant to the terms under which the Notes were issued, the interest rate payable for these Notes became the effective interest rate until maturity.

In addition to the Moody's downgrade, on October 24, 2003, Fitch Ratings (Fitch) downgraded the Company's senior unsecured credit rating (long-term rating) to A- from A and its commercial paper credit rating (short-term rating) to F-2 from F-1. Due to the Fitch downgrade, the Company's commercial paper, which previously traded in the Tier 1 commercial paper market, would trade in the Tier 2 commercial paper market, if issued.

In 2006, Moody's revised the Company's outlook to positive from developing, upgraded the Company's senior unsecured debt rating to A3 from Baa1 and affirmed the Company's short-term debt rating. S&P revised the Company's rating outlook to stable from negative and affirmed the Company's short-term and long-term debt ratings. Additionally, Fitch revised the Company's rating outlook to stable from negative and affirmed the Company's short-term and long-term debt ratings.

Interest (Income) Expense, net
The components of *Interest (income) expense, net* are as follows:

(In thousands)

Year Ended December 31,	2006	2005	2004
Interest expense	**$ 570,247**	$ 403,284	$ 308,348
Interest income	**(505,493)**	(282,078)	(111,293)
Less: Amount capitalized for capital projects	**(71,400)**	(46,450)	(86,750)
Interest (income) expense, net	**$ (6,646)**	$ 74,756	$ 110,305

Interest payments in connection with the Company's debt obligations for the years ended December 31, 2006, 2005 and 2004 amounted to $553.9 million, $343.3 million and $270.7 million, respectively.

7. Other Noncurrent Liabilities

Other noncurrent liabilities includes reserves for the *Redux* and *Pondimin* diet drug litigation (see Note 14) and reserves relating to income taxes, environmental matters, product liability and other litigation, other employee benefit liabilities and minority interests.

The Company has responsibility for environmental, safety and cleanup obligations under various federal, state and local laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. It is the Company's policy to accrue for environmental cleanup costs if it is probable that a liability has been incurred and the amount can be reasonably estimated. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. Environmental expenditures that relate to an existing condition caused by past operations that do not contribute to current or future results of operations are expensed. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available. The aggregate environmental-related accruals were $287.7 million and $311.2 million at December 31, 2006 and 2005, respectively. Environmental-related accruals have been recorded without giving effect to any possible future insurance proceeds. See Note 14 for discussion of contingencies.

Through 1998, the Company provided incentive awards under the Management Incentive Plan (MIP), which provided for cash and deferred contingent common stock awards to key employees. Deferred contingent common stock awards plus accrued dividends, related to the MIP program, totaling 388,844 and 451,281 shares were outstanding at December 31, 2006 and 2005, respectively. Incentive awards under the MIP program no longer were granted after the 1998 performance year.

Subsequently, the Company adopted the Executive Incentive Plan and the Performance Incentive Award Program (PIA), which provide financial awards to employees based on the Company's operating results and the individual employee's performance. Substantially all U.S. and Puerto Rico exempt employees, who are not subject to other incentive programs, and key international employees are eligible to receive cash awards under PIA with our most senior executives receiving awards under the Executive Incentive Plan. The value of the Executive Incentive Plan and PIA awards for 2006, 2005 and 2004 was $236.8 million, $235.6 million and $181.7 million, respectively, and is included within *Accrued expenses*.

8. Pensions and Other Postretirement Benefits

Plan Descriptions
Pensions
The Company sponsors retirement plans for most full-time employees. These defined benefit and defined contribution plans cover all U.S. and certain international locations. Plan benefits for defined benefit pension plans are based primarily on participants' compensation and years of credited service. Generally, the Company's contributions to defined contribution plans are based on a percentage of each employee's contribution.

The Company maintains 401(k) savings plans that allow participation by substantially all U.S. employees. Most employees are eligible to enroll in the savings plan on their hire date and can contribute between 1% and 16% of their base pay (as of January 1, 2007, the maximum contribution was increased to 50% of base pay). The Company provides a matching contribution to eligible participants of 50% on the first 6% of base pay contributed to the plan, or a maximum of 3% of base pay. Employees can direct their contributions and the Company's matching contributions into any of the funds offered. These funds provide participants with a cross section of investing options, including the Company's common stock. All contributions to the

Company's common stock fund, whether by employee or employer, can be transferred to other fund choices daily.

Total pension expense for both defined benefit and defined contribution plans for 2006, 2005 and 2004 was $354.5 million, $317.0 million and $294.8 million, respectively. Pension expense for defined contribution plans for 2006, 2005 and 2004 totaled $98.8 million, $96.7 million and $90.1 million, respectively.

Other Postretirement Benefits

The Company provides postretirement health care and life insurance benefits for retirees from most U.S. locations and Canada. Most full-time employees become eligible for these benefits after attaining specified age and service requirements.

Pension Plan Assets

U.S. Pension Plan Assets

Pension plan assets to fund the Company's defined benefit plans obligations are invested in accordance with certain asset allocation criteria and investment guidelines established by the Company's Retirement and Pension Committees.

The Company's U.S. pension plans' (the Plans) asset allocation, by broad asset class, was as follows as of December 31, 2006 and 2005, respectively:

	Target Asset Allocation Percentage as of December 31,		Percentage of Plan Assets as of December 31,	
Asset Class	**2006**	**2005**	**2006**	**2005**
U.S. Equity	**35%**	45%	**34%**	42%
Non-U.S. Equity	**25%**	25%	**29%**	29%
U.S. and International Fixed Income and cash	**30%**	30%	**27%**	29%
Alternative investments	**10%**	—	**10%**	—

The Plans' assets totaled $3,990.4 million and $3,685.7 million at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, the Plans' assets represented approximately 86% and 87% of total worldwide plan assets, respectively. Investment responsibility for these assets is assigned to outside investment managers, and participants do not have the ability to direct the investment of these assets. Each of the Plans' asset classes is broadly diversified by security, market capitalization (e.g., exposure to large cap and small cap), industrial sector and investment style (i.e., exposure to growth and value). Every attempt is made to maintain asset class exposure in line with prevailing target asset allocation percentages through monthly rebalancing toward those targets.

Within U.S. Equity, the Plans use a combination of enhanced index and active investment strategies. Investment vehicles utilized within these categories include both separately managed accounts and diversified funds. The Plans' active investment managers are prohibited from investing in the Company's common stock.

The Plans' Non-U.S. Equity composite is invested primarily in mature or developed markets using active investment strategies and separately managed accounts. The Plans' exposure to emerging or developing markets is achieved through investment in diversified funds.

U.S. Fixed Income assets are invested largely in securities categorized as investment grade using active investment strategies, and investment vehicles utilized include separately managed accounts and diversified funds. The Plans, however, do maintain modest exposure to below investment grade debt—specifically, high-yield U.S. fixed income and emerging market debt. The Plans' separate fixed income account managers are prohibited from investing in debt securities issued by the Company.

In 2006, the Pension and Retirement Committees reallocated approximately 10% of the Plans' assets from U.S. Equity to a mix of alternative investments (e.g., hedge funds, real estate and private equity), splitting the allocation equally between two outside investment managers. Investment vehicles utilized within these categories include both diversified funds and direct limited partnership investments selected by the outside managers.

The Plans' assets are managed with the dual objectives of minimizing pension expense and cash contributions over the long term as well as maintaining the Plans' fully funded status (based on accumulated benefit obligation) on an ongoing basis. With the assistance of an outside pension consultant, asset-liability studies are performed approximately every five years, and the Plans' target asset allocation percentages are adjusted accordingly. The investment managers of each separately managed account in which the Plans invest are prohibited from investing in derivative securities, except for currency hedging activities, which are permitted within the Plans' Non-U.S. asset class. With respect to the diversified funds in which the Plans invest, the existing investment guidelines permit derivative securities in the portfolio, but the use of leverage (i.e., margin borrowing) is strictly prohibited. With respect to alternative investments, however, the use of leverage is permitted.

Investment performance by total plans, asset class and individual manager is reviewed on a monthly basis, relative to one or more appropriate benchmarks. On a quarterly basis, the pension consultant performs a detailed statistical analysis of both investment performance and portfolio holdings. Formal meetings are held with each investment manager at least once per year to review investment performance and to ascertain whether any changes in process or turnover in professional personnel have occurred at the management firm.

Non-U.S. Pension Plan Assets

At December 31, 2006 and 2005, the Company's non-U.S. defined benefit pension plan assets totaled $671.6 million and $567.6 million, respectively, which represented approximately 14% and 13% of total worldwide plan assets at December 31, 2006 and 2005, respectively. The Company's United Kingdom (U.K.) and Canadian plan assets in the aggregate totaled $503.1 million and $414.6 million at December 31, 2006 and 2005, respectively, and represented approximately 75% of the non-U.S. total plan assets at December 31, 2006 compared with approximately 73% of the non-U.S. total plan assets at December 31, 2005.

The Company's U.K. and Canadian pension plan asset allocation, by broad asset class, was as follows as of December 31, 2006 and 2005, respectively:

Asset Class	Percentage of U.K. Plan Assets as of December 31,		Percentage of Canadian Plan Assets as of December 31,	
	2006	**2005**	**2006**	**2005**
U.K./Canadian Equity	**36%**	34%	**33%**	32%
Non-U.K./Non-Canadian Equity	**18%**	18%	**39%**	37%
U.K./Canadian Fixed Income and cash	**46%**	48%	**28%**	31%

U.K. defined benefit pension assets totaled $370.2 million, approximately 8% of total worldwide plan assets, at December 31, 2006 compared with $292.4 million, approximately 7% of total worldwide plan assets, at December 31, 2005. Investment responsibility is assigned to outside investment managers, and participants do not have the ability to direct the investment of these assets. Each of the U.K. plan's asset classes is broadly diversified and actively managed.

Canadian defined benefit pension assets totaled $132.9 million and $122.2 million at December 31, 2006 and 2005, respectively, which represented approximately 3% of total worldwide plan assets at both December 31, 2006 and 2005. Investment responsibility is assigned to outside investment managers, and participants do not have the ability to direct the investment of these assets. Each of the Canadian plan's asset classes is broadly diversified and actively managed.

Plan Obligations, Plan Assets, Funded Status and Periodic Cost

In September 2006, SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS No. 158), was issued. SFAS No. 158 requires, among other things, the recognition of the funded status of defined benefit pension plans, retiree health care and other postretirement benefit plans and postemployment benefit plans on the consolidated balance sheet. Each overfunded plan is recognized as an asset, and each underfunded plan is recognized as a liability. The adoption of SFAS No. 158 requires that unrecognized prior service costs or credits and net actuarial gains or losses as well as subsequent changes in the funded status be recognized as a component of *Accumulated other comprehensive income (loss)* within Stockholders' Equity. SFAS No. 158 requires initial application for fiscal years ending after December 15, 2006. As a result of adopting SFAS No. 158, the 2006 consolidated balance sheet includes the following changes, net of taxes: *Other current assets including deferred taxes* increased by $7,528; *Other assets including deferred taxes* decreased by $350,243; *Other intangibles, net of accumulated amortization decreased by $7,214; Pension liabilities increased by $344,872; Accrued postretirement obligations other than pensions increased by $435,748; and Accumulated other comprehensive income (loss) decreased by $1,130,549. The adoption of SFAS No. 158 does not impact the calculation of pension expense.*

The incremental amounts recognized in 2006 in *Accumulated other comprehensive income (loss)* resulting from the adoption of SFAS No. 158 were as follows:

(In thousands) **Amounts Recognized in Accumulated Other Comprehensive Income (Loss)**	**Pensions**	**Other Postretirement Benefits**	**Total**
Net unrecognized loss	$(1,346,807)	$(781,859)	$(2,128,666)
Prior service cost (credit)	(54,687)	346,111	291,424
Transition obligation	(1,483)	—	(1,483)
	(1,402,977)	(435,748)	(1,838,725)
Less: Deferred taxes	482,675	225,501	708,176
Net amount recognized	$ (920,302)	$(210,247)	$(1,130,549)

The amounts in *Accumulated other comprehensive income (loss)* that are expected to be recognized as components of net periodic benefit cost (credit) during the 2007 fiscal year are as follows:

(In thousands)	**Pension**	**Postretirement**	**Total**
Prior service cost (credit)	$15,054	$(38,997)	$ (23,943)
Net unrecognized actuarial loss	91,676	43,593	135,269
Transition obligation	244	—	244

The Company uses a December 31 measurement date for the majority of its defined benefit pension plans. In accordance with SFAS No. 158, those plans that currently do not use a December 31 measurement date must be transitioned to a December 31 measurement date by no later than December 31, 2008. The change in the projected benefit obligation for the Company's defined benefit pension plans for 2006 and 2005 was as follows:

(In thousands)	Pensions		Other Postretirement Benefits	
Change in Projected Benefit Obligation	**2006**	**2005**	**2006**	**2005**
Projected benefit obligation at January 1	**$5,183,855**	$4,664,897	**$1,951,144**	$1,630,035
Service cost	**193,124**	166,632	**49,070**	49,032
Interest cost	**282,764**	266,969	**95,074**	103,028
Amendments and other adjustments	**29,076**	1,670	**(158,438)**	(47,978)
Net actuarial loss (gain)	**81,531**	526,756	**(136,862)**	316,522
Termination benefits	**—**	4,812	**—**	—
Settlements/curtailments	**(745)**	(20,475)	**—**	—
Benefits paid	**(393,017)**	(352,374)	**(102,977)**	(100,893)
Currency translation adjustment	**70,087**	(75,032)	**500**	1,398
Projected benefit obligation at December 31	**$5,446,675**	$5,183,855	**$1,697,511**	$1,951,144

The change in the projected benefit obligation for pensions was impacted primarily by higher service cost and interest cost and lower net actuarial losses, which were offset, in part, by benefits paid. The increase in the service and interest cost arose primarily from a decrease in the discount rate as described in the "Plan Assumptions" section herein. The lower net actuarial loss was due primarily to the increase in the discount rate at December 31, 2006 and is described in the "Plan Assumptions" section herein.

The change in the projected benefit obligation for other postretirement benefit plans includes a decrease due to the impact of plan amendments and a net actuarial gain due to changes in certain actuarial assumptions. Amendments to the other postretirement benefit plans consisted primarily of increased medical contributions for most existing retirees and for all future retirees. The net actuarial gain for other postretirement benefits resulted primarily from an increase in the discount rate and gains associated with an increase in the per capita claim cost and changes in demographics, offset, in part, by a loss from increasing health care trend assumptions. Reduced interest costs were primarily a result of plan amendments and assumption changes described above.

At December 31, 2006 and 2005, the accumulated benefit obligation (ABO) for the Company's defined benefit pension plans was $4,677.1 million and $4,394.0 million, respectively. Projected benefit obligation, ABO and fair value of plan assets for defined benefit pension plans with an ABO in excess of plan assets were as follows:

	December 31,	
(In thousands)	**2006**	**2005**
Projected benefit obligation	**$994,898**	$862,982
Accumulated benefit obligation	**904,567**	752,679
Fair value of plan assets	**446,089**	376,134

The change in plan assets for the Company's defined benefit pension plans for 2006 and 2005 was as follows:

(In thousands)	Pensions		Other Postretirement Benefits	
Change in Plan Assets	**2006**	**2005**	**2006**	**2005**
Fair value of plan assets at January 1	**$4,253,336**	$3,992,163	**$ —**	$ —
Actual return on plan assets	**594,211**	442,898	**—**	—
Settlements/curtailments	**(13,108)**	(20,475)	**—**	—
Company contributions	**173,105**	232,148	**102,977**	100,893
Benefits paid	**(393,017)**	(352,374)	**(102,977)**	(100,893)
Currency translation adjustment	**47,503**	(41,024)	**—**	—
Fair value of plan assets at December 31	**$4,662,030**	$4,253,336	**$ —**	$ —

The Company made contributions to the U.S. qualified defined benefit pension plans of $136.0 million and $175.0 million in 2006 and 2005, respectively. The contributions were made to fund a portion of the current pension expense for the U.S. qualified defined benefit pension plans. The current portion of the pension liability for 2006 was approximately $20.3 million.

There were no plan assets for the Company's other postretirement benefit plans at December 31, 2006 and 2005 as postretirement benefits are funded by the Company when claims are paid. The current portion of the accrued benefit liability for other postretirement benefits was approximately $96.8 million and $102.5 million at December 31, 2006 and 2005, respectively.

The Company expects to contribute approximately $204.2 million to its qualified defined benefit pension plans and make payments of approximately $96.8 million for its other postretirement benefits in 2007.

The reconciliation of funded status and the amounts recognized in the consolidated balance sheets for the Company's defined benefit pension plans and other postretirement benefits plans for 2006 (after adoption of SFAS No. 158) and 2005 were as follows:

(In thousands)	Pensions		Other Postretirement Benefits	
Reconciliation of Funded Status	**2006**	**2005**	**2006**	**2005**
Funded status	**$(826,703)**	$ (930,519)	**$(1,697,511)**	$(1,951,144)
Unrecognized net actuarial loss	**—**	1,809,020	**—**	971,092
Unrecognized prior service cost	**—**	24,080	**—**	(226,670)
Unrecognized net transition obligation	**—**	1,799	**—**	—
Company contributions between measurement date and fiscal year end	**—**	290	**—**	—
Net amount recognized	**$(826,703)**	$ 904,670	**$(1,697,511)**	$(1,206,722)

The unrecognized net actuarial loss for pensions primarily represents the impact of the decline in the global equity markets that occurred during 2002 and 2001 since most of the difference between the expected return and actual return on plan assets that occurred during those years is deferred.

Amounts relating to our defined benefit pension plans, which are included in the consolidated balance sheets are as follows:

(In thousands) **Amounts Recognized in the Consolidated Balance Sheets**	Pensions 2006	Pensions 2005
Other assets including deferred taxes	**$ 42,058**	$1,141,513
Intangible asset	**—**	7,605
Pension liability	**(826,703)**	(389,179)
Accumulated other comprehensive income (loss)	**(1,269,395)**	(97,612)

Net periodic benefit cost for the Company's defined benefit pension plans and other postretirement benefit plans for 2006, 2005 and 2004 was as follows:

(In thousands)	Pensions			Other Postretirement Benefits		
Components of Net Periodic Benefit Cost	**2006**	**2005**	**2004**	**2006**	**2005**	**2004**
Service cost	**$ 193,124**	$ 166,632	$ 147,370	**$ 49,070**	$ 49,032	$ 38,827
Interest cost	**282,764**	266,969	256,569	**95,074**	103,028	82,718
Expected return on plan assets	**(360,046)**	(338,134)	(311,541)	**—**	—	—
Amortization of prior service cost	**10,635**	8,636	8,544	**(38,997)**	(20,926)	(14,837)
Amortization of transition obligation	**455**	1,095	1,180	**—**	—	—
Recognized net actuarial loss	**129,540**	106,816	100,348	**52,689**	48,139	19,907
Termination benefits	**—**	4,812	2,264	**—**	—	—
Settlement/curtailment loss	**(745)**	3,474	—	**—**	—	—
Net periodic benefit cost	**$ 255,727**	$ 220,300	$ 204,734	**$157,836**	$179,273	$126,615

Net periodic benefit cost for pensions was higher in 2006 as compared with 2005 due primarily to a higher service and interest cost discussed above and higher recognized net actuarial loss offset, in part, by higher expected return on plan assets. The higher expected return on plan assets is related to the increase in the Company's plan assets as a result of contributions made as described above. The recognized net actuarial loss represents the amortization of the deferred actuarial losses from prior periods as discussed above.

Net periodic benefit cost for other postretirement benefits was lower in 2006 compared with 2005 due primarily to increased medical contributions for most existing retirees and for all future retirees, in addition to decreases associated with changes in per capita claim cost and health care trend assumptions offset, in part, by a decrease in the discount rate noted below.

Estimated Future Benefit Payments

The Company expects to pay the following in benefit payments related to its defined benefit pension plans and other postretirement benefit plans, which reflect expected future service, as appropriate. Expected payments for other postretirement benefits have been reduced by the Medicare Part D subsidy.

(In thousands)	Pensions	Other Postretirement Benefits	Medicare Part D Subsidy
2007	$ 258,800	$ 96,800	$11,900
2008	273,500	100,100	13,100
2009	273,100	103,300	14,200
2010	288,200	106,200	15,100
2011	296,700	108,900	16,000
2012-2016	1,706,600	565,900	91,500

Plan Assumptions
Weighted average assumptions used in developing the benefit obligations at December 31 and net periodic benefit cost for the U.S. pension plans were as follows:

	Pensions			Other Postretirement Benefits		
Benefit Obligations	**2006**	**2005**	**2004**	**2006**	**2005**	**2004**
Discount rate	**5.90%**	5.65%	6.00%	**5.90%**	5.65%	6.00%
Rate of compensation increase	**4.00%**	4.00%	4.00%	—	—	—

	Pensions			Other Postretirement Benefits		
Net Periodic Benefit Cost	**2006**	**2005**	**2004**	**2006**	**2005**	**2004**
Discount rate	**5.65%**	6.00%	6.25%	**5.65%**	6.00%	6.25%
Rate of compensation increase	**4.00%**	4.00%	4.00%	**—**	—	—
Expected return on plan assets	**9.00%**	9.00%	9.00%	—	—	—

The discount rate assumption relating to U.S. pension plan and other postretirement benefit liabilities is determined on an annual basis by the Company, with input from an outside actuary. The process by which the assumed discount rate is developed attempts to match the projected stream of benefit payments to the yields provided by high-quality corporate bonds (i.e., those rated Aa3 or better by Moody's) at all points across the yield curve at the applicable measurement date. In developing the assumed discount rate, the rates at each point on the yield curve are weighted based on the proportion of benefit payments expected to be paid at that point on the curve relative to the total.

The expected return on plan assets is determined on an annual basis by the Company, with input from an outside pension consultant. Every attempt is made to maintain a long-term investment horizon (e.g., 10 years or more) in developing the expected rate of return assumption, and the impact of current/short-term market factors is not permitted to exert a disproportionate influence on the process. While long-term historical returns are a factor in this process, consideration also is given to forward-looking factors, including, but not limited to, the following:

- Expected economic growth and inflation;
- The forecasted statistical relationship (i.e., degree of correlation, or co-movement) between the various asset classes in which the Plans invest;
- Forecasted volatility for each of the component asset classes;
- Current yields on debt securities; and
- The likelihood of price-earnings ratio expansion or contraction.

Finally, the expected return on plan assets does not represent the forecasted return for the near term; rather, it represents a best estimate of normalized capital market returns over the next decade or more, based on the target asset allocation in effect.

The assumed health care cost trends for the Company's other postretirement benefit plans for 2006, 2005 and 2004 are as follows:

	Other Postretirement Benefits		
Assumed Health Care Cost Trend	**2006**	**2005**	**2004**
Health care cost trend rate assumed for next year	**9.0%**	11.0%	11.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.0%**	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	**2011**	2010	2009

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In thousands)	**1 Percentage-Point Increase**	**1 Percentage-Point Decrease**
Effect on annual service and interest cost	$24,257	$(19,115)
Effect on postretirement benefit obligation	228,307	(186,990)

9. Derivative Instruments and Foreign Currency Risk Management Programs

Derivative financial instruments are measured at fair value and are recognized as assets or liabilities on the balance sheet with changes in the fair value of the derivatives recognized in either *Net Income* or *Accumulated other comprehensive Income (loss)*, depending on the timing and designated purpose of the derivative. The fair value of forward contracts, currency option contracts and interest rate swaps reflects the present value of the contracts at December 31, 2006.

The Company currently engages in two primary programs to manage its exposure to intercompany and third-party foreign currency risk. The two programs and the corresponding derivative contracts are as follows:

1. Short-term foreign exchange forward contracts and swap contracts are used as economic hedges to neutralize month-end balance sheet exposures. These contracts essentially take the opposite currency position of that projected in the month-end balance sheet to counterbalance the effect of any currency movement. These derivative instruments are not designated as hedges and are recorded at fair value with any gains or losses recognized in current period earnings. The Company recorded a net loss of $85.8 million in 2006, a net gain of $121.9 million in 2005 and a net loss of $96.9 million in 2004, respectively, in *Other income, net* related to gains and losses on these foreign exchange forward contracts and swap contracts. These amounts consist of gains and losses from contracts settled during 2006, 2005 and 2004, as well as contracts outstanding at December 31, 2006, 2005 and 2004 that are recorded at fair value. The related cash flow impact of these derivatives is reflected as cash flows from operating activities.
2. The Company uses combinations of option strategies that involve the simultaneous purchase of a put contract at one strike rate and the sale of a call contract at another strike rate as well as individual foreign currency put options in its cash flow hedging program to partially cover foreign currency risk related to international intercompany inventory sales. These instruments are designated as cash flow hedges, and, accordingly, any unrealized gains or losses are included in *Accumulated other comprehensive income (loss)* with the corresponding asset or liability recorded on the balance sheet. The Company recorded after-tax net losses of $10.3 million, $4.3 million and $36.8 million for 2006, 2005 and 2004, respectively, in *Accumulated other comprehensive income (loss)* with the corresponding liabilities recorded in *Accrued expenses* related to these cash flow hedges. The unrealized net losses in *Accumulated other comprehensive income (loss)* will be reclassified into the consolidated statement of operations when the inventory is sold to a third party. As such, the Company anticipates recognizing these net losses during the next 12 months. In 2006, 2005 and 2004, the Company recognized net losses of $16.4 million, $15.3 million and $65.0 million, respectively, related to cash flow hedges on inventory that was sold to third parties. These losses are included in *Other income, net.* Put and call option contracts outstanding as of December 31, 2006 expire no later than September 2007.

The Company also has entered into the following effective fair value interest rate swaps to manage interest rate exposures:

(In thousands)			Fair Value	
			Assets (Liabilities)*	
Hedged Notes Payable	**Maturity Date**	**Notional Amount**	**2006**	**2005**
$1,750,000, 5.500%	2014	$750,000	**$(10,384)**	$ (2,557)
	2014	650,000	**(10,562)**	(3,778)
	2014	350,000	**(5,087)**	(1,285)
1,500,000, 6.700%	2011	750,000	**21,472**	33,412
	2011	750,000	**20,993**	32,983
1,500,000, 5.250%	2013	800,000	**(28,559)**	(23,496)
	2013	700,000	**(25,483)**	(21,227)
500,000, 6.450%	2024	250,000	**3,141**	9,985
300,000, 4.125%	2008	150,000	**(2,931)**	(4,323)
	2008	150,000	**(3,509)**	(4,538)
			$(40,909)	$ 15,176

* *Fair value amounts exclude accrued interest.*

These interest rate swaps effectively convert the fixed rate of interest on these Notes to a floating rate. Interest expense on these Notes is adjusted to include the payments made or received under the interest rate swap agreements. The fair value of these swaps has been recorded in *Other assets including deferred taxes/Other noncurrent liabilities* with the corresponding adjustment recorded to the respective underlying Notes in *Long-term debt.*

10. Income Taxes

The components of the Company's *Income (loss) before income taxes* based on the location of operations were:

(In thousands) Year Ended December 31,	2006	2005	2004
U.S.	**$2,486,467**	$2,128,702	$(2,936,581)
Non-U.S.	**2,943,437**	2,651,887	2,806,734
Income (loss) before income taxes	**$5,429,904**	$4,780,589	$ (129,847)

The *Provision (benefit) for income taxes* consisted of:

(In thousands) Year Ended December 31,	2006	2005	2004
Current:			
Federal	**$ 229,348**	$ 132,736	$ (241,064)
State	**(8,293)**	(414)	—
Foreign	**390,857**	453,217	359,547
Current provision for income taxes	**611,912**	585,539	118,483
Deferred:			
Federal	**671,386**	512,807	(1,262,450)
State	**(33,454)**	53,055	(300,000)
Foreign	**(16,646)**	(27,110)	80,123
Deferred provision (benefit) for income taxes	**621,286**	538,752	(1,482,327)
Total provision (benefit) for income taxes	**$1,233,198**	$1,124,291	$(1,363,844)

Net deferred tax assets were reflected on the consolidated balance sheets at December 31 as follows:

(In thousands)	2006	2005
Net current deferred tax assets	**$1,688,057**	$2,723,655
Net noncurrent deferred tax assets	**2,183,641**	1,053,437
Net current deferred tax liabilities	**(7,515)**	(26,641)
Net noncurrent deferred tax liabilities	**(120,472)**	(92,936)
Net deferred tax assets	**$3,743,711**	$3,657,515

Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets result principally from the recording of certain accruals and reserves that currently are not deductible for tax purposes, from an elective deferral for tax purposes of research and development costs, from loss carryforwards and from tax credit carryforwards. Deferred tax liabilities result principally from the use of accelerated depreciation for tax purposes.

The components of the Company's deferred tax assets and liabilities at December 31 were as follows:

(In thousands)	2006	2005
Deferred tax assets:		
Diet drug product litigation accruals	**$ 958,962**	$ 1,999,405
Product litigation and environmental liabilities and other accruals	**516,476**	577,062
Postretirement, pension and other employee benefits	**1,243,582**	813,567
Net operating loss (NOL) and other carryforwards	**709,996**	352,735
State tax NOL and other carryforwards, net of federal tax	**188,115**	156,042
State tax on temporary differences, net of federal tax	**217,805**	282,774
Restructuring	**47,100**	36,807
Inventory reserves	**285,567**	224,257
Investments and advances	**47,246**	45,386
Property, plant and equipment	**52,880**	19,394
Research and development costs	**412,618**	499,167
Intangibles	**121,457**	126,233
Other	**27,231**	52,384
Total deferred tax assets	**4,829,035**	5,185,213
Deferred tax liabilities:		
Tax on earnings which may be remitted to the United States	**(205,530)**	(205,530)
Depreciation	**(559,077)**	(478,118)
Pension and other employee benefits	**(10,309)**	(400,809)
Intangibles	**(110,931)**	(93,807)
Investments	**(17,013)**	(23,939)
Other	**(50,574)**	(109,765)
Total deferred tax liabilities	**(953,434)**	(1,311,968)
Deferred tax asset valuation allowances	**(13,116)**	(23,713)
State deferred tax asset valuation allowances, net of federal tax	**(118,774)**	(192,017)
Total valuation allowances	**(131,890)**	(215,730)
Net deferred tax assets	**$3,743,711**	$ 3,657,515

Deferred taxes for net operating losses and other carryforwards principally relate to federal tax credits that generally expire in 2022 to 2026 and foreign net operating loss and tax credits that have various carryforward periods. Although not material, valuation allowances have been established for certain federal and foreign deferred tax assets as the Company has determined that it was more likely than not that these benefits will not be realized. Except as it relates to these items, the Company has not established valuation allowances related to its net federal or foreign deferred tax assets of $3,456.6 million as the Company believes that it is more likely than not that the benefits of these assets will be realized.

As of December 31, 2006, the Company had deferred state tax assets for net operating loss carryforwards and tax credit carryforwards, net of federal tax, of $188.1 million and net deferred state tax assets for cumulative temporary differences, net of federal tax, of $217.8 million. The decrease of $32.9 million in total deferred state tax assets from December 31, 2005, was primarily the result of utilization of the deferred tax assets offset by an increase due to the adoption of SFAS No. 158 (see Note 8). Valuation allowances of $118.8 million have been established for state deferred tax assets, net of federal tax, related to net operating losses, credits and accruals as the Company determined it was more likely than not that these benefits will not be realized. The change in the valuation allowance in 2006 is primarily due to a release of a previously established valuation allowance against state deferred tax assets of $70.4 million ($0.05 per share) recorded within the *Provision (benefit) for income taxes*. Given the progress made in resolving the diet drug litigation claims in the 2006 third quarter, there was greater certainty regarding the status of this litigation. The Company considered these circumstances in re-evaluating the realizability of the state deferred tax assets.

On October 22, 2004, the American Jobs Creation Act of 2004 (the Act) was enacted. The Act created a temporary opportunity for U.S. corporations to repatriate certain foreign earnings by providing an 85% deduction for certain dividends received from controlled foreign corporations, provided certain criteria are met. In 2005, the Company repatriated approximately $3.1 billion of foreign earnings in accordance with the Act, and, in the third quarter of 2005, the Company recorded an income tax charge of $170.0 million ($0.12 per share) within the *Provision (benefit) for income taxes*.

As of December 31, 2006, income taxes were not provided on unremitted earnings of $9,416.6 million expected to be permanently reinvested internationally. If income taxes were provided on those earnings, they would approximate $2,180.0 million.

The difference between income taxes based on the U.S. statutory rate and the Company's provision (benefit) was due to the following:

(In thousands)

Year Ended December 31,	2006	2005	2004
Provision (benefit) at U.S. statutory tax rate	**$1,900,467**	$1,673,206	$ (45,446)
Increase (decrease) in taxes resulting from:			
Puerto Rico, Ireland and Singapore manufacturing operations	**(546,544)**	(529,110)	(490,207)
Research tax credits	**(64,115)**	(77,500)	(73,473)
Favorable tax adjustment	**—**	—	(407,600)
Refunds of prior year taxes	**(24,258)**	(108,917)	—
State taxes, net of federal taxes:			
Provision	**79,496**	103,664	(141,087)
Valuation allowance adjustment	**(106,631)**	(55,992)	(167,149)
Repatriation charge	**—**	170,000	—
Restructuring	**12,361**	13,228	—
All other, net	**(17,578)**	(64,288)	(38,882)
Provision (benefit) at effective tax rate	**$1,233,198**	$1,124,291	$(1,363,844)

The above analysis of the Company's tax provision (benefit) includes the effects of certain items that significantly affected the comparability of the Company's effective tax rate from year to year. These items consisted of the diet drug litigation charge in 2004 (see Note 14), the upfront payment to Solvay in 2004 (see Note 2), the favorable income tax adjustment in 2004 (recorded in the third quarter of 2004 and described below), productivity initiatives in 2006 and 2005 (see Note 3), the repatriation charge in 2005 (as described above) and the 2006 third quarter release of state valuation allowance (as described above).

In the third quarter of 2004, the Company recorded a favorable income tax adjustment of $407.6 million ($0.30 per share) within the *Provision (benefit) for income taxes* as a result of settlements of audit issues offset, in part, by a provision related to developments in the third quarter in connection with a prior year tax matter.

Excluding the effects of these items noted above, and assuming the expensing of stock options in 2005 and 2004, reconciliations between the resulting tax rate and the U.S. statutory tax rate were as follows:

Year Ended December 31,	2006	2005	2004
U.S. statutory tax rate	**35.0%**	35.0%	35.0%
Effect of Puerto Rico, Ireland and Singapore manufacturing operations	**(9.9)**	(11.3)	(11.7)
Research tax credits	**(1.1)**	(1.7)	(1.8)
All other, net	**0.2**	(1.8)	0.1
Effective tax rate, excluding certain items affecting comparability	**24.2%**	20.2%	21.6%

The tax benefit attributable to the effect of Puerto Rico manufacturing operations is principally due to a government grant in Puerto Rico that reduces the tax rate on most of the Company's income from manufacturing operations in Puerto Rico from 39% to 2% through 2018. In 2006, the Company and the government of Puerto Rico finalized a new grant, which reduces the tax rate from 39% to a range of 0% to 2% through 2023.

Total income tax payments, net of tax refunds, in 2006, 2005 and 2004 amounted to $621.2 million, $331.9 million and $759.2 million, respectively.

The Company files tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company's tax returns for years prior to 1998 generally are no longer subject to review as such years generally are closed. Taxing authorities in various jurisdictions are in the process of reviewing the Company's tax returns for various post-1997 years, including the U.S. Internal Revenue Service (IRS), which currently is examining the 1998 through 2001 tax returns of the Company. The Company believes its tax accruals are adequate for all open years under current accounting standards. The IRS is examining the pricing of the Company's cross-border arrangements. While the Company believes that the pricing of these arrangements is appropriate and that its reserves are adequate with respect to such pricing, it is possible that the IRS will propose adjustments in excess of such reserves and that conclusion of the audit will result in adjustments in excess of such reserves. An unfavorable resolution for open tax years could have a material effect on the Company's results of operations or cash flows in the period in which an adjustment is recorded and in future periods. The Company believes that an unfavorable resolution for open tax years would not be material to the financial position of the Company; however, each year the Company records significant tax benefits with respect to its cross-border arrangements, and the possibility of a resolution that is material to the financial position of the Company cannot be excluded.

In the first quarter of 2007, the Company will adopt FIN 48. The Company is in the process of evaluating the potential impact of FIN 48 and expects that the adoption will result in an increase to the tax accrual and a charge to *Retained earnings*. However, the impact is not expected to be material to the Company's financial position.

Other than the 2004 third quarter favorable income tax adjustment discussed above and certain prior year tax refunds received in 2006 and 2005, the net revisions to prior year taxes are not material to the income tax provision.

11. Capital Stock

There were 2,400,000,000 shares of common stock and 5,000,000 shares of preferred stock authorized at December 31, 2006 and 2005. Of the authorized preferred shares, there is a series of shares (11,084 shares and 14,715 shares outstanding at December 31, 2006 and 2005, respectively), which is designated as $2.00 convertible preferred stock. Each share of the $2.00 series is convertible at the option of the holder into 36 shares of common stock. This series may be called for redemption at $60.00 per share plus accrued dividends.

Changes in outstanding common shares during 2006, 2005 and 2004 were as follows:

(In thousands except shares of preferred stock)	2006	2005	2004
Balance at January 1	**1,343,349**	1,335,092	1,332,452
Issued for stock options and restricted stock awards	**13,152**	7,991	2,373
Purchases of common stock for treasury	**(13,016)**	—	—
Conversions of preferred stock (3,631, 1,407 and 812 shares in 2006, 2005 and 2004, respectively) and other exchanges	**1,765**	266	267
Balance at December 31	**1,345,250**	1,343,349	1,335,092

On January 27, 2006, the Company's Board of Directors approved a share repurchase program allowing for the repurchase of up to 15,000,000 shares of the Company's common stock (the Share Repurchase Program). The Company repurchased 13,016,400 shares during 2006. At December 31, 2006, the Company had 1,983,600 shares authorized for repurchase. On January 25, 2007, the Company's Board of Directors amended the previously authorized Share Repurchase Program to allow for future repurchases of up to 30,000,000 shares, inclusive of 1,983,600 shares remaining under the existing program.

Treasury stock is accounted for using the par value method. Shares of common stock held in treasury at December 31, 2006, 2005 and 2004 were 77,342,696, 79,112,368 and 87,319,402, respectively. The Company did not retire any shares held in treasury during 2006 and 2005.

12. Stock-Based Compensation

The Company adopted the provisions of SFAS No. 123R effective January 1, 2006. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations as compensation expense (based on their fair values) over the vesting period of the awards.

Prior to the adoption of SFAS No. 123R, the Company accounted for its stock incentive plans using the intrinsic value method in accordance with APB No. 25. Under APB No. 25, no stock-based employee compensation cost was reflected in net income, other than for the Company's restricted stock unit and performance-based restricted stock unit awards, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

The Company selected the modified prospective method as prescribed under SFAS No. 123R, which requires companies (1) to record compensation expense for the unvested portion of previously issued awards that remain outstanding at the initial date of adoption and (2) to record compensation expense for any awards issued, modified or settled after the effective date of the statement.

As a result of adopting SFAS No. 123R, the Company began recording stock-based compensation expense for stock options in 2006. Total 2006 stock-based compensation expense, including stock options, restricted stock unit and performance share unit awards was $393.3 million ($276.9 million after-tax or $0.20 per share).

The following table summarizes the components and classification of stock-based compensation expense:

(In thousands) Year Ended December 31,	2006	2005	2004
Stock options	**$170,778**	$ —	$ —
Restricted stock unit awards	**43,818**	15,064	2,895
Performance share unit awards	**62,309**	57,221	13,117
Total stock-based compensation expense	**$276,905**	$ 72,285	$16,012
Cost of goods sold	**$ 30,794**	$ 2,288	$ —
Selling, general and administrative	**249,712**	81,288	—
Research and development	**112,824**	24,958	—
Other income, net	—	—	24,634
Total stock-based compensation expense	**$393,330**	$108,534	$24,634
Tax benefit	**116,425**	36,249	8,622
Net stock-based compensation expense	**$276,905**	$ 72,285	$16,012

Prior to the adoption of SFAS No. 123R, the Company presented all tax benefits resulting from the exercise of stock options as operating cash flows (reflected in accrued taxes). SFAS No. 123R requires the cash flows resulting from excess tax benefits (tax deductions realized in excess of the compensation costs recognized for the options exercised) from the date of adoption of SFAS No. 123R to be classified as financing cash flows. Therefore, excess tax benefits for the 12 months ended December 31, 2006 have been classified as financing cash flows.

Under the modified prospective method, results for prior periods have not been restated to reflect the effects of implementing SFAS No. 123R. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, Amendment of SFAS No. 123" (SFAS No. 148), to stock-based employee compensation:

(In thousands except per share amounts) Year Ended December 31,	2005	2004
Net income, as reported	$3,656,298	$1,233,997
Add: Stock-based employee compensation expense included in reported net income, net of tax	72,285	16,012
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of tax	(299,885)	(275,327)
Pro forma net income	$3,428,698	$ 974,682
Earnings per share:		
Basic—as reported	$ 2.73	$ 0.93
Basic—pro forma	$ 2.56	$ 0.73
Diluted—as reported	$ 2.70	$ 0.91
Diluted—pro forma	$ 2.53	$ 0.72

Pro forma stock-based compensation expense should include amounts related to the accelerated amortization of the fair value of options granted to retirement-eligible employees. Prior to January 1, 2006, the Company recognized pro forma stock-based compensation expense related to retirement-eligible employees over the award's contractual vesting period. Had the provisions been adopted prior to 2006, the impact of accelerated vesting on the pro forma stock-based compensation expense would have resulted in an expense reduction, net of tax, of $23.6 million, $23.7 million, and $30.1 million, for 2006, 2005 and 2004, respectively. The Company recorded the impact of accelerated vesting for options granted to retirement-eligible employees subsequent to January 1, 2006 and will continue to provide pro forma disclosure related to those options granted in prior periods.

The fair value of issued stock options is estimated on the date of grant utilizing a Black-Scholes option-pricing model that incorporates the assumptions noted in the table below. Expected volatilities are based on implied volatilities from traded options on the Company's stock and historical volatility of the Company's stock price.

The weighted average fair value of the options granted in 2006, 2005 and 2004 was determined using the following assumptions:

Year Ended December 31,	2006	2005	2004
Expected volatility of stock price	**24.3%**	28.0%	36.0%
Expected dividend yield	**2.1%**	2.1%	2.3%
Risk-free interest rate	**5.0%**	3.9%	3.5%
Expected life of options	**6 years**	5 years	5 years
Weighted average fair value of stock options granted	**$12.92**	$11.00	$11.92

Effective January 1, 2006, the Company changed its method for determining expected volatility. For all new options granted after January 1, 2006, blended volatility rates, which incorporate both implied and historical volatility rates are utilized rather than relying solely on historical volatility rates. Based on available guidance, the Company believes blended volatility rates that combine market-based measures of implied volatility with historical volatility rates are a more appropriate indicator of the Company's expected volatility. The expected life of stock options is estimated based on historical data on exercises of stock options and other factors to estimate the expected term of the stock options granted. For options granted subsequent to January 1, 2006, the Company has adjusted the assumption for the expected life of stock options from five years to six years as a result of continued assessment of historical experiences. The effect of the changes in these assumptions on income before income taxes, net income and diluted earnings per share for the year ended December 31, 2006 was not material. The expected dividend yields are based on the approved annualized dividend rate in effect on the date of grant. The risk-free interest rates are derived from the U.S. Treasury yield curve in effect on the date of grant for instruments with a remaining term similar to the expected life of the options. In addition, the Company applies an expected forfeiture rate when amortizing stock-based compensation expenses. The estimate of the forfeiture rate is based primarily upon historical experience of employee turnover. As actual forfeitures become known, stock-based compensation expense is adjusted accordingly.

The Company has several Stock Incentive Plans, which provide for the granting of stock options, restricted stock and performance share awards. Under the Stock Incentive Plans, awards may be granted with respect to a maximum of 175,000,000 shares (of which 22,000,000 shares may be used for restricted stock and performance share awards). At December 31, 2006, there were 29,049,983 shares available for future grants under the Stock Incentive Plans, of which up to 5,093,814 shares were available for restricted stock awards.

During 2005, the Company implemented the Long Term Incentive Program (the LTIP), which replaced the existing stock option program. Under the LTIP, eligible employees receive a combination of stock options, time-vested restricted stock units and/or performance-based restricted stock units. Stock options are granted with an exercise price equal to the market value of the Company's common stock on the date the option is granted. Stock options vest ratably over a three-year period and have a contractual term of 10 years. The time-vested restricted stock units generally are converted to shares of common stock subject to the awardee's continued employment on the third anniversary of the date of grant. The 2004 and 2005 performance share unit awards are converted to shares of common stock (up to 200% of the award) based on the achievement of certain performance criteria related to a future performance year (i.e., 2007 for a 2005 award). For the 2004 and 2005 awards, if less than the full award was earned, up to 100% of the award may be earned based on the achievement of certain multi-year performance criteria. The performance share unit awards granted in 2006 are composed of units that may be converted to shares of common stock (one share per unit) (up to 200% of the award) based on the achievement of certain performance criteria related to a future performance year (i.e., 2008 for a 2006 award) and on achievement of a second multi-year performance criteria; namely, Wyeth's Total Shareholder Return ranking compared with that of an established peer group of companies for the period January 1, 2006 through December 31, 2008.

The plans also permit the granting of stock appreciation rights (SARs), which entitle the holder to receive shares of the Company's common stock or cash equal to the excess of the market price of the common stock over the exercise price when exercised. At December 31, 2006, there were no outstanding SARs.

Stock option information related to the plans was as follows:

Stock Options	2006	Weighted Average Exercise Price	2005	Weighted Average Exercise Price	2004	Weighted Average Exercise Price
Outstanding at January 1	**154,950,739**	**$49.13**	146,916,811	$48.84	133,141,939	$50.05
Granted	**12,527,320**	**48.21**	21,516,025	43.55	23,542,609	40.07
Canceled/forfeited	**(3,338,102)**	**50.04**	(5,490,936)	48.62	(7,394,605)	50.04
Exercised (2006—$26.53 to $50.06 per share)	**(13,151,643)**	**37.64**	(7,991,161)	29.11	(2,373,132)	24.23
Outstanding at December 31	**150,988,314**	**50.04**	154,950,739	49.13	146,916,811	48.84
Exercisable at December 31	**119,360,854**	**51.47**	113,976,512	51.72	102,318,088	51.56

The total intrinsic value of options exercised during 2006 was $158.4 million. As of December 31, 2006, the total remaining unrecognized compensation cost related to stock options was $205.3 million, which will be amortized over the respective remaining requisite service periods ranging from one month to three years. The aggregate intrinsic value of stock options outstanding and exercisable at December 31, 2006 was $678.9 million and $479.8 million, respectively.

The following table summarizes information regarding stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$34.19 to 39.99	11,044,939	4.1 years	$35.65	10,630,292	$35.57
40.00 to 49.99	63,377,496	7.7 years	42.98	32,393,233	41.36
50.00 to 59.99	42,859,786	3.4 years	55.15	42,631,236	55.17
60.00 to 65.32	33,706,093	4.0 years	61.52	33,706,093	61.52
	150,988,314			119,360,854	

A summary of time-vested restricted stock and performance-based restricted stock unit activity as of December 31, 2006 and changes during the 12 months ended December 31, 2006 is presented below:

Time-Vested and Performance-Based Restricted Stock Units	Number of Nonvested Units	Weighted Average Grant Date Fair Value
Nonvested units at January 1, 2006	**6,311,545**	**$43.02**
Granted/earned	**4,463,183**	**46.64**
Vested	**(1,989,363)**	**43.59**
Forfeited	**(178,315)**	**44.15**
Nonvested units at December 31, 2006	**8,607,050**	**$44.68**

As of December 31, 2006, the total remaining unrecognized compensation cost related to time-vested restricted stock unit awards and performance-based restricted stock unit awards amounted to $102.3 million and $59.6 million, respectively, which will be amortized over the respective remaining requisite service periods ranging from four months to six years.

At the April 27, 2006 Annual Meeting of Stockholders, the stockholders approved the 2006 Non-Employee Directors Stock Incentive Plan, under which directors receive both stock options and deferred stock units. This plan replaces the Stock Option Plan for Non-Employee Directors and the 1994 Restricted Stock Plan for Non-Employee Directors and provides stock option and deferred stock units to continuing and new non-employee directors beginning in 2006. As described below, however, continuing non-employee directors who joined the Board of Directors prior to April 27, 2006 will continue to receive their annual restricted stock grants under the 1994 Restricted Stock Plan for Non-Employee Directors until they reach the total award. Under the 2006 Non-Employee Directors Stock Incentive Plan, a maximum of 300,000 shares may be granted to non-employee directors, of which 75,000 shares may be issued as deferred stock units. At December 31, 2006, 253,000 shares were available for future grants, 63,000 of which may be used for deferred stock units. For the year ended December 31, 2006, 35,000 stock options and 12,000 deferred stock units were issued from this plan. All options are granted with an exercise price equal to 100% of the fair market value of the Company's common stock on the date of grant.

Under the Stock Option Plan for Non-Employee Directors, a maximum of 250,000 shares were authorized for grant to non-employee directors at 100% of the fair market value of the Company's common stock on the date of the grant. For the years ended December 31, 2005 and 2004,

36,000 and 40,000 stock options, respectively, were granted under this plan to non-employee directors. Options no longer will be issued from this plan, under which a total of 226,000 stock options were granted and remain outstanding.

Under the 1994 Restricted Stock Plan for Non-Employee Directors, a maximum of 100,000 restricted shares may be granted to non-employee directors. The restricted shares granted to each non-employee director are not delivered until prior to the end of a five-year restricted period. At December 31, 2006, 52,800 shares were available for future grants. Non-employee directors who joined the Board of Directors prior to April 27, 2006 will continue to receive their annual grants under this plan up to the maximum allowable shares (for each non-employee director, 4,000 restricted shares in the aggregate in annual grants of 800 shares); however, non-employee directors who join the Board of Directors on or after April 27, 2006 will not receive grants of restricted shares under this plan.

13. Accumulated Other Comprehensive Income (Loss)

The components of *Accumulated other comprehensive income (loss)* is set forth in the following table:

(In thousands)	Foreign Currency Translation Adjustments[1]	Net Unrealized Gains (Losses) on Derivative Contracts[2]	Net Unrealized Gains (Losses) on Marketable Securities[2]	Minimum Pension Liability Adjustments[2]	Unrecognized Losses and Prior Service Costs, net[2]	Accumulated Other Comprehensive Income (Loss)
Balance January 1, 2004	$ 66,496	$(47,154)	$23,919	$ (69,748)	$ —	$ (26,487)
Period change	451,892	10,354	(8,226)	39,619	—	493,639
Balance December 31, 2004	518,388	(36,800)	15,693	(30,129)	—	467,152
Period change	(492,784)	32,518	(4,128)	(67,483)	—	(531,877)
Balance December 31, 2005	25,604	(4,282)	11,565	(97,612)	—	(64,725)
Period change	**565,745**	**(6,060)**	**4,157**	**(41,234)**	**—**	**522,608**
Adoption of SFAS No. 158, net of tax	**—**	**—**	**—**	**138,846**	**(1,269,395)**	**(1,130,549)**
Balance December 31, 2006	**$ 591,349**	**$(10,342)**	**$15,722**	**$ —**	**$(1,269,395)**	**$ (672,666)**

(1) Income taxes generally are not provided for foreign currency translation adjustments, as such adjustments relate to permanent investments in international subsidiaries.

(2) Deferred income tax assets (liabilities) provided for net unrealized (losses) gains on derivative contracts at December 31, 2006, 2005 and 2004 were $5,569, $2,306 and $17,894, respectively; for net unrealized gains on marketable securities at December 31, 2006, 2005 and 2004 were $(7,656), $(5,259) and $(2,141), respectively; for minimum pension liability adjustments at December 31, 2005 and 2004 were $47,119 and $17,737, respectively; and for unrecognized losses and prior service costs, net at December 31, 2006 were $774,323.

14. Contingencies and Commitments

Contingencies

The Company is involved in various legal proceedings, including product liability, patent, commercial, environmental and antitrust matters, of a nature considered normal to its business (see Note 7 for discussion of environmental matters), the most important of which are described below. It is the Company's policy to accrue for amounts related to these legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable. Additionally, the Company records insurance receivable amounts from third-party insurers when recovery is probable.

Prior to November 2003, the Company was self-insured for product liability risks with excess coverage on a claims-made basis from various insurance carriers in excess of the self-insured amounts and subject to certain policy limits. Effective November 2003, the Company became completely self-insured for product liability risks.

Accruals for product liability and other legal proceedings, except for the environmental matters discussed in Note 7, amounted to $3,032.9 million and $6,061.3 million at December 31, 2006 and 2005, respectively. The Company also has recorded receivables from insurance companies for these matters amounting to $325.3 million and $382.2 million as of December 31, 2006 and 2005, respectively.

Like all pharmaceutical companies in the current legal environment, the Company is involved in legal proceedings that are significant to its business, complex in nature and have outcomes that are difficult to predict. Product liability claims, regardless of their merits or their ultimate outcome, are costly, divert management attention and may adversely affect the Company's reputation and the demand for its products and may result in significant damages. Patent litigation, if resolved unfavorably, can injure the Company's business by subjecting the Company's products to earlier than expected generic competition and also can give rise to payment of significant damages or restrictions on the Company's future ability to operate its business.

The Company intends to vigorously defend itself and its products in the litigation described below and believes its legal positions are strong. However, in light of the circumstances discussed above, it is not possible to determine the ultimate outcome of the Company's legal proceedings, and, therefore, it is possible that the ultimate outcome of these proceedings could be material to the Company's results of operations, cash flows and financial position.

Product Liability Litigation

Diet Drug Litigation

The Company has been named as a defendant in numerous legal actions relating to the diet drugs *Pondimin* (which in combination with phentermine, a product that was not manufactured, distributed or sold by the Company, was commonly referred to as "fen-phen") or *Redux,* which the Company estimated were used in the United States, prior to their 1997 voluntary market withdrawal, by approximately 5.8 million people. These actions allege, among other things, that the use of *Redux* and/or Pondimin, independently or in combination with phentermine, caused certain serious conditions, including valvular heart disease and primary pulmonary hypertension (PPH).

On October 7, 1999, the Company announced a nationwide class action settlement (the settlement) to resolve litigation brought against the Company regarding the use of the diet drugs *Redux* or *Pondimin.* The settlement covered all claims arising out of the use of *Redux* or *Pondimin,* except for PPH claims, and was open to all *Redux* or *Pondimin* users in the United States. As originally designed, the settlement was composed of two settlement funds to be administered by an independent Settlement Trust (the Trust). Fund A (with a value at the time of settlement of $1,000.0 million plus $200.0 million for legal fees) was created to cover refunds, medical screening costs, additional medical services and cash payments, education and research costs, and administration costs. Fund A was fully funded by contributions by the Company. Fund B (which was to be funded by the Company on an as-needed basis up to a total of $2,550.0 million, plus interest) would compensate claimants with significant heart valve disease. Any funds remaining in Fund A after all Fund A obligations were met were to be added to Fund B to be available to pay Fund B injury claims. In December 2002, following a joint motion by the Company and plaintiffs' counsel, the Court approved an amendment to the settlement agreement which provided for the merger of Funds A and B into a combined Settlement Fund, to cover all expenses and injury claims in connection with the settlement. The merger of the two funds took place in January 2003. Pursuant to the Seventh Amendment to the settlement agreement, which was approved in 2005 and became effective on May 16, 2006, the Company has committed an additional $1,275.0 million to fund a new claims processing structure, funding arrangement and payment schedule for claims for compensation based on Levels I and II, the two lowest levels of the five-level settlement matrix. Payments in connection with the nationwide settlement were $822.7 million in 2002. There were no payments made in 2003. Payments in connection with the nationwide settlement were $26.4 million in 2004, $307.5 million in 2005 and $856.0 million in 2006 (including payments made in connection with the Seventh Amendment). Payments may continue, if necessary, until 2018.

On January 18, 2002, as collateral for the Company's financial obligations under the settlement, the Company established a security fund in the amount of $370.0 million. In April 2002, pursuant to an agreement among the Company, class counsel and representatives of the Settlement Trust, an additional $45.0 million (later reduced to $35.0 million) was added to the security fund. In February 2003, as required by an amendment to the settlement agreement, an additional $535.2 million was added by the Company to the security fund, bringing the total amount in the security fund to $940.2 million, which is included in *Other assets including deferred taxes,* at December 31, 2006. The amounts in the security fund are owned by the Company and will earn interest income for the Company while residing in the security fund. The Company will be required to deposit an additional $180.0 million in the security fund if the Company's credit rating, as reported by both Moody's and S&P, falls below investment grade. In addition, on March 29, 2005, as collateral for the Company's financial obligations under the Seventh Amendment, the Company established a security fund in the amount of $1,250.0 million. The amounts in the security fund are owned by the Company and will earn interest income for the Company while residing in the security fund. The $856.0 million in payments during 2006 in connection with the nationwide settlement included a $400.0 million payment that was made toward the Seventh Amendment and was paid from the Seventh Amendment security fund. As of December 31, 2006, $590.5 million of the Seventh Amendment security fund was included in *Other current assets including deferred taxes,* and $255.0 million was included in *Other assets including deferred taxes.*

The Company has recorded total pre-tax charges of $21,100.0 million. Payments to the nationwide class action settlement funds, individual settlement payments, legal fees and other items were $2,972.7 million, $1,453.7 million and $850.2 million for 2006, 2005 and 2004, respectively.

The remaining diet drug litigation accrual is classified as follows at December 31:

(In thousands)	2006	2005
Accrued expenses	**$2,089,900**	$5,100,000
Other noncurrent liabilities	**650,000**	612,600
Total litigation accrual	**$2,739,900**	$5,712,600

The $2,739.9 million reserve at December 31, 2006 represents management's best estimate, within a range of outcomes, of the aggregate amount required to cover diet drug litigation costs. It is possible that additional reserves may be required in the future, although the Company does not believe that the amount of any such additional reserves is likely to be material.

Counsel representing approximately 8,600 members of the nationwide settlement class had filed a motion with the United States District Court for the Eastern District of Pennsylvania seeking a ruling that the nationwide settlement agreement is void due to inadequate representation of the class, mutual mistake, inadequate notice to the class and lack of subject matter jurisdiction as to some class members. The motion was denied by the District Court on March 8, 2006. Although certain of the class members affected by the denial filed an appeal with the United States Court of Appeals for the Third Circuit, that appeal was withdrawn by those appellants on October 12, 2006.

Certain other class members also had filed a number of other motions and lawsuits attacking the binding effect of the settlement, which were denied or enjoined by the District Court; the District Court's orders were subsequently affirmed by the United States Court of Appeals for the Third Circuit. A petition for certiorari was filed with the United States Supreme Court on February 28, 2006, seeking review of the Third Circuit's decision. The petition was dismissed by the petitioners effective September 13, 2006.

The nationwide settlement agreement gave class members the right to opt out of the settlement after receiving certain initial settlement benefits if they met certain medical criteria. Approximately 63,000 individuals who chose to leave the national settlement subsequently filed Intermediate or Back-End opt out lawsuits against the Company. As of December 31, 2006, the Company had reached agreements, or agreements in principle, to settle the claims of approximately 99% of these claimants. As of December 31, 2006, approximately 55,000 of these claimants had received settlement payments following the dismissal of their cases.

The claims of 30 class members who had taken advantage of the Intermediate and Back-End opt out rights created in the nationwide settlement and whose cases were set for trial were adjudicated or resolved during 2006. The claims of 11 plaintiffs were voluntarily dismissed by the plaintiffs themselves; juries returned verdicts in favor of Wyeth with respect to the claims of 10 plaintiffs; the claims of three plaintiffs were dismissed by the courts before trial; one case was settled before trial; and juries returned verdicts in favor of five plaintiffs. The average value of the five verdicts was $85,000, and those cases were subsequently also settled.

As of December 31, 2006, the Company was a defendant in approximately 70 pending lawsuits in which the plaintiff alleges a claim of PPH, alone or with other alleged injuries. During the course of settlement discussions, certain plaintiffs' attorneys have informed the Company that they represent additional individuals who claim to have PPH, but the Company is unable to evaluate whether any such additional purported cases of PPH would meet the national settlement agreement's definition of PPH. The Company continues to work toward resolving the claims of individuals who allege that they have developed PPH as a result of their use of the diet drugs and intends to vigorously defend those PPH cases that cannot be resolved prior to trial. On August 10, 2006, a jury in the Philadelphia County, Pennsylvania Court of Common Pleas hearing the case of *Wier, et al. v. Wyeth, Inc., et al.*, No. 2004-06-001646, returned a verdict in favor of the plaintiff following the first phase of a bifurcated trial. The jury found that plaintiff had developed PPH as a result of her use of *Pondimin* and set the amount of plaintiff's compensatory damages at $300,000. Prior to the start of the second, liability phase of the trial, the case was settled.

On April 27, 2004, a jury in Beaumont, Texas, hearing the case of *Coffey, et al. v. Wyeth, et al.*, No. E-167,334, 172nd Judicial District Court, Jefferson County, Texas, returned a verdict in favor of the plaintiffs for $113.4 million in compensatory damages and $900.0 million in punitive damages for the wrongful death of the plaintiffs' decedent, allegedly as a result of PPH caused by her use of *Pondimin*. On May 17, 2004, the Trial Court entered judgment on behalf of the plaintiffs for the full amount of the jury's verdict, as well as $4.2 million in pre-judgment interest and $188,737 in guardian ad litem fees. The Company filed an appeal from the judgment entered by the Trial Court and believes that it would have strong arguments for reversal or reduction of the awards on appeal due to the significant number of legal errors made during trial and in the charge to the jury and due to a lack of evidence to support aspects of the verdict. In connection with its appeal, the Company was required by Texas law to post a bond in the amount of $25.0 million. Prior to April 13, 2006, the date scheduled for oral argument of the Company's appeal, the Company reached an agreement in principle with the law firm representing the *Coffey/Cappel* plaintiffs to settle the claims of all of that firm's diet drug clients, including the plaintiffs in the *Coffey/Cappel* case. As a result of that agreement, the parties filed a joint motion with the Ninth District Court of Appeals in Beaumont, Texas to postpone the scheduled argument in the case, pending finalization of the settlement. That motion was granted by the court.

HT Litigation

The Company is a defendant in numerous lawsuits alleging injury as a result of the plaintiffs' use of one or more of the Company's hormone or estrogen therapy products, including *Prempro* and *Premarin*. As of December 31, 2006, the Company was defending approximately 5,200 actions brought on behalf of approximately 8,400 women in various state and federal courts throughout the United States (including in particular the United States District Court for the Eastern District of Arkansas and the Pennsylvania Court of Common Pleas, Philadelphia County) for personal injuries, including claims for breast cancer, stroke, ovarian cancer and heart disease allegedly resulting from their use of *Prempro* or *Premarin*. These cases were filed following the July 2002 stoppage of the hormone therapy (HT) subset of the Women's Health Initiative (WHI) study.

In addition to the individual lawsuits described above, numerous putative class actions have been filed on behalf of current or former *Premarin* or *Prempro* users in federal and state courts throughout the United States, including in Florida, New Jersey and West Virginia, and in foreign jurisdictions, including the provinces of Alberta and British Columbia, Canada. Plaintiffs in these cases generally allege personal injury resulting from their use of *Premarin* or *Prempro* and are seeking medical monitoring relief and purchase price refunds as well as other damages. The Company opposes class certification. Many of these plaintiffs have withdrawn or dismissed their class allegations. On February 1, 2005, the Florida Circuit Court certified a statewide medical monitoring class of asymptomatic *Prempro* users who have used the product for longer than six months (*Gottlieb, et al. v. Wyeth*, No. 02 18165CA 27, Cir. Ct., 11th Jud. Cir., Dade County, Florida). On appeal, the Third District Court of Appeal, by opinion dated February 15, 2006, reversed the certification of the class. Plaintiffs' appeal to the Florida Supreme Court seeking discretionary review was denied in January 2007.

The federal Judicial Panel on Multi-District Litigation has ordered that all federal *Prempro* cases be transferred for coordinated pretrial proceedings (MDL) to the United States District Court for the Eastern District of Arkansas. Plaintiffs filed a Master Class Action Complaint in the MDL seeking damages for purchase price refunds and medical monitoring costs. The complaint sought to certify a 29-state consumer fraud subclass, a 29-state unfair competition subclass and a 24-state medical monitoring subclass of *Prempro* users. A class certification hearing was held June 1-3, 2005, and the District Court denied certification of all the proposed classes. No appeal was filed. Subsequently, however, class counsel in the MDL filed new motions for class certification, seeking certification of statewide refund classes for *Prempro* users in the states of California and West Virginia. Briefing on the class certification motions has been completed, and the cases are being remanded from the MDL court to federal courts in California and West Virginia for decision of the class certification issue.

On March 22, 2006, the New York Supreme Court, Onondaga County, granted summary judgment in favor of the Company, dismissing the claims in *Browning, et al. v. Wyeth, Inc., et al.*, No. 2003-0261, on the grounds, *inter alia*, that the labeling and warnings for *Prempro* and *Premarin* were adequate as a matter of law. On September 15, 2006, a jury in the United States District Court for the Eastern District of Arkansas returned a verdict in favor of the Company in the case of *Reeves, et al. v. Wyeth*, No. 4:05CV00163 WRW. On October 4, 2006, a jury in the Philadelphia County, Pennsylvania Court of Common Pleas hearing the case of *Nelson, et al. v. Wyeth, et al.*, No. 2004-01-001670, returned a verdict in favor of the plaintiff following the first phase of a bifurcated trial. The jury found that plaintiff had developed breast cancer as a result of her use of *Prempro* and set the amount of compensatory damages for plaintiff and her co-plaintiff husband at $1.5 million. Prior to the start of the second, liability phase of the trial, a mistrial was declared by the court and the first phase verdict was set aside. On January 29, 2007, a jury in the Philadelphia County, Pennsylvania Court of Common Pleas hearing the case of *Daniel, et al. v. Wyeth Pharmaceuticals, Inc., et al.*, No. 2004-06-002368, returned a verdict in favor of the plaintiffs, finding that plaintiff had developed breast cancer as a result of her use of *Prempro* and awarding a total of $1.5 million in compensatory damages. Although the *Daniel* jury also found that the Company's conduct warranted the imposition of punitive damages, the court subsequently entered judgment notwithstanding the verdict in favor of the Company on the punitive damages claim, finding that the evidence did not support punitive damages. The Company will appeal the compensatory award, and it is expected that plaintiffs will appeal the punitive damages judgment. On January 31, 2007, the 151st District Court of Harris County, Texas granted summary judgment in favor of the Company, dismissing the claims in *Brockert, et al. v. Wyeth Pharmaceuticals, et al.*, No. 2003-49357. The court found, *inter alia*, that plaintiffs' failure to warn claims were preempted by the regulation of prescription drug labeling by the United States Food and Drug Administration. On February 15, 2007, a jury in the United States District Court for the Eastern District of Arkansas returned a verdict in favor of the Company in the case of *Rush v. Wyeth Inc.*, No. 4:05CV00497 WRW. On February 20, 2007, a jury in the Philadelphia County, Pennsylvania Court of Common Pleas hearing the retrial of the *Nelson* case awarded the plaintiffs $3.0 million in compensatory damages. The court had earlier granted the Company's motion to strike plaintiffs' punitive damages claim as unsupported by the evidence. The Company intends to file post-trial motions and, if necessary, to appeal the *Nelson* compensatory award. Other hormone therapy cases were voluntarily dismissed during 2006 and 2007. Trials of additional hormone therapy cases also are scheduled throughout 2007.

As we have not determined that it is probable that a liability has been incurred and an amount is reasonably estimable, we have not established any litigation accrual for our HT litigation.

Thimerosal Litigation

The Company has been served with approximately 390 lawsuits, 12 of which are putative class actions, in various federal and state courts throughout the United States, including in Massachusetts, Florida, New Hampshire, Oregon, Washington, Pennsylvania, New York, California and Kentucky, alleging that the cumulative effect of thimerosal, a preservative used in certain vaccines manufactured and distributed by the Company as well as by other vaccine manufacturers, causes severe neurological damage, including autism in children. The relief sought by these state and nationwide classes generally includes medical monitoring, a fund for research, compensation for personal injuries and injunctive relief.

To date, the Company has been generally successful in having these cases dismissed or stayed on the ground that the minor plaintiffs have failed to file in the first instance in the United States Court of Federal Claims under the National Childhood Vaccine Injury Act (Vaccine Act). The Vaccine Act mandates that plaintiffs alleging injury from childhood vaccines first bring a claim under the Vaccine Act. At the conclusion of that proceeding, plaintiffs may bring a lawsuit in federal or state court, provided that they have satisfied certain procedural requirements.

In July 2002, the Court of Federal Claims established an Omnibus Autism Proceeding with jurisdiction over petitions in which vaccine recipients claim to suffer from autism or autism spectrum disorder as a result of receiving thimerosal-containing childhood vaccines or the MMR vaccine. There currently are approximately 4,750 petitions pending in the Omnibus Autism Proceeding. Autism General Order #1 established a two-step procedure for recovery: The first step will be an inquiry into the general causation issues involved in the cases; the second step will entail the application of the general causation conclusions to the individual cases. The hearing on the issue of general causation now has been set for June 11-29, 2007.

Under the terms of the Vaccine Act, if a claim is adjudicated by the Court of Federal Claims, a claimant must formally elect to reject the Court's judgment if the claimant wishes to proceed against the manufacturer in federal or state court. Also under the terms of the Vaccine Act, if a claim has not been adjudicated by the Court within 240 days of filing, the claimant has 30 days to decide whether to opt out of the proceeding and pursue a lawsuit against the manufacturer. Upon a claimant's motion, this 30-day window may be suspended for 180 days, allowing the claimant to withdraw once 420 days have passed. After this window has passed, if a claimant wishes to retain the right to sue a manufacturer at a later date, the claimant must remain in the Court of Federal Claims until a final decision is obtained. To date, 261 of the plaintiffs who had previously sued the Company have withdrawn their petitions from the Court of Federal Claims. The majority of these individuals have commenced or rejoined federal or state litigation against the Company.

In addition to the claims brought by or on behalf of children allegedly injured by exposure to thimerosal, certain of the approximately 390 thimerosal cases have been brought by parents in their individual capacities for loss of services and loss of consortium of the injured child. These claims are not currently covered by the Vaccine Act. Additional thimerosal cases may be filed in the future against the Company and the other companies that marketed thimerosal-containing products.

The first thimerosal trial involving the Company is scheduled for August 2007.

PPA Litigation

In November 2000, the Company withdrew from the market those formulations of its *Dimetapp* and *Robitussin* cough/cold products that contained the ingredient phenylpropanolamine (PPA) at the request of the FDA and announced that it no longer would ship products containing PPA to its retailers. The FDA's request followed the reports of a study that raised a possible association between PPA-containing products and the risk of hemorrhagic stroke. The Company currently is a named defendant in approximately 90 individual PPA lawsuits on behalf of approximately 170 plaintiffs in federal and state courts throughout the United States seeking damages for alleged personal injuries. In addition, there is one putative economic damage class action, which also contains personal injury allegations as to the class, pending in the Ontario Superior Court of Justice in Canada. In every instance to date in which class certification has been decided in a PPA case, certification has been denied. Eight cases currently are scheduled for trial in 2007.

Effexor *Litigation*

The Company has been named as a defendant in a multi-plaintiff suit, *Baumgardner, et al. v. Wyeth*, No. 2:05-CV-05720, U.S.D.C., E.D. Pa., on behalf of 10 plaintiff families alleging personal injury damages as the result of a family member's use of *Effexor*. Plaintiffs allege that *Effexor* caused various acts of suicide, attempted suicide, hostility and homicide in adults and/or children or young adults taking the product. Plaintiffs seek an unspecified amount of compensatory damages.

The Company also is defending approximately 16 individual product liability lawsuits in various jurisdictions for personal injuries, including, among other alleged injuries, wrongful death from suicide or acts of hostility allegedly resulting from the use of *Effexor*.

Norplant *Litigation*

The Company is a party to and continues to defend lawsuits in federal and state courts throughout the United States involving injuries alleged to have resulted from the use of the *Norplant* system, the Company's former implantable contraceptive containing levonorgestrel. Class certification has been denied in all putative class actions except in Louisiana, where a lower court certified a statewide personal injury class of Louisiana *Norplant* users, *Davis v. American Home Products Corporation*, No. CDC 94-11684, Orleans Parish, Louisiana. Notice of the Louisiana *Norplant* class action has been sent to potential class members, and a trial date has been set for October 15, 2007. In addition to the *Davis* case, the Company continues to defend several pending individual cases alleging disparate injuries, including complications stemming from the removal of *Norplant* capsules, miscarriage and stroke. Most of these matters are subject to being dismissed for want of prosecution, and the Company is moving to do so when appropriate.

Duract *Litigation*

The Company's non-narcotic analgesic pain reliever, *Duract*, was voluntarily withdrawn from the market in 1998. Following the withdrawal, numerous putative personal injury class actions were brought against the Company in federal and state courts throughout the United States for personal injuries, including kidney failure, hepatitis, liver transplant and death, allegedly resulting from the use of *Duract*. Currently, there is only one such case pending, *Chimento, et al. v. Wyeth-Ayerst Laboratories Co.*, No. 85-00437C, Dist. Ct., St. Bernard Parish, Louisiana, which seeks the certification of a class of Louisiana residents who were exposed to and who allegedly suffered injury from *Duract*. The plaintiffs are seeking compensatory and punitive damages, the refund of all purchase costs, and the creation of a court-supervised medical monitoring program for the diagnosis and treatment of liver damage and related conditions allegedly caused by *Duract*. The Company also is a defendant in a putative class action for economic damages with respect to *Duract (Blue Cross and Blue Shield of Alabama, et al. v. Wyeth*, CV-03-6046, Cir. Ct. Jefferson County, Alabama). On February 27, 2006, the Circuit Court of Alabama, Jefferson County, certified the nationwide class of third-party payers seeking such economic damages and the recovery of monies paid by such entities for *Duract* that was not used by their insureds as of the date *Duract* was withdrawn from the market. An appeal of the class certification order was filed on April 7, 2006 in the Alabama Supreme Court, and the Company's brief was filed in January 2007.

ProHeart ***6 Litigation***
Three putative class action lawsuits are pending involving the veterinary product *ProHeart 6*, which Fort Dodge Animal Health voluntarily recalled from the market in September 2004. The putative class representative in *Dill, et al. v. American Home Products, et al.*, No. CJ 2004 05879 (Dist. Ct., Tulsa County, Oklahoma) seeks to represent a nationwide class of individuals whose canines have been injured or died as a result of being injected with *ProHeart 6*. The plaintiffs are seeking compensatory damages for their alleged economic loss and punitive damages. The plaintiff in *Rule v. Fort Dodge Animal Health, Inc., et al.*, No. 06-10032-DPW (U.S.D.C., D. Mass.), is seeking economic damages on behalf of herself and all other Massachusetts residents who purchased and had their pets injected with *ProHeart 6*. In addition, a nationwide putative class action, *Dinah Jones v. Fort Dodge Animal Health*, No. 01 2005 CA 00761 (Cir. Ct., Alachua County, Florida), has been filed in which plaintiff seeks to recover economic damages on behalf of herself and all other U.S. residents who purchased *ProHeart 6* and administered it to their pet.

Patent Litigation

Enbrel ***Litigation***
In September 2002, Israel Bio-Engineering Project (IBEP) filed an action against Amgen Inc. and one of its subsidiaries (collectively, Amgen), the Company and one of the Company's subsidiaries in the United States District Court for the Central District of California alleging infringement of U.S. Patent 5,981,701 by the manufacture, offer for sale, distribution and sale of *Enbrel*. IBEP is not the assignee of record of this patent but has alleged ownership. IBEP sought an accounting of damages and of any royalties or license fees paid to a third party and sought to have the damages trebled on account of alleged willful infringement. IBEP also sought to require the defendants to take a compulsory non-exclusive license to the patent. Under its agreement with Amgen for the promotion of *Enbrel*, the Company has an obligation to pay a portion of any patent litigation expenses related to *Enbrel* in the United States and Canada as well as a portion of any damages or other monetary relief awarded in such patent litigation. Yeda Research and Development Co., Ltd. (Yeda), the assignee of record of the patent, and Ares-Serono, the licensee, intervened in the case. In February 2004, the District Court granted Yeda's motion for summary judgment that IBEP does not own the patent. On March 15, 2005, the United States Court of Appeals for the Federal Circuit affirmed in part and reversed in part. In late 2005, Yeda filed a second summary judgment motion seeking a ruling that IBEP could not prove its ownership claim and, therefore, lacked standing to sue. The District Court granted Yeda's motion, holding that IBEP could not prove it was entitled to assignment of the invention by each of the named inventors on the patent and, therefore, lacked standing to sue. IBEP appealed the District Court's decision. On January 29, 2007, the United States Court of Appeals for the Federal Circuit affirmed the District Court's decision, holding that IBEP has no standing to sue. On February 9, 2007, IBEP filed a motion asking the Court of Appeals to rehear its appeal.

Protonix ***Litigation***
The Company has received notifications from multiple generic companies that they have filed Abbreviated New Drug Applications (ANDA) seeking FDA approval to market generic pantoprazole sodium 20 mg and 40 mg delayed release tablets. Pantoprazole sodium is the active ingredient used in *Protonix*. The Orange Book lists two patents in connection with *Protonix* tablets. The first of these patents covers pantoprazole and expires in July 2010. The other listed patent is a formulation patent and expires in December 2016. The Company's licensing partner, Altana Pharma AG (Altana), is the owner of these patents. In May 2004, Altana and the Company filed suit against Teva Pharmaceuticals USA, Inc. and Teva Pharmaceutical Industries, Ltd. (Teva) in the United States District Court for the District of New Jersey alleging infringement of the patent expiring in 2010. On April 13, 2005, Altana and the Company filed suit against Sun Pharmaceutical Advanced Research Centre Ltd. and Sun Pharmaceutical Industries Ltd. (Sun) in the United States District Court for the District of New Jersey alleging infringement of the patent expiring in 2010. On August 4, 2006, Altana and the Company filed suit against KUDCO Ireland, Ltd. in the United States District Court for the District of New Jersey alleging infringement of the patent expiring in 2010. These litigations seek declaratory and injunctive relief against infringement of this patent prior to its expiration.

In June 2005, Sun notified the Company and Altana that Sun had filed an ANDA seeking FDA approval to market generic pantoprazole sodium 40 mg base/vial I.V. The Orange Book lists two patents in connection with *Protonix* I.V. The first of these covers pantoprazole and expires in July 2010. The other listed patent is a formulation patent and expires in November 2021. The Company's licensing partner, Altana, is the owner of these patents. On August 5, 2005, Altana and the Company filed suit against Sun in the United States District Court for the District of New Jersey alleging infringement of the patent expiring in 2010 and seeking declaratory and injunctive relief against infringement of this patent prior to its expiration.

Effexor ***Litigation***
On March 24, 2003, the Company filed suit in the United States District Court for the District of New Jersey against Teva Pharmaceuticals USA, Inc. alleging that the filing of an ANDA by Teva seeking FDA approval to market 37.5 mg, 75 mg and 150 mg venlafaxine HCl extended release capsules infringes certain of the Company's patents and seeking declaratory and injunctive relief against infringement of these patents prior to their expiration. Venlafaxine HCl is the active ingredient used in *Effexor XR*. The patents involved in the litigation relate to methods of using extended release formulations of venlafaxine HC1. These patents expire in 2017. Teva asserted that these patents are invalid and/or not infringed. In December 2005, the Company settled this litigation with Teva. This settlement was made final on January 13, 2006.

Under the terms of the settlement, Teva is permitted to launch generic versions of *Effexor XR* (extended release capsules) and *Effexor* (immediate release tablets) in the United States pursuant to the following licenses:

- A license (exclusive for a specified period and then non-exclusive) under the Company's U.S. patent rights permitting Teva to launch an AB rated, generic version of *Effexor XR* in the United States beginning on July 1, 2010, subject to earlier launch based on specified market conditions or developments regarding the applicable patent rights, including the outcome of other generic challenges to such patent rights; and
- An exclusive license under the Company's U.S. patent rights permitting Teva to launch an AB rated, generic version of *Effexor* in the United States beginning on June 15, 2006, subject to earlier launch based on specified market conditions.

In connection with each of these licenses, Teva will pay the Company specified percentages of gross profit from sales of each of the Teva generic versions. These sharing percentages are subject to adjustment or suspension based on market conditions and developments regarding the applicable patent rights.

The Company and Teva also executed definitive agreements with respect to generic versions of *Effexor XR* in Canada.

The above description is not intended to be a complete summary of all of the terms and conditions of the settlement. Many of the terms of the settlement, including the dates on which Teva may launch generic versions of the Company's *Effexor XR* and *Effexor* products and the terms of the Company's sharing in Teva's gross profits from such generic versions, are subject to change based on future market conditions and developments regarding the applicable patent rights, including the outcome of other generic challenges. There can be no assurance that *Effexor XR* will not be subject to generic competition prior to July 1, 2010.

On April 5, 2006, the Company filed suit in the United States District Court for the District of Delaware against Impax Laboratories, Inc. (Impax), alleging that the filing by Impax of an ANDA seeking FDA approval to market 37.5 mg, 75 mg and 150 mg venlafaxine HCl extended release capsules infringes the same patents at issue in the Teva litigation discussed above. On April 12, 2006, the Company filed suit in the United States District Court for the Central District of California against Anchen Pharmaceuticals, Inc. (Anchen) and related parties, alleging that the filing of an ANDA by Anchen seeking FDA approval to market 150 mg venlafaxine HCl extended release capsules infringes these same patents. Under the 30-month stay provision of the Hatch-Waxman Act, any FDA approval of the Impax and Anchen ANDAs may not be made effective before August 2008 unless there is an earlier court decision holding each of the patents at issue invalid or not infringed. On November 14, 2006, the Company filed suit against Anchen in the United States District Court for the Central District of California alleging that the filing by Anchen of an ANDA seeking FDA approval to market 37.5 mg and 75 mg venlafaxine HCl extended release capsules infringes these same patents. Under the 30-month stay provision of the Hatch-Waxman Act, any FDA approval of Anchen's 37.5 mg and 75 mg venlafaxine HCl extended release capsules may not be made effective before May 2009 unless there is an earlier court decision holding each of the patents at issue invalid or not infringed. Because neither Impax nor Anchen has, to date, made any allegations as to the Company's patent covering the compound venlafaxine itself, these ANDAs may not be approved until the expiration of that patent and its associated pediatric exclusivity period, on June 13, 2008.

On January 29, 2007, the Company received notice from Lupin Ltd. (Lupin) that Lupin had filed an ANDA seeking FDA approval to market 37.5 mg, 75 mg and 150 mg venlafaxine HCl extended release capsules. Lupin alleges it does not infringe the same patents at issue in the Teva litigation discussed above. The Company is evaluating the allegations in Lupin's notice.

On July 26, 2006, Alza Corporation (Alza) filed suit in the United States District Court for the Eastern District of Texas against the Company and one of its subsidiaries alleging that the manufacture, use and sale of *Effexor XR* by the Company infringes U.S. Patent No. 6,440,457 B1. The Company filed an Answer and Counterclaim, claiming that the Alza patent is not infringed and is invalid and unenforceable for inequitable conduct. The Company also asserts that Alza's patent is unenforceable against the Company because of estoppel, laches and unclean hands and because the Company has an implied license to the Alza patent. The Company further asserts that Alza is equitably estopped from proceeding with this patent litigation against the Company and that Alza's actions constitute breach of contract and breach of the implied covenant of good faith and fair dealing. Following Alza's filing of the lawsuit, the Company filed a Request for Re-examination of the Alza patent with the United States Patent and Trademark Office, which Request has been granted. Together with the filing of its Answer and Counterclaim, the Company also asked the District Court to stay the litigation pending the outcome of this re-examination proceeding. That request has been granted, and the litigation now is stayed pending the outcome of the re-examination proceeding. To the extent the Alza patent survives re-examination and Alza continues to assert infringement, the Company will vigorously defend itself against Alza's allegations.

CYPHER *Litigation*

In January 2003, Cordis Corporation (Cordis) brought a lawsuit against Boston Scientific Corporation (Boston Scientific) in the United States District Court for the District of Delaware seeking to enforce Cordis' stent architecture patent. In March 2003, Boston Scientific brought a patent infringement lawsuit in the District Court against Cordis seeking to enforce a patent on stent coatings against Cordis' CYPHER sirolimus drug-eluting stent. In the respective actions, both Boston Scientific and Cordis sought a preliminary injunction against the other. On November 21, 2003, the District Court denied both motions for preliminary injunction. Cordis appealed the denial of the injunction against Boston Scientific to the United States Court of Appeals for the Federal Circuit. In May 2004, the appellate court affirmed the District Court's denial of the preliminary injunction. After jury trial, Boston Scientific was found to infringe Cordis' stent architecture patents, and Cordis was found to infringe Boston Scientific's coatings patent. Both Boston Scientific and Cordis have announced plans to appeal. Although the Company is not a party to this litigation, if Cordis were to be enjoined from selling the CYPHER stent, the Company could lose licensing income under its existing licensing agreement with Cordis. Cordis has advised the Company that it intends to vigorously defend this litigation.

Commercial Litigation

Average Wholesale Price Litigation

The Company, along with numerous other pharmaceutical companies, currently is a defendant in a number of lawsuits, described below, brought by both private and public persons or entities in federal and state courts throughout the United States in which plaintiffs allege that the Company and other defendant pharmaceutical companies artificially inflated the Average Wholesale Price (AWP) of their drugs, which allegedly resulted in overpayment by, among others, Medicare and Medicare beneficiaries and by state Medicaid plans. Plaintiffs involved in these lawsuits generally allege that this alleged practice is fraudulent, violates the Sherman Antitrust Act and constitutes a civil conspiracy under the federal RICO Act.

The Company is a defendant in two private class actions, *Swanston v. TAP Pharmaceuticals Products, Inc., et al.*, No. CV2002-004988, Sup. Ct., Maricopa County, Arizona; and *International Union of Operating Engineers, et al. v. AstraZeneca PLC, et al.*, No. MON-L-3136-06, Super. Ct., Monmouth County, New Jersey, filed on behalf of Medicare beneficiaries who make co-payments, as well as private health plans and ERISA plans that purchase drugs based on AWP.

The Company also is a defendant in three AWP matters filed by state Attorneys General: *State of Alabama v. Abbott Laboratories, Inc., et al.*, No. CV 2005-219, Cir. Ct., Montgomery County, Alabama; *The People of Illinois v. Abbott Laboratories, Inc., et al.*, No. 05CH0274, Cir. Ct., Cook County, Illinois; and *State of Mississippi v. Abbott Laboratories, Inc., et al.*, No. C2005-2021, Chancery Ct., Hinds County, Miss. In each of these cases, the plaintiff alleges that defendants provided false and inflated AWP, Wholesale Acquisition Cost and/or Direct Price information for their drugs to various national drug industry reporting services. All three cases were removed to federal court in November 2006. The Alabama case has since been remanded to state court; the Illinois and Mississippi cases have been conditionally transferred to MDL proceedings taking place in the United States District Court for the District of Massachusetts under the caption: *In re: Pharmaceutical Industry AWP Litigation, MDL 1456.*

A total of 47 New York counties and the City of New York have filed AWP actions naming the Company and numerous other pharmaceutical manufacturers as defendants. All of these actions have been removed to federal court and have been transferred or are pending transfer to the MDL proceedings in the United States District Court for the District of Massachusetts. Forty-four of the New York counties are plaintiffs in a Consolidated Complaint, filed in June 2005, that asserts statutory and common law claims for damages suffered as a result of alleged overcharging for prescription medication paid for by Medicaid. The Company intends to move to dismiss some or all of the claims in the Consolidated Complaint. By prior Order of the District Court, additional proceedings involving the Company are not to occur pending the determination of the Company's motion to dismiss.

Other Pricing Matters

The Company is one of numerous defendants named in a putative class action lawsuit, *County of Santa Clara v. Wyeth-Ayerst Laboratories, Inc., et al.*, No. C 05 3740-WHA, U.S.D.C, N.D. Cal., allegedly filed on behalf of entities covered under Section 340B of the Public Health Service Act, 42 U.S.C. §256b (Section 340B). Section 340B requires that certain pricing discounts be provided to charitable institutions and provides methods for the calculation of those discounts. Plaintiff alleges that each defendant violated these statutory pricing guidelines and breached the Pharmaceutical Pricing Agreement that it entered into with Centers for Medicare and Medicaid Services, to which the applicable plaintiff is not a party. The complaint seeks an accounting, damages for breach of contract as a third-party beneficiary and unjust enrichment damages. Plaintiff requests a judgment requiring defendants to disclose their Best Prices (as defined under the Medicaid Drug Rebate statute) and Section 340B ceiling prices and injunctive relief. On February 14, 2006, the District Court granted defendants' motion to dismiss all four of plaintiff's causes of action but allowed plaintiff 15 days to attempt to replead its California False Claims Act cause of action with more specificity. Plaintiff did so, and defendants moved to dismiss the amended complaint, which was dismissed by the court in its entirety without leave to amend on May 17, 2006. Plaintiff filed a motion for leave to file a third amended complaint, which motion was denied on July 28, 2006 and the case was dismissed with prejudice. Plaintiff has appealed to the United States Court of Appeals for the Ninth Circuit.

The Company has been served with a Subpoena Duces Tecum from the United States Attorney's Office, District of Massachusetts. The subpoena seeks documents from January 2000 to the present relating to the Company's quarterly calculations of the Average Manufacturer Price (AMP) and Best Price for *Protonix* oral tablets and I.V. products. AMP (as defined under the Medicaid Drug Rebate statute) and Best Price are used to calculate rebates due to state Medicaid programs from the Company under that statute. The Company has complied with the subpoena by producing documents on a rolling basis and continues to provide responsive documents. The subpoena appears to focus on issues relating to the exclusion of "nominal prices" (those less than 90% of AMP) from Best Price calculations. More recently, the United States Attorney's Office also has expressed interest in marketing and promotional practices relating to *Protonix*. Four current or former employees of the Company have been served with grand jury subpoenas seeking to compel testimony before the grand jury on *Protonix* pricing and marketing. Two of those employees were granted immunity and have testified before the grand jury. The Company is continuing to cooperate with the investigation.

Contract Litigation

Trimegestone. The Company is the named defendant in a breach of contract lawsuit brought by Aventis in the Commercial Court of Nanterre in France arising out of an October 12, 2000 agreement between the Company and Aventis relating to the development of hormone therapy drugs utilizing Aventis' trimegestone (TMG) progestin. In the 2000 agreement, the Company agreed to develop, manufacture and sell two different hormone therapy products: a product combining *Premarin* with TMG and a product combining 17 beta-estradiol and TMG, referred to as "*Totelle.*" The Company terminated the agreement in December 2003. Plaintiff alleges that the termination was improper and seeks monetary damages in the amount of $579 million, as well as certain injunctive relief to ensure continued marketing of *Totelle*, including compelling continued manufacture of the product and the compulsory licensing of *Totelle* trademarks. The Company believes that the termination was proper and in accordance with the terms of the agreement. A trial is expected in this matter in 2007.

CYPHER. On October 26, 2006, the Company filed a breach of contract suit against Cordis Corporation in the United States District Court for the District of Delaware. The suit is based on a 1999 License Agreement under which the Company licensed to Cordis the right to use sirolimus on drug-eluting stents. Cordis markets a sirolimus-eluting stent under the brand name CYPHER and pays a royalty to the Company based on those sales. The Company expects that Cordis will continue to pay this royalty during the pendency of this lawsuit. The Company's suit alleges that Cordis materially breached the License Agreement by: (1) failing to assign to the Company rights in certain improvements, (2) failing to use commercially reasonable efforts to develop certain sirolimus analogues and (3) failing to terminate its license to these analogues. The Company seeks, in addition to other relief, a declaration of its right to terminate the License Agreement with Cordis based on Cordis' material breaches of the agreement, injunctive relief and monetary damages. On October 27, 2006, Cordis filed a declaratory judgment action in the Delaware Chancery Court, seeking a declaration that it has not breached the License Agreement and that if it has breached, that such breaches are not material breaches, and seeking an order compelling Wyeth to continue to operate under the License Agreement. Cordis subsequently added a claim alleging that Wyeth has breached the License Agreement by seeking to change the process by which the sirolimus supplied to Cordis under the agreement is manufactured.

Antitrust Matters

Premarin. The Company is party to and continues to defend various lawsuits brought in federal and state courts throughout the United States, including in Ohio, California and Vermont, alleging that the Company violated the antitrust laws through the use of exclusive contracts and "disguised exclusive contracts" with managed care organizations and pharmacy benefit managers concerning *Premarin*. Plaintiffs seek damages, injunctive relief and disgorgement of profits. In *J.B.D.L. Corp. v. Wyeth-Ayerst Pharmaceuticals, Inc.*, Civ. A. No. C-1-01-704, U.S.D.C., S.D. Oh., and *CVS Meridian, Inc. et al. v. Wyeth*, Civil A. No. C-1-03-781, U.S.D.C., S.D. Oh., the District Court granted the Company's motion for summary judgment. Plaintiffs in both actions appealed to the United States Court of Appeals for the Sixth Circuit. Oral argument on the appeal took place on November 28, 2006. In addition, various actions have been brought against the Company by indirect purchasers of *Premarin*.

K-Dur 20. Plaintiffs have filed numerous lawsuits in federal and state courts throughout the United States following the issuance of an administrative complaint by the Federal Trade Commission (FTC), which challenged as anticompetitive the Company's 1998 settlement of certain patent litigation with Schering-Plough Corporation (Schering) relating to ESI Lederle's (a former division of the Company) proposed generic version of Schering's K-Dur 20, a potassium chloride product. The Company settled with the FTC in April 2002. The settlement of the FTC action was not an admission of liability and was entered to avoid the costs and risks of litigation in light of the Company's previously announced exit from the oral generics business.

Generally, plaintiffs claim that the 1998 settlement agreement between the Company and Schering resolving the patent infringement action unlawfully delayed the market entry of generic competition for K-Dur 20 and that this caused plaintiffs and others to pay higher prices for potassium chloride supplements than plaintiffs claim they would have paid without the patent case settlement. Plaintiffs claim that this settlement constituted an agreement to allow Schering to monopolize the potassium chloride supplement markets in violation of federal and state antitrust laws, various other state statutes and common law theories such as unjust enrichment.

Currently, the Company is aware of approximately 45 private antitrust lawsuits that have been filed against the Company based on the 1998 settlement. Many of these lawsuits currently are pending in federal court in the United States and have been consolidated or are being coordinated as part of multi-district federal litigation being conducted in the United States District Court for the District of New Jersey, *In re K-Dur Antitrust Litigation*, MDL 1419, U.S.D.C., D. N.J.

In the remaining cases, plaintiffs claim to be indirect purchasers or end payors of K-Dur 20 or to be bringing suit on behalf of such indirect purchasers and seek to certify either a national class of indirect purchasers or classes of indirect purchasers from various states. These complaints seek various forms of relief, including damages in excess of

$100 million, treble damages, restitution, disgorgement, declaratory and injunctive relief, and attorneys' fees.

The Florida Attorney General's Office has initiated an inquiry into whether the Company's 1998 settlement violated Florida's antitrust laws. The Company has provided documents and information sought by the Attorney General's Office.

Miscellaneous. The Company has been named as a defendant, along with other pharmaceutical manufacturers, in a civil action in federal district court in Minnesota, alleging that the defendant companies violated federal antitrust statutes and certain state laws by unlawfully agreeing to engage in conduct to prevent U.S. consumers from purchasing defendants' prescription drugs from Canada, *In re Canadian Import Antitrust Litigation, Iverson v. Pfizer, et al,* Civ. 04-2724 U.S.D.C., D. Minn. Plaintiffs claim that, as a result of the alleged unlawful agreement, the purported class members paid higher prices for the defendants' pharmaceutical products than they otherwise would have paid in the absence of the alleged agreement. Plaintiffs seek various forms of relief, including damages, treble damages, restitution, disgorgement, injunctive relief and attorneys' fees. On defendants' motion, the District Court dismissed the federal antitrust claim. In addition, the District Court declined to exercise its supplemental jurisdiction over various state and common law claims and dismissed those claims without prejudice. Plaintiffs appealed to the United States Court of Appeals for the Eighth Circuit. The appellate court affirmed dismissal of the case in an opinion filed November 30, 2006.

The Company has been named as a defendant, along with other pharmaceutical manufacturers, in a civil action pending in California Superior Court in Alameda County, alleging that the defendant companies violated California law by engaging in a price fixing conspiracy that was carried out by, among other allegations, efforts to charge more for their prescription drugs sold in the United States than the same drugs sold in Canada, *Clayworth v. Pfizer, et al.*, No. RG04-172428, Super. Ct., State of California, Alameda County. The Trial Court overruled defendants' demurrer to the Third Amended Complaint and held that plaintiffs' conspiracy claims are adequately alleged. The Trial Court sustained the demurrer with respect to unilateral price discrimination claims. Defendants answered the Third Amended Complaint on July 15, 2005. Defendants moved for summary judgment in September 2006. The Trial Court granted defendants' motion for summary judgment and entered judgment on January 4, 2007. Plaintiffs have filed a notice of appeal to the Court of Appeal of the State of California, First Appellate District.

The Company has been named as a defendant, along with other pharmaceutical manufacturers, wholesalers, two individuals from wholesaler defendant McKesson, and a wholesaler trade association, in a civil action filed in federal district court in New York by RxUSA Wholesale, Inc., *RxUSA Wholesale, Inc. v. Alcon Labs., et al*, No. CV-06-3447, U.S.D.C., E.D.N.Y. Plaintiff RxUSA Wholesale alleges, in relevant part, that the pharmaceutical manufacturer defendants individually refused to supply plaintiff with their respective pharmaceutical products and also engaged in a group boycott of plaintiff in violation of federal antitrust laws and New York state law. The complaint seeks treble damages, declaratory and injunctive relief, as well as attorneys' fees.

In 1999 and 2000, the Brazilian Economic Defense Agency (SDE) initiated three separate administrative proceedings against Wyeth Industria Farmaceutica Ltda. (formerly known as Laboratories Wyeth-Whitehall Ltda.) (WIFL) and other pharmaceutical companies concerning possible violations of Brazilian competition and consumer laws. In one of the proceedings, the SDE alleged that the companies sought to establish uniform commercial policies regarding wholesalers and refused to sell product to wholesalers that distributed generic products manufactured by certain Brazilian pharmaceutical companies. In 2003, the SDE concluded that the companies had violated Brazilian competition laws by agreeing to refuse to sell products to wholesalers that distributed generic products. On October 13, 2005, the Economic Defense Administrative Council (CADE), to which the SDE reports, ordered WIFL to pay the minimum penalty of 1% of WIFL's 1998 annual gross sales, adjusted to the date of payment of such penalty (approximately $2.8 million through December 31, 2006). On November 21, 2005, WIFL filed an administrative appeal seeking clarification of a number of aspects of the CADE decision.

In the other two proceedings, SDE alleged that WIFL illegally increased prices. One of the proceedings alleged such price increases violated competition laws. WIFL presented additional information in 2005 to SDE in response to an SDE request. The General Coordination for Legal Matters at SDE currently is reviewing this matter. The other proceeding alleged such price increases violated consumer laws. SDE has taken no further action on this matter due to it being under investigation as a competition law matter.

Regulatory Proceedings

Effexor *Proceedings*

In April 2003, a petition was filed with the FDA by a consultant on behalf of an unnamed client seeking the FDA's permission to submit an ANDA for venlafaxine extended release tablets utilizing the Company's *Effexor XR* capsules as the reference product. Such permission is required before a generic applicant may submit an ANDA for a product that differs from the reference product in dosage form or other relevant characteristics. In August 2003, the Company submitted comments on this petition, raising a number of safety, efficacy and patient compliance issues that could not be adequately addressed through standard ANDA bioequivalence studies and requested the FDA to deny the petition on this basis. In March 2005, the FDA granted the petition. In April 2005, the Company requested that the FDA reconsider its decision to grant the petition and stay any further agency action. To the Company's knowledge, no such ANDA has been filed, and the FDA has not taken any action on the Company's request for reconsideration.

The Company is cooperating in responding to a subpoena served on the Company in January 2004 from the

U.S. Office of Personnel Management, Office of the Inspector General, requesting certain documents related to *Effexor*. The subpoena requests documents related principally to educating or consulting with physicians about *Effexor*, as well as marketing or promotion of *Effexor* to physicians or pharmacists, from January 1, 1997 to September 30, 2003. Other manufacturers of psychopharmacologic products also have received subpoenas.

Zosyn Proceedings

In November 2005, Sandoz Inc. filed a petition with the FDA requesting a determination that the Company's previous formulation of *Zosyn* (piperacillin and tazobactam for injection) had not been discontinued for reasons of safety and effectiveness and requesting the FDA permission to submit ANDAs referencing the discontinued formulation. In January 2006, the Company submitted a comment requesting the FDA to deny the Sandoz petition on the grounds that (1) proposed generic products are not legally permitted to use discontinued formulations of existing products as reference drugs and (2) approval of a generic version of *Zosyn* that lacks the inactive ingredients in the current formulation of *Zosyn* would be contrary to FDA regulations and the public health. The matter is pending before the FDA.

In April 2006, the Company filed a petition with the FDA asking the FDA to refrain from approving any application for a generic product that references *Zosyn* unless the generic product complies with the U.S. Pharmacopeia standards on particulate matter in injectable drugs and exhibits the same compatibility profile as *Zosyn*, particularly with respect to compatibility with Lactated Ringer's Solution and the aminoglycoside antibiotics amikacin and gentamicin. The Company further requested that in the event the FDA chooses to approve a generic product that did not exhibit the same compatibility profile as *Zosyn*, the FDA would condition such approval upon the applicant's implementation of a risk minimization action plan to address the confusion that would necessarily arise as a result of such difference. The matter is pending before the FDA.

Other third parties have also submitted petition and comments to the FDA related to this matter, all of which are pending before the agency.

Consent Decree

The Company's Wyeth Pharmaceuticals division, a related subsidiary, and an executive officer of the Company are subject to a consent decree entered into with the FDA in October 2000 following the seizure in June 2000 from the Company's distribution centers in Tennessee and Puerto Rico of a small quantity of certain of the Company's products then manufactured at the Company's Marietta, Pennsylvania facility. The seizures were based on FDA allegations that certain of the Company's biological products were not manufactured in accordance with current Good Manufacturing Practices (cGMPs) at the Company's Marietta and Pearl River, New York facilities. The consent decree, which has been approved by the United States District Court for the Eastern District of Tennessee, does not represent an admission by the Company or the executive officer of any violation of the federal Food, Drug, and Cosmetic Act or its regulations. As provided in the consent decree, an expert consultant has conducted a comprehensive inspection of the Marietta and Pearl River facilities, and the Company has identified various actions to address the consultant's observations. As of September 1, 2005, the Company had ceased manufacturing operations at its Marietta facility, decommissioned such facility and sold such facility to another company. On January 12, 2007, based on the Company's completion of the corrective actions identified by the expert consultant for the Pearl River facility, the expert consultant's certification of such completion, and the corrective actions completed by the Company following the FDA's inspection of the Pearl River facility in August 2006, the FDA issued a letter pursuant to the consent decree confirming that the Pearl River facility appears to be operating in conformance with applicable laws and regulations and the relevant portions of the consent decree. As a result, there no longer will be a requirement for review by the expert consultant of a statistical sample of the manufacturing records for approved biological products prior to distribution of individual lots. The consent decree now requires the Pearl River facility to undergo a total of four annual inspections by an expert consultant starting no later than January 12, 2008 to assess its continued compliance with cGMPs and the consent decree.

Environmental Matters

The Company is a party to, or otherwise involved in, legal proceedings under CERCLA and similar state laws directed at the cleanup of various sites, including the Bound Brook, New Jersey site, in various federal and state courts throughout the United States. The Company's potential liability in these legal proceedings varies greatly from site to site. As assessments and cleanups by the Company proceed, these liabilities are reviewed periodically by the Company and are adjusted as additional information becomes available. Environmental liabilities inherently are unpredictable and can change substantially due to factors such as additional information on the nature or extent of contamination, methods of remediation required and other actions by governmental agencies or private parties.

MPA Matter

The Company's Wyeth Medica Ireland (WMI) subsidiary has received a Statement of Claim filed in the Irish High Court in Dublin by Schuurmans & Van Ginneken, a Netherlands-based molasses and liquid storage concern. Plaintiff claims it allegedly purchased sugar water recovered from a sugar water process stream for use in its molasses refining operations. This recovered sugar water was allegedly contaminated with medroxyprogesterone acetate (MPA) from a WMI sugar water manufacturing effluent that was to have been disposed of by a third party. Plaintiff seeks compensation in the amount of €115 million (US $151.3 million) for the contamination and disposal of up to 26,000 tons of molasses allegedly contaminated with MPA and for compensation on behalf of an unspecified number of its animal feed customers who are alleged to have used contaminated molasses in their livestock feed formulations. In connection with its formal Statement of Claim, plaintiff levied prejudgment attachments in the District Courts of Haarlem and Amsterdam in the Netherlands on certain assets of WMI. Plaintiff lifted these attachments after WMI provided plaintiff bank guarantees as security for the amounts claimed by plaintiff in its Statement of Claim. Plaintiff has reduced the amount of the bank guarantees to a total of €28.6 million (US $37.6 million) and agreed to refrain from levying further attachments.

In September 2004, the Company was served with a complaint filed in the Dutch courts on behalf of Dutch claimants, including the Dutch Association for the Animal Feed Industry and the Dutch Trade Union for Pig Farmers. Plaintiffs seek reimbursement of approximately €8.2 million (US $10.8 million) for payments made by the trade organizations to member pig farmers for purchases of pigs that were allegedly destroyed because of MPA contamination.

A Dutch animal feed supplier, Porker Foods B.V., and three Dutch pig farmers (collectively, the Genuva entities) filed suit against WMI in June 2005 in the Dutch courts (Court of 's-Hertogenbosch). Plaintiffs seek a total of €5.9 million (US $7.8 million) in damages allegedly arising from the destruction of MPA-contaminated pigs.

In March 2006, Allianz Versicherung AG, the liability insurer of the German molasses trade company, Peter Cremer GmbH, filed suit against the Company (acting through AHP Manufacturing B.V.) in Düsseldorf, Germany. Plaintiff seeks to recover €1.2 million (US $1.6 million) in payments made by it to its insured for damages allegedly caused by the forced disposal of MPA-contaminated molasses.

In November 2006, WMI was served with criminal summonses charging WMI with 18 violations of the Waste Management Act and its Integrated Pollution Control license in connection with five specifically identified shipments of MPA-contaminated sugar water waste from its Newbridge, Ireland facility. Notices for Particulars and Replies have been exchanged, and Defenses have been filed.

Tax Matters

In 2002, a Brazilian Federal Public Attorney sought to nullify and overturn a 2000 decision by the Brazilian First Board of Tax Appeals, which had found that the capital gain of the Company from its divestiture of its oral health care business was not taxable in Brazil. As stated in current U.S. dollars, the claim is approximately $134.8 million. The Company timely filed a response in this action, and no further action has been taken with respect to the Company in this matter.

Commitments

The Company leases certain property and equipment for varying periods under operating leases. Future minimum rental payments under non-cancelable operating leases with terms in excess of one year in effect at December 31, 2006 are as follows:

(In thousands)	
2007	$104,900
2008	78,800
2009	63,100
2010	46,300
2011	40,100
Thereafter	63,800
Total rental commitments	$397,000

Rental expense for all operating leases was $163.9 million, $167.7 million and $181.2 million in 2006, 2005 and 2004, respectively.

15. Company Data by Segment

The Company has four reportable segments: Pharmaceuticals, Consumer Healthcare, Animal Health and Corporate. The Company's Pharmaceuticals, Consumer Healthcare and Animal Health reportable segments are strategic business units that offer different products and services. The reportable segments are managed separately because they develop, manufacture, distribute and sell distinct products and provide services that require differing technologies and marketing strategies.

The Pharmaceuticals segment develops, manufactures, distributes and sells branded human ethical pharmaceuticals, biotechnology products, vaccines and nutrition products. Principal products include neuroscience therapies, cardiovascular products, nutrition products, gastroenterology drugs, anti-infectives, vaccines, oncology therapies, musculoskeletal therapies, hemophilia treatments, immunological products and women's health care products.

The Consumer Healthcare segment develops, manufactures, distributes and sells over-the-counter health care products that include analgesics, cough/cold/allergy remedies, nutritional supplements, and hemorrhoidal, asthma and personal care items.

The Animal Health segment develops, manufactures, distributes and sells animal biological and pharmaceutical products that include vaccines, pharmaceuticals, parasite control and growth implants.

Corporate is primarily responsible for the treasury, tax and legal operations of the Company's businesses and maintains and/or incurs certain assets, liabilities, income, expenses, gains and losses related to the overall management of the Company that are not allocated to the other reportable segments.

The accounting policies of the segments described above are the same as those described in "Summary of Significant Accounting Policies" in Note 1. The Company evaluates the performance of the Pharmaceuticals, Consumer Healthcare and Animal Health reportable segments based on income (loss) before income taxes, which includes gains on the sales of non-corporate assets and certain other items. Corporate includes interest expense and interest income, gains on the sales of investments and other corporate assets, certain litigation provisions, including the *Redux* and *Pondimin* litigation charges, and other miscellaneous items.

Company Data by Reportable Segment

(In millions)

Year Ended December 31,	2006	2005	2004
Net Revenue from Customers			
Pharmaceuticals	**$16,884.2**	$15,321.1	$13,964.1
Consumer Healthcare	**2,530.2**	2,553.9	2,557.4
Animal Health	**936.3**	880.8	836.5
Consolidated total	**$20,350.7**	$18,755.8	$17,358.0
Income (Loss) before Income Taxes			
Pharmaceuticals[2]	**$ 5,186.4**	$ 4,544.9	$ 4,040.1
Consumer Healthcare	**516.2**	574.3	578.6
Animal Health	**163.7**	139.4	134.8
Corporate[1]	**(436.4)**	(478.0)	(4,883.3)
Consolidated total[3]	**$ 5,429.9**	$ 4,780.6	$ (129.8)
Depreciation and Amortization Expense			
Pharmaceuticals	**$ 719.9**	$ 682.0	$ 529.5
Consumer Healthcare	**20.0**	40.8	45.7
Animal Health	**32.7**	30.3	29.9
Corporate	**30.4**	33.8	17.3
Consolidated total	**$ 803.0**	$ 786.9	$ 622.4
Expenditures for Long-Lived Assets[5]			
Pharmaceuticals	**$ 1,228.3**	$ 1,077.9	$ 1,226.5
Consumer Healthcare	**35.3**	28.4	33.2
Animal Health	**37.2**	45.0	40.0
Corporate	**72.0**	47.1	83.4
Consolidated total	**$ 1,372.8**	$ 1,198.4	$ 1,383.1
Total Assets at December 31,			
Pharmaceuticals	**$17,171.6**	$15,770.2	$15,771.2
Consumer Healthcare	**1,492.9**	1,463.2	1,701.4
Animal Health	**1,430.0**	1,326.7	1,340.9
Corporate	**16,384.2**	17,281.0	14,816.2
Consolidated total	**$36,478.7**	$35,841.1	$33,629.7

Company Data by Geographic Segment

(In millions)

Year Ended December 31,	2006	2005	2004
Net Revenue from Customers[4]			
United States	**$11,054.4**	$10,343.8	$ 9,856.5
United Kingdom	**999.5**	1,027.6	1,088.7
Other international	**8,296.8**	7,384.4	6,412.8
Consolidated total	**$20,350.7**	$18,755.8	$17,358.0
Long-Lived Assets at December 31,[4][5]			
United States	**$ 8,075.9**	$ 7,779.8	$ 7,491.4
Ireland	**3,435.9**	2,947.9	3,130.2
Other international	**3,290.3**	3,014.3	3,117.7
Consolidated total	**$14,802.1**	$13,742.0	$13,739.3

(1) 2006 and 2005 Corporate included net charges of $218.6 and $190.6, respectively, relating to the Company's productivity initiatives. The 2006 initiatives related to the reportable segments as follows: Pharmaceuticals—$198.0, Consumer Healthcare—$11.5 and Animal Health—$9.1. The 2005 initiatives related to the reportable segments as follows: Pharmaceuticals—$186.2 and Consumer Healthcare—$4.4 (see Note 3).

2004 Corporate includes a litigation charge of $4,500.0, relating to the litigation brought against the Company regarding the use of the diet drug products Redux *or* Pondimin *(see Note 14). The charges related to the Pharmaceuticals reportable segment.*

(2) 2004 Pharmaceuticals included a charge of $145.5 within Research and development expenses *related to the upfront payment to Solvay in connection with the co-development and co-commercialization of four neuroscience compounds (see Note 2).*

(3) Stock-based compensation expense for 2006 has been recorded in accordance with SFAS No. 123R, which the Company adopted as of January 1, 2006 (see Note 12). Income (loss) before taxes for 2006 included stock-based compensation expense of $393.3 for stock options, restricted stock and performance share awards. For 2006, stock-based compensation was recorded within the reportable segments as follows: Pharmaceuticals—$274.7, Consumer Healthcare—$27.0, Animal Health—$11.0 and Corporate—$80.6. Stock-based compensation for 2005 and 2004 consisted of restricted stock and performance share awards only and totaled $108.5 and $24.6, respectively. For 2005, stock-based compensation was recorded within reportable segments as follows: Pharmaceuticals—$57.3, Consumer Healthcare—$5.5, Animal Health—$2.3 and Corporate—$43.4. For 2004, stock-based compensation was recorded within Corporate—$24.6.

(4) Other than the United States and the United Kingdom, no other country in which the Company operates had net revenue of 5% or more of the respective consolidated total. Other than the United States and Ireland, no other country in which the Company operates had long-lived assets of 5% or more of the respective consolidated total. The basis for attributing net revenue to geographic areas is the location of the customer.

(5) Long-lived assets consist primarily of property, plant and equipment, goodwill, other intangibles and other assets, excluding deferred taxes, net investments in equity companies and various financial assets.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Wyeth:

We have completed integrated audits of Wyeth's consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Wyeth and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006. As discussed in Note 8 to the consolidated financial statements, the Company changed the manner in which it accounts for pensions and other postretirement benefits in 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 22, 2007

Management Reports to Wyeth Stockholders

Management Report on Consolidated Financial Statements

Management has prepared and is responsible for the Company's consolidated financial statements and related notes to consolidated financial statements. They have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and necessarily include amounts based on judgments and estimates made by management. All financial information in this Financial Report is consistent with the consolidated financial statements. The independent registered public accounting firm audits the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Our Audit Committee is composed of non-employee members of the Board of Directors, all of whom are independent from our Company. The Committee charter, which is published in the proxy statement and on our Internet Web site (www.wyeth.com), outlines the members' roles and responsibilities and is consistent with current corporate securities laws, regulations and New York Stock Exchange guidelines. It is the Audit Committee's responsibility to appoint the independent registered public accounting firm subject to stockholder ratification; approve audit, audit-related, tax and other services performed by the independent registered public accounting firm; and review the reports submitted by them. The Audit Committee meets several times during the year with management, the internal auditors and the independent registered public accounting firm to discuss audit activities, internal controls and financial reporting matters, including reviews of our externally published financial results. The internal auditors and the independent registered public accounting firm have full and free access to the Committee.

We are dedicated to ensuring that we maintain the high standards of financial accounting and reporting that we have established. We are committed to providing financial information that is transparent, timely, complete, relevant and accurate. Our culture demands integrity and an unyielding commitment to strong internal practices and policies. In addition, we have the highest confidence in our financial reporting, our underlying system of internal controls and our people, who are expected to operate at the highest level of ethical standards pursuant to our Code of Conduct. Finally, we have personally executed all certifications required to be filed with the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002 and the regulations thereunder regarding the accuracy and completeness of the consolidated financial statements. In addition, in 2006, we provided to the New York Stock Exchange the annual CEO certification regarding the Company's compliance with the New York Stock Exchange's corporate governance listing standards.

Management Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 based upon criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management determined that the Company's internal control over financial reporting was effective as of December 31, 2006.

Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing herein.

Robert Essner
Chairman and
Chief Executive Officer

Kenneth J. Martin
Chief Financial Officer and
Vice Chairman

Quarterly Financial Data (Unaudited)

(In thousands except per share amounts)	First Quarter 2006	Second Quarter 2006	Third Quarter 2006	Fourth Quarter 2006
Net revenue	**$4,837,937**	**$5,156,743**	**$5,135,796**	**$5,220,179**
Gross profit	**3,500,819**	**3,783,184**	**3,749,542**	**3,729,259**
Net income	**1,119,583**	**1,064,790**	**1,156,918**	**855,415**
Diluted earnings per share	**0.82**	**0.78**	**0.85**	**0.63**

(In thousands except per share amounts)	First Quarter 2005	Second Quarter 2005	Third Quarter 2005	Fourth Quarter 2005
Net revenue	$4,578,998	$4,713,835	$4,716,261	$4,746,696
Gross profit	3,229,541	3,376,745	3,355,221	3,363,083
Net income	1,078,171	976,574	869,857	731,696
Diluted earnings per share	0.80	0.72	0.64	0.54

Market Prices of Common Stock and Dividends

	2006 Range of Prices*			2005 Range of Prices*		
	High	Low	Dividends Paid per Share	High	Low	Dividends Paid per Share
First quarter	**$ 50.49**	**$ 45.35**	**$ 0.25**	$ 45.13	$ 38.48	$ 0.23
Second quarter	**50.20**	**41.91**	**0.25**	45.67	41.39	0.23
Third quarter	**51.45**	**42.48**	**0.25**	46.76	43.45	0.23
Fourth quarter	**54.13**	**47.35**	**0.26**	47.88	40.90	0.25

* *Prices are those of the New York Stock Exchange—Composite Transactions.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following commentary should be read in conjunction with our consolidated financial statements and notes to consolidated financial statements. When reviewing the commentary below, you should keep in mind the substantial risks and uncertainties that characterize our business. In particular, we encourage you to review the risks and uncertainties described in "Item 1A. RISK FACTORS" in our 2006 Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks and uncertainties could cause actual results to differ materially from those projected in forward-looking statements contained in this 2006 Financial Report or implied by past results and trends. Forward-looking statements are statements that attempt to forecast or anticipate future developments in our business; we encourage you to review the examples of our forward-looking statements under the heading "Cautionary Note Regarding Forward-Looking Statements." These statements, like all statements in this 2006 Financial Report, speak only as of their date (unless another date is indicated), and we undertake no obligation to update or revise these statements in light of future developments.

Overview

Our Business

Wyeth is one of the world's largest research-based pharmaceutical and health care products companies and is a leader in the discovery, development, manufacturing and marketing of pharmaceuticals, biotechnology products, vaccines, non-prescription medicines and animal health products.

Our principal strategy for success is creation of innovative products through research and development. We strive to produce first-in-class and best-in-class therapies for significant unmet medical needs by leveraging our breadth of knowledge and our resources across three principal scientific development platforms: small molecules, biologics and vaccines.

In 2006, we achieved billion or multi-billion dollar revenue status in six product lines: *Effexor*, *Prevnar*, *Protonix*, *Enbrel*, our Nutrition product line and our *Premarin* family of products. We finished the year with five potential new products covering six major clinical indications under review by the U.S. Food and Drug Administration (FDA), as follows: *Pristiq*, for the treatment of major depressive disorder and vasomotor symptoms associated with menopause; *Viviant*, for prevention of postmenopausal osteoporosis; *Torisel*, for the treatment of renal cell carcinoma; bifeprunox, for the treatment of schizophrenia (filed with our partner Solvay); and *Lybrel*, our low-dose, non-cyclic continuous combination oral contraceptive.

We believe that we now are the fourth largest biotechnology company in the world. In 2006, our revenues from biotechnology products, including vaccines, increased 23% over 2005 and comprised nearly 35% of our total Pharmaceuticals revenue.

We are striving to innovate commercially and change the way we approach our business in response to the challenging global health care environment. During 2006, we continued with our long-term global productivity initiatives, which were launched in 2005, to adapt to the changing pharmaceutical environment. These initiatives, which we refer to as Project Springboard, are aimed at encouraging innovation, improving processes and increasing cost efficiencies. Our ultimate goal from Project Springboard is to move beyond specific initiatives and create a culture where we continually look for new ways to become more productive in everything we do as a company.

We have three principal operating segments: Wyeth Pharmaceuticals (Pharmaceuticals), Wyeth Consumer Healthcare (Consumer Healthcare) and Fort Dodge Animal Health (Animal Health), which we manage separately because they develop, manufacture, distribute and sell distinct products and provide services that require differing technologies and marketing strategies. These segments reflect how senior management reviews the business, makes investing and resource allocation decisions and assesses operating performance. The following table provides an overview of the business operations of each of these segments:

	Pharmaceuticals	Consumer Healthcare	Animal Health
% of 2006 worldwide net revenue	83%	12%	5%
% of 2006 segment net revenue generated outside U.S.	46%	42%	56%
Principal business operations	Develops, manufactures, distributes and sells branded human ethical pharmaceuticals, biotechnology products, vaccines and nutrition products	Develops, manufactures, distributes and sells over-the-counter health care products	Develops, manufactures, distributes and sells biological and pharmaceutical products for animals
Principal product categories	Neuroscience therapies, cardiovascular products, nutrition products, gastroenterology drugs, anti-infectives, vaccines, oncology therapies, musculoskeletal therapies, hemophilia treatments, immunological products and women's health care products	Analgesics, cough/cold/allergy remedies, nutritional supplements, and hemorrhoidal, asthma and personal care items	Vaccines, pharmaceuticals, parasite control and growth implants

We also have a reportable Corporate segment primarily responsible for the treasury, tax and legal operations of our businesses. This segment maintains and/or incurs certain assets, liabilities, income, expenses, gains and losses related to our overall management that are not allocated to the other reportable segments.

2006 Financial Highlights

- Worldwide net revenue increased 9% to $20,350.7 million in 2006;
- Six product franchises surpassed $1,000.0 million in net revenue: *Effexor, Prevnar, Protonix, Enbrel,* our Nutrition product line and our *Premarin* family of products. *Enbrel, Effexor* and Nutrition products achieved $1,000.0 million in net revenue outside the United States;
- Pharmaceuticals net revenue increased 10% in 2006, reflecting the strong performance of *Prevnar*, *Enbrel*, *Effexor*, our Nutrition product line, our *Premarin* family of products, *Protonix*, *Zosyn* and rhBMP-2 offset, in part, by lower sales of *Zoton*, which is experiencing generic competition;
- Consumer Healthcare net revenue decreased 1% in 2006, reflecting the absence of the *Solgar* product line, which was divested in the 2005 third quarter, and lower sales of *Robitussin* and *Advil Cold & Sinus* products, which were impacted by retailer actions and federal and state legislation related to pseudoephedrine-containing products. The lower sales were offset, in part, by higher sales of *Advil* and *Centrum*;
- Animal Health net revenue increased 6% in 2006, reflecting higher sales of livestock, companion animal and poultry products, which were partially offset by lower sales of equine products; and
- The quarterly dividend to holders of our common stock increased 4% in 2006.

Our Principal Products

Set forth below is a summary of the 2006 net revenue performance of our principal products:

(Dollar amounts in millions)	2006 Net Revenue	% Increase over 2005
Effexor	$3,722.1	8%
Prevnar	1,961.3	30%
Protonix	1,795.0	7%
Enbrel (outside the United States and Canada)[1]	1,499.6	38%
Alliance revenue[2]	1,339.2	17%
Nutrition	1,200.8	15%
Premarin family	1,050.9	16%
Zosyn/Tazocin	972.0	9%

(1) Enbrel *net revenue includes sales of* Enbrel *outside the United States and Canada, where we have exclusive rights but does not include our share of profits from sales in the United States and Canada, where the product is co-promoted with Amgen Inc. (Amgen), which we record as alliance revenue.*

(2) Alliance revenue is generated from sales of Enbrel *in the United States and Canada,* Altace *and the CYPHER stent. The active ingredient in* Rapamune, *sirolimus, coats the CYPHER coronary stent marketed by Johnson & Johnson.*

- *Effexor* is our novel antidepressant for treating adult patients with major depressive disorder, generalized anxiety disorder, social anxiety disorder and panic disorder. *Effexor* remains our largest franchise and the number one selling antidepressant globally. See "Our Challenging Business Environment" on page 47 for a discussion of our settlement agreement with Teva Pharmaceuticals Industries Ltd. (Teva), pursuant to which Teva has launched generic versions of *Effexor* (immediate release tablets) in the United States and *Effexor XR* (extended release capsules) in Canada.
- *Prevnar* is our vaccine for preventing invasive pneumococcal disease in infants and children. It is the first and only vaccine product to achieve $1,000.0 million in annual net revenue and now is available in 73 countries worldwide and included in 16 national immunization programs. We continue to make enhancements in the *Prevnar* production process to ensure availability in those countries where *Prevnar* currently is approved as well as to support its introduction into new markets. We produced and released 41 million doses of *Prevnar* in 2006, a 32% increase over 2005 production. In 2006, we sold more than 33 million doses, an increase of 27% over doses sold in 2005, and we have sold an aggregate of more than 135 million doses since *Prevnar* was launched. Revenue growth for *Prevnar* in 2006 was largely driven by activities associated with the commencement of nine new national immunization programs, which included the United Kingdom, Germany, Mexico, Greece, Norway, Switzerland, Italy, Kuwait and the Netherlands. Solid growth for *Prevnar* is expected to continue over the next several years as we secure recommendations for additional national immunization programs and launch the product in new markets.
- *Protonix* is our proton pump inhibitor (PPI) for gastroesophageal reflux disease. The PPI category is highly competitive, and we have continued to focus on our strategy of seeking higher value prescriptions within the third-party managed care segment. We also are tailoring our marketing programs to capitalize on unique local market opportunities. *Protonix* continues to have the highest preferred access with health maintenance organizations (HMOs) among the branded PPIs and is the leader among branded PPIs on Medicare drug plan formularies.
- *Enbrel* is our treatment for rheumatoid arthritis, psoriasis and other conditions. We have exclusive rights to *Enbrel* outside of the United States and Canada and we co-promote *Enbrel* with Amgen in the United States and Canada. *Enbrel* maintains its leading U.S. market position in rheumatology and dermatology and is ranked 10th in global sales among all pharmaceutical products. In the 2006 first quarter, programs were implemented to assist seniors in the enrollment for Medicare Part D plans. Additional initiatives were launched in the 2006 second quarter to assist patients with insurance enrollment and out-of-pocket co-pay costs. These additional initiatives are designed to assist both Medicare and non-Medicare *Enbrel* patients. In July 2006, we launched the Sure Click auto injector in the United States to improve the patient's convenience of use of *Enbrel*. In October 2006, *Enbrel* 25 mg and 50 mg pre-filled syringes were launched in 10 European countries. *Enbrel* pre-filled syringes will continue to be launched in other European countries throughout 2007.
- Alliance revenue includes our share of profits from sales of *Enbrel* in the United States and Canada, where we co-promote the product with Amgen; our share of profits

from sales of *Altace*, which was co-promoted with King Pharmaceuticals, Inc. (King) prior to 2007; and certain revenue earned related to sirolimus, the active ingredient in *Rapamune*, which coats the CYPHER coronary stent marketed by Johnson & Johnson. In July 2006, King and Wyeth announced that the companies had entered into an Amended and Restated Co-Promotion Agreement regarding *Altace*. During 2006, the Wyeth sales force continued to co-promote the product with King. Effective January 1, 2007, King assumed full responsibility for the selling and marketing of *Altace*. Wyeth will receive a fee in 2007 through 2010, generally based on a percentage of *Altace* net sales and subject to annual payment limits.

- Nutrition includes our infant formula and toddler products *Nursoy*, *Progress*, *Promil* and *S-26*. During 2006, we introduced a new formulation with lutein. We continue to expand into new markets, grow our business in the countries where we compete and shift focus of our business to the more profitable premium sector of the market. Significant manufacturing capacity expansions currently are under way in the Asia/Pacific region to support our nutrition business strategy.
- Our *Premarin* family of products remains the leading therapy to help women address serious menopausal symptoms. During 2006, we introduced www.knowmenopause.com to provide women with information about menopause and treatment options.
- *Zosyn* (*Tazocin* internationally), our broad-spectrum I.V. antibiotic, is the only currently marketed I.V. antibiotic proved to help minimize the emergence of bacterial resistance. We launched our new, advanced formulation of *Zosyn/Tazocin* in the United States in the 2006 first quarter, and we currently are in the process of launching the new formulation in international markets. See "Our Challenging Business Environment" on page 47 for a discussion of potential generic competition for *Zosyn*.

Our Product Pipeline

Our continued success depends, in large part, on the discovery and development of new and innovative pharmaceutical products and additional indications for existing products.

Our New Drug Application (NDA) filings with the FDA for *Pristiq* (desvenlafaxine succinate), a serotonin norepinephrine reuptake inhibitor (SNRI), for the treatment of major depressive disorder in 2005 and vasomotor symptoms associated with menopause in 2006 remain under regulatory review. In October 2006, we filed our dossier in Europe for *Pristiq* for the treatment of vasomotor symptoms.

With respect to *Pristiq* for the treatment of major depressive disorder, we received an approvable letter from the FDA on January 22, 2007. According to the approvable letter, FDA approval of *Pristiq* is subject to several conditions, including: a satisfactory FDA inspection of our Guayama, Puerto Rico facility, which is where *Pristiq* will be manufactured; several post-marketing commitments, including submission of long-term relapse prevention, low-dose and pediatric studies; additional clarity around our product education plan for physicians and patients; and confirmation by the FDA of the acceptability of the proprietary name, *Pristiq*. With respect to *Pristiq* as a non-hormonal treatment for vasomotor symptoms associated with menopause, we expect to receive an FDA action letter in April 2007.

We currently are conducting additional clinical trials of *Pristiq* in major depressive disorder, including studies at lower dosage levels, and plan to begin to evaluate the results of the low-dose studies in early 2007 before determining launch plans for *Pristiq*. Our actual course and launch timing for *Pristiq* will depend on three elements: obtaining FDA approval of our NDA for major depressive disorder (including fulfilling the pre-approval conditions set forth in the approvable letter), the results of the lower dosage studies and the progress of the FDA review of our NDA for vasomotor symptoms.

During the 2006 second quarter, we filed an NDA for *Viviant* (bazedoxifene) for prevention of postmenopausal osteoporosis. In the 2006 third quarter, we filed an NDA for *Torisel* (temsirolimus) for treatment of renal cell carcinoma, which was accepted and granted priority review status by the FDA in December 2006. A priority designation can be given to an NDA for a drug that, if approved, would be a significant improvement compared with existing treatments. We also submitted regulatory filings in the EU for *Torisel* for treatment of renal cell carcinoma. In concert with our partner Solvay, an NDA also was filed for bifeprunox for the treatment of schizophrenia in the 2006 third quarter.

Our 2005 NDA filing with the FDA and our EU regulatory filing for *Lybrel* (levonorgestrel/ethinyl estradiol), a new low-dose, non-cyclic continuous combination oral contraceptive, remain under regulatory review. In June 2006, we received an approvable letter for *Lybrel* from the FDA and submitted a complete response, including additional stability data regarding the *Lybrel* manufacturing method. We recently amended our *Lybrel* NDA to reflect a change to an improved manufacturing process. The FDA has advised us that it does not plan to convene an advisory committee meeting to review the clinical aspects of *Lybrel*, and we expect FDA action on our NDA in the 2007 second quarter. We expect to launch *Lybrel* in 2007, subject to satisfactory resolution of items outlined in the approvable letter and satisfactory completion of a pre-approval inspection for this product and a general current Good Manufacturing Practices (cGMP) inspection at our Guayama facility.

We expect to make an NDA filing for methylnaltrexone (subcutaneous formulation) for the treatment of opioid-induced side effects in patients with advanced illness (in concert with our partner Progenics Pharmaceuticals, Inc. (Progenics)) in early 2007. In July 2006, we received Fast Track status from the FDA for the intravenous form of methylnaltrexone being investigated for the treatment of postoperative ileus, a serious impairment of gastrointestinal function that delays recovery and can prolong hospitalization. The Fast Track designation facilitates development and may expedite regulatory review of drugs that the FDA recognizes to potentially address an unmet medical need for serious or life-threatening conditions. An NDA submission is planned for the intravenous form of methylnaltrexone in late 2007 or early 2008.

In April 2006, we received marketing approval in the European Union for *Tygacil*, our innovative broad-spectrum I.V. antibiotic for serious, hospital-based infections, which we launched in the United States in July 2005. Our 2006 net revenue from *Tygacil* was approximately $71.5 million and it currently is available in 33 countries. Regulatory filings are planned in 2007 to expand

Tygacil's indications to include community-acquired pneumonia and hospital-acquired pneumonia.

In August 2006, the FDA conducted a pre-approval inspection at our Guayama, Puerto Rico manufacturing facility in connection with our currently pending NDA filing for *Pristiq* for the treatment of major depressive disorder. While the FDA did not issue any inspectional observations, the scope of the inspection was limited to manufacturing processes specific to the *Pristiq* major depressive disorder NDA. FDA approval of our pending NDA filings for *Pristiq* for the vasomotor symptom indication, *Lybrel*, *Viviant* and bifeprunox will depend, among other factors, on satisfactory completion of pre-approval inspections for these products at our Guayama facility. As more fully described below under "Our Challenging Business Environment," the facility currently is the subject of a Warning Letter from the FDA. FDA approval of each of the above-mentioned NDAs also is contingent upon the FDA determining that the cGMP compliance status of the facility is satisfactory.

We continue to actively pursue in-licensing opportunities and strategic collaborations to supplement our internal research and development efforts, such as the collaborations we entered into in 2005 with Progenics and with Trubion Pharmaceuticals (Trubion). We face heavy competition from our peers in securing these relationships but believe that the excellence of our research and development and commercial organizations and the breadth of our expertise across traditional pharmaceuticals, biotechnology and vaccines position us well.

During 2006, we advanced 15 new molecular entities and two new vaccine constructs from discovery into development. In total, over the past six years, 75 potential new drugs were advanced into development.

Certain Product Liability Litigation

Diet Drug Litigation

We continue to address the challenges of our diet drug litigation. As discussed in Note 14 to our consolidated financial statements contained in this 2006 Financial Report, the Seventh Amendment to the nationwide settlement became effective on May 16, 2006. The Seventh Amendment created a new claims processing structure, funding arrangement and payment schedule for the least serious but most numerous claims in the nationwide settlement. The amendment ensures that these claims are processed on a streamlined basis while preserving funds in the existing nationwide settlement trust for more serious claims.

The nationwide settlement agreement gave class members the right to opt out of the settlement after receiving certain initial settlement benefits if they met certain medical criteria. Approximately 63,000 individuals who chose to leave the national settlement subsequently filed Intermediate or Back-End opt out lawsuits against the Company. As of December 31, 2006, the Company had reached agreements, or agreements in principle, to settle the claims of approximately 99% of these claimants. As of December 31, 2006, approximately 55,000 of these claimants had received settlement payments following the dismissal of their cases.

The $2,739.9 million reserve balance at December 31, 2006 represents our best estimate, within a range of outcomes, of the aggregate amount required to cover diet drug litigation costs. It is possible that additional reserves may be required in the future, although we do not believe that the amount of any such additional reserves is likely to be material.

Hormone Therapy Litigation

During 2006, we began the first of a number of trials in our hormone therapy litigation, discussed in greater detail in Note 14 to our consolidated financial statements contained in this Financial Report. As of December 31, 2006, we were defending approximately 5,200 actions brought on behalf of approximately 8,400 women in various federal and state courts throughout the United States for personal injuries, including primarily claims for breast cancer, as well as claims for (among other conditions) stroke, ovarian cancer and heart disease, allegedly resulting from their use of *Prempro* or *Premarin*. Two such cases that were scheduled for trial were dismissed following the granting of our motion for summary judgment. In one, a New York state court judge found that the labeling and warnings for *Prempro* and *Premarin* were adequate as a matter of law. In the other, a Texas state court judge held that plaintiffs' failure to warn claims were preempted by the regulation of prescription drug labeling by the FDA. In the cases that went to trial, juries in two federal court cases in Little Rock, Arkansas returned defense verdicts in favor of Wyeth, and juries in two cases in state court in Philadelphia, Pennsylvania returned verdicts in favor of the plaintiffs for $1.5 million and $3.0 million, respectively (the $3.0 million verdict followed a mistrial that had been granted following an earlier trial). In addition to these results, plaintiffs have voluntarily dismissed a number of other cases set for trial. Trials of additional hormone therapy cases are scheduled throughout 2007 and into 2008. Individual trial results depend on a variety of factors, including many that are unique to the particular case, and our trial results to date therefore may not be predictive of future trial results. As we have not determined that it is probable that a liability has been incurred and an amount is reasonably estimable, we have not established any litigation accrual for our hormone therapy litigation.

Our Challenging Business Environment

Generally, we face the same difficult challenges that all research-based pharmaceutical companies are confronting. Pressure from government agencies, insurers, employers and consumers to lower prices through leveraged purchasing plans, use of formularies, importation, reduced reimbursement for prescription drugs and other means poses significant challenges for us. Generic products, which Wyeth no longer markets, are growing as a percentage of total prescriptions. Insurers and employers increasingly are demanding that patients start with a generic product before switching to a branded product if necessary, and our products increasingly compete with generic products. Regulatory burdens and safety concerns are increasing both the cost and time it takes to bring new drugs to market. Post-marketing regulatory and media scrutiny of product safety also is increasing.

On May 9, 2006, we received a Warning Letter from the FDA that raised several specific concerns about manufacturing at our Guayama, Puerto Rico facility. We submitted a timely response to the FDA, and we are working cooperatively with the agency to address the issues raised in the Warning Letter as quickly and effectively as possible. There are no patient safety concerns associated with the issues raised in the Warning Letter. In response to the Warning Letter, we have taken a number of steps to reinforce compliance at the Guayama, Puerto Rico site, including improving key standard operating procedures, hiring new personnel, undertaking additional training, expanding the senior leadership presence in Puerto Rico and engaging an independent expert consultant to supplement our oversight of good manufacturing practices. Although it remains our goal to resolve the issues raised in the Warning Letter as quickly as possible, we cannot exclude the possibility that these issues will result in further regulatory action or delays in the approval of new products or release of approved products manufactured at the Guayama, Puerto Rico facility.

Late in 2005, we reached agreement with Teva on a settlement of the U.S. patent litigation pertaining to Teva's generic version of our *Effexor XR* (extended release capsules) antidepressant. Under licenses granted to Teva as part of the settlement, Teva launched a generic version of *Effexor* (immediate release tablets) in the United States in August 2006 and will be permitted to launch a generic version of *Effexor XR* (extended release capsules) in the United States beginning on July 1, 2010, subject to earlier launch based on certain specified events. Events that could trigger an earlier U.S. market entry by Teva with generic versions of *Effexor XR* (extended release capsules) include specified market conditions or developments regarding the applicable Wyeth patents, including the outcome of other generic challenges to these patents. Two litigations concerning such generic challenges are currently pending and a third company recently notified Wyeth that it is challenging these same patents. There can be no assurance that the outcome of these litigations, or the occurrence of specific market conditions, will not trigger generic entry, by Teva or another generic manufacturer, earlier than July 1, 2010. In connection with the licenses pursuant to the settlement, Teva will pay us specified percentages of gross profit from sales of each of the Teva generic versions. In addition, pursuant to an agreement reached with Teva with respect to a generic version of *Effexor XR* (extended release capsules) in Canada, Teva launched a generic version of *Effexor XR* (extended release capsules) in Canada in December 2006. We estimate that greater than three-fourths of *Effexor* (immediate release tablets) prescriptions in the United States have been converted to Teva's generic versions since the August 2006 launch, and we expect that Teva's launch of generic versions of *Effexor XR* (extended release capsules) in Canada in December 2006 will decrease our net sales significantly in that market. While it is possible that Teva's introduction of a generic version of *Effexor* (immediate release tablets) in the United States could adversely impact our U.S. sales of *Effexor XR* (extended release capsules), we have not experienced an impact to date and continue to anticipate that any impact will be modest given the significant differences in product profiles.

Additionally, generic versions of *Effexor* (immediate release tablets) and *Effexor XR* (extended release capsules) have been introduced in select markets outside the United States and Canada. The impact on our 2006 results was limited, and we expect the impact on our results for 2007 to be modest and slow to accrue over time given that these markets outside the United States and Canada represent a small portion of worldwide sales.

In December 2006, the Psychopharmacologic Drugs Advisory Committee (PDAC) met to discuss findings from the FDA's meta-analysis of clinical trial data from placebo-controlled antidepressant trials submitted by pharmaceutical manufacturers of antidepressants. The purpose of the FDA's analysis was to examine the occurrence of suicidality in the course of treating adult patients with various antidepressants. In contrast with the FDA's prior review of pediatric antidepressant studies, the pooled analysis of the overall adult population found no treatment effect on suicidality. The FDA analyzed the pooled data across the 12 antidepressants by age and observed an elevated risk for suicidal behavior (not suicidal ideation) in adults younger than 25 years of age. We anticipate that the FDA will implement labeling changes for all antidepressants during the first half of 2007 and that any impact from these class labeling changes will be modest.

Our sales of *Zosyn* could be significantly affected if the product faces generic competition in the United States and other major markets in the future. The compound patent claiming one of the active ingredients of *Zosyn* expired in the United States in February 2007. Additional process and manufacturing patents extend beyond that expiration. Our new formulation of *Zosyn* was approved by the FDA in 2005 and has additional patent protection extending to 2023. While our best estimate is that generic competition for *Zosyn* in the United States will not occur until at least late 2007, it is possible that we will face generic competition as early as the 2007 first quarter, depending upon the FDA's response to the petitions filed by Wyeth and third parties regarding *Zosyn*, which are discussed in greater detail in Note 14 to our consolidated financial statements, Contingencies and Commitments, and other factors. The compound patent claiming one of the active ingredients in *Zosyn* will expire in most major countries outside the United States in the 2007 third quarter. Thus, we may face generic competition in these countries as early as the 2007 third quarter.

In December 2006, we received a request from the European Medicines Agency (EMEA) to change the currently authorized dosage recommendations for *Prevenar* in Europe from a three-dose primary series plus one booster dose (3+1) to a two-dose primary series plus one booster dose (2+1). The 2+1 dosing schedule already is used in some EU Member States. During meetings in February 2007, we informed the scientific assessors for *Prevenar* that we do not believe that the available scientific data provide an adequate basis to support such a change. Some change to the *Prevenar* labeling to include an update of the data already included on the 2+1 schedule remains under consideration. We intend to submit a formal, written response to the EMEA request in March 2007. The labeling outcome and its commercial impact, if any, are uncertain.

We are in discussions with the FDA, the EMEA and other boards of health regarding the appropriate regulatory handling of certain minor process modifications introduced by our active ingredient supplier into the manufacturing process for the active ingredient of *Tygacil*. These modifications do not affect the safety, efficacy, or quality of the product. At this time, we do not expect this issue to affect product supply, but there is a possibility of temporary supply shortages in some markets in the near term.

Generic versions of our product *Inderal LA*, which had not been subject to generic competition for many years, entered the U.S. market in early 2007. As a result, we expect that our net sales of this product in the United States, which totaled approximately $198 million in 2006, will decline substantially.

Our Productivity Initiatives
We are continuing with our long-term global productivity initiatives, collectively called Project Springboard, which we launched in 2005, to adapt to the challenging pharmaceutical industry environment. In 2006, these initiatives focused on our new primary care selling model and our continued implementation of commercial excellence initiatives, including improving the efficiency of our global support functions. We entered into a master services agreement with Accenture LLP (Accenture) in July 2006. Accenture will provide us with transactional processing and administrative support services over a broad range of areas, including information services, finance and accounting, human resources and procurement functions. Transactional processing services are scheduled to commence in 2007. We also are reviewing our production network to achieve optimal efficiencies and to reduce production costs for our global core products. In addition, we are improving our drug development process, including establishing early clinical development centers, improving logistics for shipping clinical materials and instituting remote data capture. As a result of these and other related initiatives, we recorded net pre-tax charges of $218.6 million in 2006. Since inception of our productivity initiatives, total net pre-tax charges of $409.2 million have been recorded with respect to these initiatives. Additional costs associated with the productivity initiatives are expected to continue for several years as further strategic decisions are made; costs are projected to total approximately $750.0 million to $1,000.0 million, on a pre-tax basis. Throughout 2007 and in future years, we will continue with our long-term productivity initiatives with the objective of making Wyeth more efficient and more effective so that we may continue to thrive in this increasingly challenging industry environment.

Critical Accounting Estimates

Our consolidated financial statements are presented in accordance with accounting principles that are generally accepted in the United States. All professional accounting standards effective as of December 31, 2006 have been taken into consideration in preparing the consolidated financial statements. Our preparation of the consolidated financial statements requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Some of those estimates are subjective and complex, and, therefore, actual results could differ from those estimates. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of our consolidated financial statements.

Chargebacks/Rebates
Chargebacks/rebates, which are our only significant deductions from gross sales, are offered to customers based upon volume purchases, the attainment of market share levels, government mandates, coupons and consumer discounts. Chargeback/rebate accruals, included in *Accrued expenses*, are established at the later of (a) the date at which the related revenue is recorded and (b) the date at which the incentives are offered. Reserves for chargebacks/rebates are estimated using historical rates and current wholesaler inventory data. Rebate rates are determined based on historical experience, trend analysis, demand conditions, competition and projected market conditions in the various markets served. Internal data as well as information obtained from external sources such as independent market research agencies and data from wholesalers are considered when establishing these reserves. Other factors, including identification of which products have been sold subject to a rebate, which customer or government price terms apply, and the estimated lag time between sale and payment of a rebate, also are considered. We continually monitor the adequacy of the accruals by analyzing historical rebate rates, making adjustments to originally recorded reserves when trends or specific events indicate that adjustment is appropriate and comparing actual payments with the estimates used in establishing the accrual. Historically, actual payments have not varied significantly from the reserves provided.

Product Returns
Provisions for product returns are provided for as deductions to arrive at *Net revenue*. We consider many factors in determining our reserves for product returns. Typically, those factors that influence the reserves do not change significantly from period to period and include: actual historical return activity, level of inventory in the distribution network, inventory turnover, demand history, demand projections, estimated product shelf life, pricing and competition. Internal data as well as information obtained from the wholesalers themselves are considered when establishing these reserves. We have identified historical patterns of returns for major product classes, including new products. Return rates for new products are estimated by comparing the new product with similar product types that exist in our product line. We review our reserves for product returns quarterly to verify that the trends being considered to estimate the reserves have not changed materially. The reserves for product returns cover all products, and, historically, actual returns have not varied significantly from the reserves provided.

Wholesaler Agreements
We have entered into wholesaler service agreements with many of our full-line pharmaceutical wholesale distributors in the United States, including our three largest wholesale distributors that accounted for approximately 31% of *Net revenue* in 2006. Under these agreements, the wholesale distributors have agreed, in return for certain price concessions, not to exceed certain targeted inventory levels. As a result, we, along with our wholesale partners, are able to manage product flow and inventory levels in a way that more closely follows trends in prescriptions.

Accruals for Legal Proceedings
We are involved in various legal proceedings, including product liability, patent, commercial, environmental and

antitrust matters, of a nature considered normal to our business. These include allegations of injuries caused by our pharmaceutical and over-the-counter products, including *Redux*, *Pondimin*, *Prempro*, *Premarin*, *Robitussin*, *Dimetapp* and *Effexor*, among others. The estimated amounts we expect to pay in these cases are accrued when it is probable that a liability has been incurred and the amount is reasonably estimable. In assessing the estimated costs, we consider many factors, including past litigation experience, scientific evidence and the specifics of each matter. Legal defense costs, which are expected to be incurred in connection with a loss contingency, are accrued when the contingency is considered probable and reasonably estimable. Additionally, we record insurance receivable amounts from third-party insurers when recovery is probable. Prior to November 2003, we were self-insured for product liability risks with excess coverage on a claims-made basis from various insurance carriers in excess of the self-insured amounts and subject to certain policy limits. Effective November 2003, we became completely self-insured for product liability risks.

In addition, we have responsibility for environmental, safety and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available. Environmental liabilities are undiscounted, do not consider potential recoveries from insurers or third parties and will be paid out over periods in which the remediation occurs.

Stock-Based Compensation

Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payment" (SFAS No. 123R), requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations as compensation expense (based on their fair values) over the vesting period of the awards. We determine the fair value of stock options using the Black-Scholes option pricing model. The Black-Scholes option pricing model incorporates certain assumptions, such as the risk-free interest rate, expected volatility, expected dividend yield and expected life of the options. As of December 31, 2006, the assumptions were as follows: the risk-free interest rate, 5.0%; expected volatility, 24.3%; expected dividend yield, 2.1%; and expected life of the options, six years. Prior to adopting SFAS No. 123R, we applied Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and related interpretations, in accounting for our stock incentive plans. Under APB No. 25, no stock-based employee compensation cost was reflected in net income, other than for our restricted stock unit and performance-based restricted stock unit awards, as all stock options granted had an exercise price equal to the market value of the underlying common stock at the date of the grant.

Income Taxes

We apply an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The recoverability of deferred tax assets is dependent upon our assessment that it is more likely than not that sufficient future taxable income will be generated in the relevant tax jurisdiction to realize the deferred tax asset. In the event we determine future taxable income will not be sufficient to utilize the deferred tax asset, a valuation allowance is recorded. In the event we were to determine that we would be able to realize all or a portion of our net deferred tax assets, an adjustment to the valuation allowance would increase income in the period such determination was made. Likewise, should we subsequently determine that we would not be able to realize all or a portion of our net deferred tax assets in the future, an adjustment to the valuation allowance would be charged to income in the period such determination was made. We have not established material valuation allowances related to our net federal or foreign deferred tax assets as we believe that it is more likely than not that the benefits of these assets will be realized. Valuation allowances also have been established for certain state deferred tax assets, net of federal tax, related to net operating losses, credits and accruals. In addition, we record deferred income taxes on foreign subsidiaries' earnings that are not considered to be permanently invested in those subsidiaries.

We are subject to income tax in many jurisdictions throughout the world and are regularly under examination by numerous taxing authorities. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes. These assessments involve complex judgments about future events and rely on estimates and assumptions by management. Actual audit results could differ from these estimates.

Actuarial Assumptions for Pension and Other Postretirement Benefit Plans

On an annual basis, we perform an internal study of actuarial assumptions. Based on this study, we determine the appropriate discount rate and expected long-term rate of return on plan assets for our defined benefit pension plans. In 2006, the discount rate used to determine our benefit obligation was increased by 25 basis points to 5.90%, while the expected rate of return on plan assets was maintained at 9.00%, consistent with the prior year. The net periodic benefit cost for our U.S. pension plans is expected to decrease by approximately $25.0 million to $202.0 million in 2007 compared with 2006 due to the increase in the discount rate and a positive return on plan assets, offset, in part, by a decrease in the discount rate we use to calculate lump sum pension benefits. As a sensitivity measure, the effect of a 25 basis-point decrease in our discount rate assumption would increase our net periodic benefit cost for our U.S. pension plans by approximately $14.4 million. A 1% decrease in the expected rate of return on plan assets would increase the U.S. pension plan expense by approximately $39.0 million.

We also review the principal actuarial assumptions relating to our other postretirement benefit plans on an annual basis. We have decreased the health care cost trend rate for 2006 to 9.00%, from 11.00% in 2005. This growth rate, ultimately, is expected to decrease to 5.00% by 2011 and remain constant thereafter. In reviewing postretirement claims data and other related assumptions, we believe that this trend rate appropriately reflects the trend aspects of our other postretirement benefit plans as of December 31, 2006. Similar to the pension plans discussed above, in 2006, the discount rate used to determine our benefit obligation was increased by 25 basis points to 5.90%. Net periodic benefit cost in 2007 for other postretirement benefit plans is expected to decrease by approximately $9.0 million to $144.0 million compared with 2006 primarily due to an increase in the discount rate and a change in the per capita claims cost, partially offset by a change in the health care trend factors. As a sensitivity measure, the effect of a 25 basis-point decrease in our discount rate assumption would increase our other postretirement net periodic benefit cost by approximately $4.7 million.

Restructuring and Other Related Charges

To streamline operations and rationalize manufacturing facilities through our productivity initiatives, we periodically record restructuring and other related charges. As a result, we have made estimates and judgments regarding our future plans, including future termination benefits and other exit costs to be incurred when the restructuring actions take place. In connection with these actions, management also assesses the recoverability of long-lived assets employed in the business. These estimates and assumptions are closely monitored by management and periodically adjusted as circumstances warrant. For instance, expected asset lives may be shortened or an impairment recorded based on a change in the expected useful life or performance of the asset.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed our disclosure presented above.

Results of Operations

2006 vs. 2005

Net Revenue

Worldwide *Net revenue* increased 9% to $20,350.7 million for 2006. U.S. and international net revenue increased 7% and 11%, respectively, for 2006. The following table sets forth worldwide *Net revenue* for 2006, 2005 and 2004 by reportable segment together with the percentage changes in worldwide *Net revenue* from prior years:

(Dollar amounts in millions)	Year Ended December 31,			% Increase (Decrease)	
Net Revenue	**2006**	**2005**	**2004**	**2006 vs. 2005**	**2005 vs. 2004**
Pharmaceuticals	**$16,884.2**	$15,321.1	$13,964.1	**10 %**	10%
Consumer Healthcare	**2,530.2**	2,553.9	2,557.4	**(1)%**	—
Animal Health	**936.3**	880.8	836.5	**6 %**	5%
Consolidated net revenue	**$20,350.7**	$18,755.8	$17,358.0	**9 %**	8%

The following table sets forth the percentage changes in 2006 and 2005 worldwide *Net revenue* by reportable segment and geographic area compared with the prior year, including the effect volume, price and foreign exchange had on these percentage changes:

	% Increase (Decrease) Year Ended December 31, 2006				% Increase (Decrease) Year Ended December 31, 2005			
	Volume	**Price**	**Foreign Exchange**	**Total Net Revenue**	**Volume**	**Price**	**Foreign Exchange**	**Total Net Revenue**
Pharmaceuticals								
United States	**3 %**	**6 %**	**—**	**9 %**	3 %	4%	—	7 %
International	**12 %**	**(2)%**	**2%**	**12 %**	13 %	—	1%	14 %
Total	**7 %**	**2 %**	**1%**	**10 %**	7 %	3%	—	10 %
Consumer Healthcare								
United States	**(3)%**	**—**	**—**	**(3)%**	(3)%	—	—	(3)%
International	**(1)%**	**1 %**	**2%**	**2 %**	(2)%	3%	3%	4 %
Total	**(2)%**	**—**	**1%**	**(1)%**	(3)%	2%	1%	—
Animal Health								
United States	**—**	**5 %**	**—**	**5 %**	(5)%	5%	—	—
International	**3 %**	**2 %**	**2%**	**7 %**	6 %	1%	3%	10 %
Total	**1 %**	**4 %**	**1%**	**6 %**	—	3%	2%	5 %
Total								
United States	**2 %**	**5 %**	**—**	**7 %**	1 %	4%	—	5 %
International	**10 %**	**(1)%**	**2%**	**11 %**	11 %	—	1%	12 %
Total	**5 %**	**3 %**	**1%**	**9 %**	6 %	2%	—	8 %

Pharmaceuticals

Worldwide Pharmaceuticals net revenue increased 10% for 2006. Excluding the favorable impact of foreign exchange, worldwide Pharmaceuticals net revenue increased 9% for 2006. U.S. Pharmaceuticals net revenue increased 9% for 2006 due primarily to higher sales of the *Premarin* family of products, *Effexor* and *Protonix*, as well as increased alliance revenue offset, in part, by lower sales of oral contraceptives. The increase in the *Premarin* family of products net revenue reflects price increases. The increase in *Effexor* net revenue was primarily due to price increases, which were offset, in part, by lower volume, and the growth in *Protonix* net revenue was attributable to increased prescription growth within the higher margin managed care segment. The Medicare Prescription Drug Improvement and Modernization Act of 2003 included a prescription drug benefit for individuals eligible for Medicare. This benefit first went into effect on January 1, 2006. Although the prescription drug benefit had a modest beneficial impact on our results in 2006, it is difficult to predict the impact that this benefit will have on our business over the long term.

International Pharmaceuticals net revenue increased 12% for 2006 due primarily to higher sales of *Enbrel* (for which we have exclusive rights outside the United States and Canada), *Prevnar* (resulting from the launch of *Prevnar* in 14 new markets as well as the addition of *Prevnar* to nine new national immunization programs during 2006), our Nutrition product line, and *Effexor* offset, in part, by lower sales of *Zoton,* which currently is experiencing generic competition in the United Kingdom and other European countries. International alliance revenue increased 12% for 2006 as a result of higher sales of *Enbrel* in Canada.

Consumer Healthcare

Worldwide Consumer Healthcare net revenue decreased 1% for 2006. Excluding the favorable impact of foreign exchange, worldwide Consumer Healthcare net revenue decreased 2% for 2006. U.S. Consumer Healthcare net revenue decreased 3% for 2006 due primarily to lower sales of *Solgar* products, as that product line was divested in 2005, and lower sales of *Robitussin* and *Advil Cold & Sinus*, which were negatively impacted by retailer actions and legislation related to pseudoephedrine-containing products offset, in part, by higher sales of *Advil.*

International Consumer Healthcare net revenue increased 2% for 2006 due primarily to higher sales of *Centrum*, *Advil* and *Caltrate*, partially offset by the absence of sales of *Solgar* products, which were divested in 2005.

Animal Health

Worldwide Animal Health net revenue increased 6% for 2006. Excluding the favorable impact of foreign exchange, worldwide Animal Health net revenue increased 5% for 2006. U.S. Animal Health net revenue increased 5% as a result of higher sales of livestock and companion animal products offset, in part, by lower sales of equine products.

International Animal Health net revenue increased 7% for 2006 due to higher sales of livestock, companion animal, equine and poultry products.

Significant Product Results

The following tables sets forth significant 2006, 2005 and 2004 Pharmaceuticals, Consumer Healthcare and Animal Health worldwide net revenue by product:

Pharmaceuticals

(In millions)	2006	2005	2004
Effexor	**$ 3,722.1**	$ 3,458.8	$ 3,347.4
Prevnar	**1,961.3**	1,508.3	1,053.6
Protonix	**1,795.0**	1,684.9	1,590.6
Enbrel	**1,499.6**	1,083.7	680.0
Nutrition	**1,200.8**	1,040.9	943.3
Premarin family	**1,050.9**	908.9	880.2
Zosyn/Tazocin	**972.0**	891.6	760.3
Oral contraceptives	**454.9**	525.3	590.1
BeneFIX	**357.6**	343.3	301.5
Rapamune	**336.9**	300.2	259.0
rhBMP-2	**308.0**	236.3	165.3
ReFacto	**305.6**	268.4	249.4
Zoton	**130.8**	375.7	447.7
Tygacil	**71.5**	10.0	—
Alliance revenue	**1,339.2**	1,146.5	789.9
Other	**1,378.0**	1,538.3	1,905.8
Total Pharmaceuticals	**$16,884.2**	$15,321.1	$13,964.1

Consumer Healthcare

(In millions)	2006	2005	2004
Centrum	**$ 657.1**	$ 634.0	$ 616.6
Advil	**620.2**	514.0	490.4
Robitussin	**225.5**	253.2	237.9
Caltrate	**195.1**	189.2	179.0
ChapStick	**127.9**	134.4	123.2
Preparation H	**103.1**	104.8	102.3
Dimetapp	**81.7**	80.4	87.8
Alavert	**49.8**	49.5	56.0
Advil Cold & Sinus	**61.0**	122.4	129.7
Solgar[1]	**—**	58.5	105.5
Other	**408.8**	413.5	429.0
Total Consumer Healthcare	**$ 2,530.2**	$ 2,553.9	$ 2,557.4

Animal Health

(In millions)	2006	2005	2004
Livestock products	**$ 405.5**	$ 377.2	$ 351.0
Companion animal products	**283.9**	257.8	252.6
Equine products	**135.5**	138.2	138.2
Poultry products	**111.4**	107.6	94.7
Total Animal Health	**$ 936.3**	$ 880.8	$ 836.5

(1) The Solgar *product line was sold to NBTY, Inc. for approximately $115.0 in the 2005 third quarter.*

Sales Deductions

We deduct certain items from gross revenue, which primarily consist of provisions for product returns, cash discounts, chargebacks/rebates, customer allowances and consumer sales incentives. Chargebacks/rebates are the only deductions from gross revenue that we consider significant. The provision for chargebacks/rebates relates primarily to U.S. sales of pharmaceutical products provided to wholesalers and managed care organizations under contractual agreements or to certain governmental agencies that administer benefit programs, such as Medicaid. While different programs and methods are utilized to determine the chargeback or rebate provided to the customer, we consider both to be a form of price reduction. Except for chargebacks/rebates, provisions for each of the other components of sales deductions were individually less than 2% of gross sales.

The change in our accruals for chargebacks/rebates, product returns, cash discounts and all other sales deductions for 2006, 2005 and 2004 was as follows:

(In millions)	Chargebacks/ Rebates	Product Returns	Cash Discounts	Other Sales Deductions	Total
Balance at January 1, 2004	$ 750.3	$ 218.0	$ 21.9	$ 97.2	$ 1,087.4
Provision	2,362.5	214.0	258.8	191.2	3,026.5
Payments/credits	(2,195.8)	(272.1)	(255.8)	(188.0)	(2,911.7)
Balance at December 31, 2004	917.0	159.9	24.9	100.4	1,202.2
Provision	2,386.1	177.8	255.3	175.9	2,995.1
Payments/credits	(2,537.6)	(201.2)	(253.6)	(185.4)	(3,177.8)
Balance at December 31, 2005	765.5	136.5	26.6	90.9	1,019.5
Provision	**2,290.2**	**152.3**	**255.1**	**196.5**	**2,894.1**
Payments/credits	**(2,321.8)**	**(159.5)**	**(252.0)**	**(206.1)**	**(2,939.4)**
Balance at December 31, 2006	**$ 733.9**	**$ 129.3**	**$ 29.7**	**$ 81.3**	**$ 974.2**

The decrease in the provision for chargebacks/rebates in 2006 was due primarily to our ongoing efforts in contracting strategy to seek, when available, higher margin business. The decrease was partially offset by an increase in chargebacks/rebates relating to wholesaler service agreements.

The decrease in the provision for product returns in 2006 was due primarily to lower return reserves relating to *Premarin* and lower actual returns in 2006 compared with 2005.

Operating Expenses

The following table sets forth 2006, 2005 and 2004 *Cost of goods sold* and *Selling, general and administrative expenses* as a percentage of net revenue:

	% of Net Revenue			Increase/(Decrease)	
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
Cost of goods sold	**27.5%**	29.0%	28.5%	**(1.5)%**	0.5 %
Selling, general and administrative expenses	**31.9%**	32.6%	33.4%	**(0.7)%**	(0.8)%

Cost of Goods Sold

The decrease in *Cost of goods sold*, as a percentage of *Net revenue*, to 27.5% for 2006 compared with 29.0% for 2005 was due primarily to lower inventory adjustments in the Pharmaceuticals segment related to *Premarin*, European compliance losses and *Zoton*. This decrease was partially offset by unfavorable manufacturing variances and costs in the Pharmaceuticals segment, primarily for our Guayama, Puerto Rico manufacturing facility, and the impact of expensing stock option compensation as a result of adopting SFAS No. 123R. Gross margin was impacted favorably by increased alliance revenue (with no corresponding cost of goods sold) from higher sales of *Enbrel* in the United States and Canada, price increases in the United States, a more favorable product mix in the Pharmaceuticals and Consumer Healthcare segments due to higher sales of higher margin *Prevnar* and *Effexor* and a reduction in sales of lower margin products, including *Zoton* and our *Solgar* line of products, which was divested in the 2005 third quarter.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 6% while *Net Revenue* increased at a rate of 9% for 2006 compared with 2005. This difference is primarily attributable to the increase in net revenue of certain Pharmaceuticals products (e.g., *Prevnar*), which generally required lower promotional spending than other marketed Pharmaceuticals products. *Selling, general and administrative expenses* also were impacted by lower selling expenses (primarily lower sales-force costs) in the Pharmaceuticals and Consumer Healthcare segments offset, in part, by the impact of expensing stock option compensation as a result of adopting SFAS No. 123R and pre- and post-launch marketing costs for *Tygacil*, *Lybrel*, bifeprunox and *Viviant*.

Research and Development Expenses

The following table sets forth 2006, 2005 and 2004 total *Research and development expenses* and Pharmaceuticals research and development expenses together with the percentage changes from prior years:

(Dollar amounts in millions)	Year Ended December 31, 2006	2005	2004	% Increase/(Decrease) 2006 vs. 2005	2005 vs. 2004
Research and development expenses	**$3,109.1**	$2,749.4	$2,460.6	**13%**	12 %
Pharmaceuticals research and development expenses	**2,896.6**	2,557.5	2,307.2	**13%**	11 %
Pharmaceuticals as a percentage of total research and development expenses	**93%**	93%	94%	**—**	(1)%

The increase in *Research and development expenses* for 2006 was due primarily to higher salary-related expenses, the impact of expensing stock options as a result of adopting SFAS No. 123R, higher consulting services related to *Enbrel* and other products, higher cost-sharing expenses related to the Progenics and Trubion collaborations, and higher clinical expenses primarily related to *Aprela*, *Tygacil*, *Pristiq*, *Viviant*, *Prevnar* and *Effexor* in the Pharmaceuticals segment. *Research and development expenses* for 2005 included costs associated with a number of licensing agreements, including key collaborations with Progenics and Trubion that resulted in upfront payments of approximately $100.0 million. Pharmaceuticals research and development expenses, as a percentage of worldwide Pharmaceuticals net revenue, exclusive of Nutrition sales, were 18% for each of the years 2006, 2005 and 2004.

Interest (Income) Expense and Other Income

The following table sets forth selected information about *Interest (income) expense, net* and *Other income, net* for 2006, 2005 and 2004, together with percentage changes from prior years:

(Dollar amounts in millions)	Year Ended December 31, 2006	2005	2004	% Increase/(Decrease) 2006 vs. 2005	2005 vs. 2004
Interest (income) expense, net	**$ (6.6)**	$ 74.8	$110.3	—	(32)%
Other income, net	**271.5**	397.9	330.1	**(32)%**	21 %

Interest (Income) Expense, net

The decrease in *Interest (income) expense, net* for 2006 was due primarily to higher interest income earned on higher cash balances in 2006 vs. 2005 and higher capitalized interest offset, in part, by higher interest expense. Weighted average debt outstanding during 2006 and 2005 was $9,171.9 million and $8,040.1 million, respectively. The increase in weighted average debt, due mainly to the Notes issued in November 2005 as well as to an increase in interest rates applicable to floating rate debt, including our Convertible Senior Debentures, resulted in the increase in interest expense in 2006. The increase in capitalized interest resulted from spending for long-term capital projects in process.

Other Income, net

Other income, net decreased for 2006 primarily as a result of lower gains on sales of non-strategic Pharmaceuticals and Consumer Healthcare product rights and lower royalty income in the Pharmaceuticals segment.

2005 vs. 2004

Net Revenue

Pharmaceuticals

In 2005, worldwide Pharmaceuticals net revenue increased 10%. There was no foreign exchange impact. U.S. Pharmaceuticals net revenue increased 7% for 2005 due primarily to higher sales of *Prevnar*, *Protonix*, rhBMP-2 and *Zosyn*, as well as increased alliance revenue offset, in part, by lower sales of *Synvisc*, which was divested in January 2005. Higher sales of *Prevnar* reflected a return to the full-dose vaccination schedule, the resolution of manufacturing issues that limited production in the first half of 2004 and a catch-up of deferred doses from 2004 that resulted from supply constraints. The increase in *Zosyn* net revenue reflected growth resulting primarily from higher volume compared with the prior year, and the growth in *Protonix* net revenue was attributable to increased prescription growth within the managed care segment. Alliance revenue increased 41% for 2005, predominantly from sales of *Enbrel* in the United States and Canada.

International Pharmaceuticals net revenue increased 14% for 2005 due primarily to higher sales of *Enbrel* (for which we have exclusive rights outside the United States and Canada), *Prevnar* (aided by increased manufacturing and filling capacity), Wyeth Nutrition, *Effexor* and *Tazocin* offset, in part, by lower sales of *Zoton*. International alliance revenue increased 88% for 2005 as a result of higher sales of the CYPHER stent. Our patent protection for *Zoton* in the United Kingdom, the principal market for *Zoton*, which we sell exclusively outside the United States, expired in December 2005.

Consumer Healthcare

In 2005, worldwide Consumer Healthcare net revenue remained constant (decreased 1% excluding the favorable impact of foreign exchange). U.S. Consumer Healthcare net revenue decreased 3% for 2005 due primarily to lower sales of *Solgar* products, as that product line was divested in 2005, and lower sales of *Centrum*, *Advil Cold & Sinus*, *Alavert* and *Dimetapp* offset, in part, by higher sales of *Robitussin*, *ChapStick* and *Advil*.

International Consumer Healthcare net revenue increased 4% for 2005 due primarily to higher sales of *Centrum*, *Advil* and *Caltrate*, partially offset by lower sales of *Solgar* products.

Animal Health

In 2005, worldwide Animal Health net revenue increased 5% (3% excluding the favorable impact of foreign exchange). U.S. Animal Health net revenue decreased slightly as a result of lower sales of *ProHeart* products and lower sales of equine products offset, in part, by higher sales of companion animal, livestock and poultry products. *ProHeart* products, which are included in the companion animal products category, were negatively impacted by product returns and reduced product sales resulting from the voluntary recall of *ProHeart* 6 in the U.S. market in September 2004.

International Animal Health net revenue increased 10% for 2005 due to higher sales of livestock, poultry and companion animal products.

Sales Deductions

In 2005, the increase in the provision for chargebacks/rebates was due primarily to higher rebate rates during the first quarter of 2005. This increase was partially offset by the change in mix of *Protonix* rebates from the more heavily discounted Medicaid segment to the less heavily discounted managed care segment.

The decrease in the provision for product returns in 2005 was due primarily to the non-recurrence of returns reserves established for the voluntary recall of *ProHeart* 6 during the 2004 third quarter.

Except for chargebacks/rebates, provisions for each of the other components of sales deductions, including product returns, were individually less than 2% of gross sales.

Operating Expenses

Cost of Goods Sold

The increase in *Cost of goods sold*, as a percentage of *Net revenue*, was due primarily to charges of $137.7 million associated with our productivity initiatives. These charges were allocated to the Corporate segment and related primarily to accelerated depreciation and severance costs. Excluding the productivity initiatives charges, *Cost of goods sold*, as a percentage of *Net revenue*, decreased to 28.2% for 2005 compared with 28.5% for 2004. This decrease was due primarily to a favorable product mix (due to increased sales of higher margin *Prevnar* and *Effexor* offset by higher sales of lower margin Nutrition products in the Pharmaceuticals segment), the impact of favorable manufacturing variances in the Pharmaceuticals and Animal Health segments, and lower inventory adjustments in the Consumer Healthcare and Animal Health segments. The decrease was offset, in part, by higher inventory adjustments in the Pharmaceuticals segment, primarily related to a provision for *Zoton* as a result of generic competition, and certain costs related to plant reorganization activity in the Pharmaceuticals and Consumer Healthcare segments. Additionally, *Cost of goods sold* was impacted by higher royalty costs as a result of higher sales of *Enbrel* and *Prevnar*. Gross margin was impacted favorably by increased alliance revenue (with no corresponding cost of goods sold) from higher sales of *Enbrel* in the United States and Canada.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 5% while *Net revenue* increased at a rate of 8% for 2005 as compared with 2004. This difference is primarily attributable to the significant increase in net revenue of certain Pharmaceuticals products (e.g., *Prevnar*), which generally require lower promotional spending than other marketed Pharmaceuticals products. *Selling, general and administrative expenses* also were impacted by higher marketing expenses in the United States and Canada for pre- and post-launch activities for *Tygacil*, for the *Premarin* family of products and for *Enbrel* offset, in part, by decreased spending for *Synvisc*, which was divested in January 2005. *Selling, general and administrative expenses* for 2005 included additional costs associated with our productivity initiatives (included in the Corporate segment), higher salary-related expenses in the Pharmaceuticals segment and lower general insurance costs.

Research and Development Expenses

The increase in *Research and development expenses* for 2005 was due primarily to higher salary-related expenses, higher facility costs associated with two research and development facilities that were not on line until late in 2004, and higher other research operating expenses (including higher chemicals and materials expenses) in the Pharmaceuticals segment. *Research and development expenses* for 2005 also included costs associated with a number of licensing agreements, including key collaborations with Progenics and Trubion. Upfront payments associated with these two collaborations were approximately $100.0 million. *Research and development expenses* for 2004 included the impact of the upfront payment of $145.5 million made in connection with the agreement entered into with Solvay to co-develop and co-commercialize four neuroscience compounds.

Interest (Income) Expense and Other Income

Interest (Income) Expense, net

The decrease in *Interest (income) expense, net* for 2005 was due primarily to higher interest income earned on higher cash balances in 2005 vs. 2004 offset, in part, by higher interest expense and lower capitalized interest. Weighted average debt outstanding during 2005 and 2004 was $8,040.1 million and $8,247.3 million, respectively. The impact of lower weighted average debt outstanding on interest expense was offset by lower interest income received on interest rate swaps in 2005. The lower capitalized interest resulted from reduced spending for long-term capital projects in process, primarily due to the completion of the Grange Castle facility in Ireland.

Other Income, net

Other income, net increased for 2005 primarily as a result of higher royalty income in the Pharmaceuticals segment, higher gains on sales of non-strategic Pharmaceuticals and Consumer Healthcare product rights, and lower foreign exchange losses. The increase in Other income, net was partially offset by lower net gains on sales of fixed assets, which included a $40.2 million pre-tax gain on the sale of the Marietta, Pennsylvania, manufacturing facility, as well as a $54.8 million write-off of certain assets at our Pearl River, New York, manufacturing facility.

2006, 2005 and 2004 Significant Items

Productivity Initiatives

During 2006, we continued with our long-term global productivity initiatives, which were launched in 2005, to adapt to the changing pharmaceutical environment. The guiding principles of these initiatives include innovation, cost saving, process excellence and accountability, with an emphasis on improving productivity. In July 2006, we established the Global Business Operations initiative as part of the productivity initiatives and entered into a master services agreement with Accenture to deliver transactional and administrative support services beginning in 2007 for certain process areas within our finance and accounting, information services, human resources and procurement functions. In addition, we are improving our drug development process, including establishing early clinical development centers, improving logistics for shipping clinical materials and instituting remote data capture. In 2006, we recorded net pre-tax charges of $218.6 million ($154.5 million after-tax or $0.11 per share-diluted) related to our long-term productivity initiatives. In 2005, we recorded net pre-tax charges of $190.6 million ($137.1 million after-tax or $0.10 per share-diluted) related to our long-term productivity initiatives. Since inception of our productivity initiatives, total net pre-tax charges of $409.2 million have been recorded. Total costs included severance and other related personnel costs of $268.3 million, accelerated depreciation for certain facilities expected to be closed of $128.0 million and other period costs related to the implementation of the initiatives of $53.1 million offset, in part, by an asset sale gain of $40.2 million. The asset sale gain related to the sale of our Marietta, Pennsylvania, manufacturing facility.

These productivity initiatives relate primarily to the Pharmaceuticals segment and were recorded to recognize the costs of closing certain manufacturing facilities and the elimination of certain positions at our facilities and within the Pharmaceuticals sales force. Specifically, we implemented a three-year transitional plan to phase out our pharmaceutical manufacturing site at Rouses Point, New York, terminated manufacturing operations at our Shiki, Japan, facility and initiated the reorganization of certain other production lines. In addition, we implemented a new primary care Pharmaceuticals sales model in the United States. Approximately 2,300 positions were eliminated as a result of these initiatives.

We expect additional costs as other strategic decisions are made, such as asset impairments, accelerated depreciation, personnel costs and other exit costs, as well as certain implementation costs associated with the initiatives, to continue for several years. We expect our total charges associated with our productivity initiatives to be approximately $750.0 million to $1,000.0 million, on a pre-tax basis (see Note 3 to our consolidated financial statements, Productivity Initiatives).

Diet Drug Litigation Charges

We recorded a charge of $4,500.0 million ($2,625.0 million after-tax or $1.94 per share-diluted) in 2004 to increase the reserve relating to our diet drug litigation, bringing the total of the pre-tax charges taken to date to $21,100.0 million. The $2,739.9 million reserve at December 31, 2006 represents management's best estimate, within a range of outcomes, of the aggregate amount required to cover diet drug litigation costs. It is possible that additional reserves may be required in the future, although we do not believe that the amount of any such additional reserves is likely to be material (see Note 14 to our consolidated financial statements, Contingencies and Commitments, and the "Liquidity, Financial Condition and Capital Resources" section herein for further discussion regarding our additional financing requirements for diet drug litigation).

Income Tax Adjustments and Charge

In 2006, we recorded a favorable income tax adjustment of $70.4 million ($0.05 per share-diluted) within the *Provision (benefit) for income taxes* due to a release of a previously established valuation allowance against state deferred tax assets. Deferred tax assets result primarily from the recording of certain accruals and reserves that currently are not deductible for tax purposes and from tax loss carryforwards. Valuation allowances had previously been provided for certain state deferred tax assets due to the uncertainty of generating sufficient taxable income in these state jurisdictions as a result of our diet drug litigation (see Note 10 to our consolidated financial statements, Income Taxes). Given the progress made during 2006 in resolving the diet drug litigation claims, there is now greater certainty regarding the status of the litigation. We considered these circumstances in re-evaluating the realizability of the state deferred tax assets.

In 2005, we recorded an income tax charge of $170.0 million ($0.12 per share-diluted) within the *Provision (benefit) for income taxes* resulting from the decision to repatriate approximately $3,100.0 million of foreign earnings in accordance with the American Jobs Creation Act of 2004, which provided a temporary incentive for U.S. multinational companies to repatriate foreign earnings (see Note 10 to our consolidated financial statements, Income Taxes).

In 2004, we recorded a favorable income tax adjustment of $407.6 million ($0.30 per share-diluted) within the *Provision (benefit) for income taxes* related to settlements of audit issues offset, in part, by a provision related to developments in the third quarter in connection with a prior year tax matter (see Note 10 to our consolidated financial statements, Income Taxes).

Stock-Based Compensation
Effective January 1, 2006, we adopted SFAS No. 123R, which requires the expensing of stock options. As a result, our 2006 results include stock option expense of $235.2 million ($170.8 million after-tax or $0.12 per share-diluted). Our 2005 and 2004 results, which have not been restated to include the impact of stock options, would have included a charge of $290.1 million ($227.6 million after-tax or $0.17 per share-diluted) and $323.7 million ($259.3 million after-tax or $0.19 per share-diluted), respectively (see Note 12 to our consolidated financial statements, Stock-Based Compensation).

Co-development and Co-commercialization Agreement
In 2004, we entered into an agreement with Solvay to co-develop and co-commercialize four neuroscience compounds. We recorded an upfront payment of $145.5 million ($94.6 million after-tax or $0.07 per share-diluted) within *Research and development expenses* in connection with the agreement (see Note 2 to our consolidated financial statements, Significant Transactions).

Income (Loss) before Income Taxes

The following table sets forth 2006, 2005 and 2004 worldwide *Income (loss) before income taxes* by reportable segment together with the percentage changes in worldwide *Income (loss) before income taxes* from prior years:

(Dollar amounts in millions)	Year Ended December 31,			% Increase/(Decrease)	
Income (Loss) before Income Taxes	**2006**	**2005**	**2004**	**2006 vs. 2005**	**2005 vs. 2004**
Pharmaceuticals[1][3]	**$5,186.4**	$4,544.9	$ 4,040.1	**14 %**	12 %
Consumer Healthcare[3]	**516.2**	574.3	578.6	**(10)%**	(1)%
Animal Health[3]	**163.7**	139.4	134.8	**17 %**	3 %
Corporate[2][3]	**(436.4)**	(478.0)	(4,883.3)	**9 %**	—
Total[3][4]	**$5,429.9**	$4,780.6	$ (129.8)	**14 %**	—

(1) *Pharmaceuticals included a 2004 charge of $145.5 within* Research and development expenses *related to the upfront payment to Solvay in connection with the co-development and co-commercialization of four neuroscience compounds (see Note 2 to our consolidated financial statements). Excluding the upfront payment, Pharmaceuticals income before income taxes increased 9% for 2005.*

(2) *2006 and 2005 Corporate included a net charge of $218.6 and $190.6, respectively, related to our productivity initiatives (see Note 3 to our consolidated financial statements). The initiatives related to the reportable segments as follows:*
- 2006 - Pharmaceuticals—$198.0, Consumer Healthcare—$11.5 and Animal Health—$9.1.
- 2005 - Pharmaceuticals—$186.2 and Consumer Healthcare—$4.4.

2004 Corporate included a litigation charge of $4,500.0 relating to our diet drug litigation (see Note 14 to our consolidated financial statements). The charge related to the Pharmaceuticals reportable segment.
Excluding the 2006 and 2005 productivity initiatives charges and the 2004 diet drug litigation charges, Corporate expenses, net decreased 24% for 2006 and 25% for 2005.

(3) *Stock-based compensation expense for 2006 has been recorded in accordance with SFAS No. 123R, which we adopted as of January 1, 2006. See Note 12 to our consolidated financial statements. Income before income taxes for 2006 included stock-based compensation expense of $393.3 for stock options, restricted stock and performance share awards. For 2006, stock-based compensation was recorded within the reportable segments as follows: Pharmaceuticals—$274.7, Consumer Healthcare—$27.0, Animal Health—$11.0 and Corporate—$80.6.* Income (loss) before taxes *for 2005 and 2004 included stock-based compensation expense of $108.5 and $24.6, respectively, for restricted stock and performance share awards only. Prior to the adoption of SFAS No. 123R, no expense was recorded for stock options. For 2005, stock-based compensation was recorded within the reportable segments as follows: Pharmaceuticals—$57.3, Consumer Healthcare—$5.5, Animal Health—$2.3 and Corporate—$43.4. For 2004, stock-based compensation was recorded within Corporate—$24.6. If stock options had been expensed in 2005 and 2004,* Income (loss) before taxes *would have been reduced by $290.1 and $323.7, respectively.*

(4) *Excluding the 2006 and 2005 productivity initiatives charges, the 2004 litigation charge and the 2004 upfront payment to Solvay and assuming the expensing of stock options in 2005 and 2004, total* Income (loss) before income taxes *increased 21% and 12% for 2006 and 2005, respectively.*

The following explanations of changes in *Income (loss) before income taxes*, by reportable segment, for 2006 compared with 2005 and 2005 compared with 2004 exclude the items listed in footnote (2) to the table above.

Pharmaceuticals
Worldwide Pharmaceuticals income before income taxes increased 14% for 2006 due primarily to higher worldwide net revenue, higher gross profit margins earned on worldwide sales of Pharmaceuticals products, and lower selling and general expenses, as a percentage of net revenue, offset, in part, by higher research and development expenses and lower other income, net. The increase in research and development expenses reflects increases in clinical studies and cost-sharing arrangements.

Worldwide Pharmaceuticals income before income taxes increased 12% for 2005 due primarily to higher worldwide net revenue, higher gross profit margins earned on worldwide sales of Pharmaceuticals products, and lower selling and general expenses, as a percentage of net revenue, offset, in part, by higher research and development expenses and lower other income, net. The increase in research and development expenses reflects the impact of payments related to a number of licensing agreements, including key collaborations with Progenics and Trubion.

Consumer Healthcare
Worldwide Consumer Healthcare income before income taxes decreased 10% for 2006 due primarily to lower net revenue, higher research and development expenses and lower other income, net offset, in part, by slightly higher

gross profit margins earned on worldwide net revenue. 2006 was impacted by the absence of net revenue from *Solgar* products, which were divested in the 2005 third quarter, as well as the impact of retailer actions and federal and state legislation in connection with pseudoephedrine-containing products.

Worldwide Consumer Healthcare income before income taxes decreased 1% for 2005 due primarily to higher selling and general expenses, as a percentage of net revenue, and higher research and development expenses offset, in part, by higher other income, net as a result of a gain from the divestiture of the *Solgar* line of products and higher gross profit margins earned on worldwide sales of Consumer Healthcare products. The increase in selling and general expenses was due primarily to higher international marketing and selling expenses.

Animal Health

Worldwide Animal Health income before income taxes increased 17% for 2006 due primarily to higher worldwide net revenue and increased gross profit margins earned on worldwide sales of Animal Health products and other income, net offset, in part, by higher selling and general expenses as a percentage of net revenue and research and development expenses.

Worldwide Animal Health income before income taxes increased 3% for 2005 due primarily to higher net revenue and lower selling and general expenses, as a percentage of net revenue, offset, in part, by higher research and development expenses and lower gross profit margins earned on worldwide sales of Animal Health products. Lower gross margins were due primarily to a less profitable product mix due to lower sales of higher margin *ProHeart* 6 and equine biologicals.

Corporate

Corporate expenses, net decreased 24% for 2006 due primarily to net interest becoming income compared with interest expense in the prior period, partially offset by the non-recurrence of certain 2005 items. Corporate expenses, net decreased 25% for 2005 due primarily to lower general and administrative expenses and lower interest expense, net.

Income Tax Rate

The resulting income tax rates for 2006, 2005 and 2004, excluding certain items affecting comparability and assuming the expensing of stock options in 2005 and 2004, were 24.2%, 20.2% and 21.6%, respectively. See Note 10 to our consolidated financial statements and the "2006, 2005 and 2004 Significant Items" section herein for further information related to our income tax rate and for a discussion of certain items affecting comparability. The increase between 2006 and 2005 reflects the impact of higher sales of certain Pharmaceuticals products (i.e., *Enbrel* and *Prevnar*) that are manufactured in less favorable tax jurisdictions and increased expenditures on research and development in non-U.S. locations.

Consolidated Net Income and Diluted Earnings per Share

Net income and diluted earnings per share in 2006 increased to $4,196.7 million and $3.08, respectively, compared with $3,656.3 million and $2.70 for 2005.

Management uses various measures to manage and evaluate our performance and believes it is appropriate to specifically identify certain significant items included in net income and diluted earnings per share to assist investors with analyzing ongoing business performance and trends. In particular, our management believes that comparisons of 2006 vs. 2005 and 2005 vs. 2004 results of operations are influenced by the impact of the following items that are included in net income and diluted earnings per share:

2006:

- Net charges of $218.6 million ($154.5 million after-tax or $0.11 per share-diluted) related to our productivity initiatives and recorded as follows: $129.2 million within *Cost of goods sold*, $78.0 million within *Selling, general and administrative expenses*, and $11.4 million within *Research and development expenses*; and
- Income tax adjustment of $70.4 million ($0.05 per share-diluted) within the *Provision (benefit) for income taxes* related to the reduction of certain deferred tax asset valuation allowances.

2005:

- Net charges of $190.6 million ($137.1 million after-tax or $0.10 per share-diluted) related to our productivity initiatives and recorded as follows: $137.7 million within *Cost of goods sold*, $85.6 million within *Selling, general and administrative expenses*, and $7.5 million within *Research and development expenses* offset, in part, by an asset sale gain of $40.2 million recorded within *Other income, net*; and
- Income tax charge of $170.0 million ($0.12 per share-diluted) within the *Provision (benefit) for income taxes* recorded in connection with our decision to repatriate approximately $3,100.0 million of foreign earnings.

2004:

- Diet drug litigation charge of $4,500.0 million ($2,625.0 million after-tax or $1.94 per share-diluted);
- Favorable income tax adjustment of $407.6 million ($0.30 per share-diluted) within the *Provision (benefit) for income taxes* related to settlements of audit issues offset, in part, by a provision related to developments in the third quarter in connection with a prior year tax matter; and
- Upfront payment of $145.5 million ($94.6 million after-tax or $0.07 per share-diluted) to Solvay within *Research and development expenses*.

The 2006 and 2005 productivity initiatives charges, which included costs of closing certain manufacturing facilities and the elimination of certain positions at our facilities, have been identified as significant items by our management as these charges are not considered to be indicative of continuing operating results. The 2004 diet drug charge increased the reserve balance for a continuing legal matter that first resulted in a charge in 1999 and has been identified by our management as a significant item due to its magnitude. The 2006 income tax adjustment related to a reduction of certain deferred tax asset allowances, and the 2005 income tax charge, which related to the repatriation of foreign earnings in accordance with the American Jobs Creation Act of 2004, and the 2004 income tax adjustment, which related to certain prior tax years, have each been identified as a significant item by our management due to their nature and magnitude. The 2004 significant upfront payment related to the co-development and co-commercialization of the four neuroscience compounds being developed with Solvay, which was immediately expensed and included in *Research and development expenses*, also has been identified as a significant item.

In addition, effective January 1, 2006, we adopted SFAS No. 123R, which requires the expensing of stock options. As a result, the 2006 results include stock option expense of $235.2 million ($170.8 million after-tax or $0.12 per share-diluted). The 2005 and 2004 results, which have not been restated to include the impact of stock options, would have included a charge of $290.1 million ($227.6 million after-tax or $0.17 per share-diluted) and $323.7 million ($259.3 million after-tax or $0.19 per share-diluted), respectively. Our management believes that including this expense as part of the 2005 and 2004 results provides a more meaningful comparison of our operations for these accounting periods.

Management believes that isolating the items identified above when reviewing our results provides a useful view of ongoing operations for these accounting periods.

For further details related to the items listed above, refer to the discussion of "2006, 2005 and 2004 Significant Items" herein.

Adjusting for the items noted above, net income was $4,280.8 million, $3,735.8 million and $3,286.7 million for 2006, 2005 and 2004, respectively.

Adjusting for the items noted above, which affect comparability, the increase in net income for 2006 was due primarily to higher *Net Revenue*, lower *Cost of goods sold* and lower *Selling, general and administrative expenses*, both as a percentage of net revenue and lower *Interest (income) expense, net* offset, in part, by higher research and development spending, lower *Other income, net* and increased income taxes.

The decrease in *Cost of goods sold*, as a percentage of net revenue, for 2006 was primarily due to lower inventory adjustments in the Pharmaceuticals segment related to *Premarin*, European compliance losses and *Zoton*. This decrease was partially offset by unfavorable manufacturing variances and costs in the Pharmaceuticals segment, primarily for our Guayama, Puerto Rico manufacturing facility. Gross margin was impacted favorably by increased alliance revenue (with no corresponding cost of goods sold) from higher sales of *Enbrel* in the United States and Canada, price increases in the United States, a more favorable product mix in the Pharmaceuticals and Consumer Healthcare segments due to higher sales of higher margin *Prevnar* and *Effexor* and a reduction in sales of lower margin products, including *Zoton* and our *Solgar* product line, which was divested in the 2005 third quarter. The lower *Selling, general and administrative expenses* were due primarily to lower sales force-related selling expenses, and lower *Other income, net* was due primarily as a result of lower royalty income in the Pharmaceuticals segment and lower gains on sales of non-strategic Pharmaceuticals and Consumer Healthcare product rights. The increase in *Research and development expenses* was due primarily to higher salary-related expenses, consulting services fees, cost-sharing expenses and clinical expenses.

Excluding the items noted above, the increase in net income for 2005 was due primarily to higher *Net revenue*, lower *Cost of goods sold* as a percentage of net revenue, higher *Other income, net* and lower *Interest (income) expense, net* offset, in part, by higher *Selling, general and administrative expenses* and research and development spending.

The 2005 decrease in *Cost of goods sold*, as a percentage of net revenue, was primarily due to a favorable product mix, which resulted primarily from increased sales of higher margin *Prevnar* and *Effexor* offset by higher sales of lower margin Nutrition products, as well as the impact of favorable manufacturing variances. The increase in gross margin for 2005 was primarily due to higher alliance revenue (with no corresponding cost of goods sold) from higher sales of *Enbrel* in the United States and Canada. Additionally, *Cost of goods sold* was impacted by higher royalty costs due to higher sales of *Enbrel* and *Prevnar*, higher inventory adjustments primarily related to a provision for *Zoton* as a result of generic competition and certain costs related to plant reorganization activity. The higher *Selling, general and administrative expenses* were due primarily to higher marketing and salary-related expenses, and higher *Other income, net* was due primarily as a result of higher royalty income and higher gains from product divestitures. The increase in *Research and development expenses* was due primarily to higher salary-related expenses, facility costs, and licensing and collaboration agreement expenses.

Liquidity, Financial Condition and Capital Resources

Cash and Cash Equivalents

Our cash and cash equivalents decreased $837.6 million and total debt decreased by $23.7 million in 2006, including the fair value change of interest rate swaps. The activity of these cash flows during 2006 related primarily to the following items:

- Proceeds of $915.3 million related to the sales and maturities of marketable securities;
- Proceeds of $515.9 million related to the exercises of stock options; and
- Proceeds of $69.2 million related to sales of assets, including property, plant and equipment, and the divestiture of certain Pharmaceuticals and Consumer Healthcare products.

These sources of cash were partially offset by the following items:

- Payments of $2,972.7 million related to our diet drug litigation. In 2006, $400.0 million of these payments were paid from the Seventh Amendment security fund. As discussed in Note 14 to our consolidated financial statements, during 1999, we announced a nationwide class action settlement to resolve litigation brought against us regarding the use of the diet drugs *Redux* or *Pondimin*. Payments into the Trust may continue, if necessary, until 2018. Payments made to date and future payments related to the diet drug litigation are anticipated to be financed through existing cash resources, cash flows from operating activities and commercial paper borrowings (if available), as well as term debt financings and international earnings remitted back to the United States, if necessary;
- Payments of $2,239.0 million related to the purchases of marketable securities;
- Dividends totaling $1,358.8 million consisting primarily of our annual common stock dividend of $1.01 per share;
- Capital expenditures of $1,289.8 million due primarily to production capacity expansion worldwide, including biotechnology facilities, research and development facilities, and the improvement of compliance of U.S. technical operations and product supply processes. We expect capital expenditures in 2007 to be consistent with 2006 spending levels;
- Purchases of common stock for treasury totaling $664.6 million;
- Contributions to fund our defined benefit and defined contribution pension plans totaling $271.9 million;
- Purchase of an additional equity interest in an affiliate company totaling $102.2 million;
- Payments of $12.1 million related to the repayment of debt; and
- The reduction in deferred tax benefits of $630.1 million reduced the amount of taxes otherwise payable in 2006, and thereby, increased cash flow.

The change in working capital, which used $222.4 million of cash as of December 31, 2006, excluding the effects of foreign exchange, primarily consisted of the following:

- Increase in accounts receivable of $238.8 million primarily due to increases in Pharmaceuticals sales; and
- Accounts payable and accrued expenses increased $70.9 million, excluding diet drug litigation payments, primarily due to the timing of payments associated with accounts payable and an increase in interest and marketing and selling costs, partially offset by a decrease in managed care rebates.

Total Debt

At December 31, 2006, we had outstanding $9,221.0 million in total debt, which consisted of notes payable and other debt. We had no commercial paper outstanding as of December 31, 2006. Current debt at December 31, 2006, classified as *Loans payable*, consisted of $124.2 million of notes payable and other debt that are due within one year. We were in compliance with all debt covenants as of December 31, 2006.

As of December 31, 2006, we had net debt of $493.8 million that was calculated as total debt of $9,221.0 million reduced by liquid assets totaling $8,727.2 million, which consisted of cash and cash equivalents and marketable securities.

On October 24, 2003, Fitch Ratings (Fitch) downgraded our long-term rating to A- from A and our short-term rating to F-2 from F-1. As a result of the short-term credit rating downgrade by Fitch, our commercial paper, which previously traded in the Tier 1 commercial paper market, would trade in the Tier 2 commercial paper market, if issued. In 2006, Moody's Investor Services (Moody's) revised our outlook to positive from developing, upgraded our senior unsecured debt rating to A3 from Baa1 and affirmed our short-term debt rating. Standard and Poor's (S&P) revised our rating outlook to stable from negative and affirmed our short-term and long-term debt ratings. Additionally, Fitch revised our rating outlook to stable from negative and affirmed our short-term and long-term debt ratings. The following represents our credit ratings as of the latest rating update:

	Moody's	S&P	Fitch
Short-term debt	P-2	A-1	F-2
Long-term debt	A3	A	A-
Outlook	Positive	Stable	Stable
Last rating update	December 13, 2006	May 3, 2006	May 16, 2006

We entered into each of the transactions described below to allow for greater financial flexibility by obtaining lower interest rates and moving debt maturities out generally 10 or more years.

Credit Facilities

We maintain credit facilities with a group of banks and financial institutions consisting of a $1,350.0 million, five-year facility maturing in August 2010 and a $1,747.5 million, five-year facility maturing in February 2009. The credit facility agreements require us to maintain a ratio of consolidated adjusted indebtedness to adjusted capitalization not to exceed 60%. At December 31, 2006, 2005 and 2004, we had no outstanding borrowings under the facilities.

Notes

In November 2005, we issued $1,500.0 million of Notes in a transaction exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the Securities Act). These Notes consisted of two tranches, which pay interest semiannually on February 15 and August 15, as follows:

- $1,000.0 million 5.50% Notes due February 15, 2016
- $500.0 million 6.00% Notes due February 15, 2036

In December 2003, we completed the redemption of $691.1 million of our $1,000.0 million aggregate principal amount of 7.90% Notes due 2005, resulting in $308.9 million in remaining Notes due 2005 outstanding at December 31, 2004, which were classified as *Loans payable.* In 2005, the $308.9 million was paid. In addition, we exercised a make-whole call option on our $1,000.0 million aggregate principal amount of 6.25% Notes due 2006. The redemption period for the make-whole call option ended January 12, 2004, and, as a result, as of December 31, 2003, the $1,000.0 million aggregate principal amount of 6.25% Notes due 2006 was classified as *Loans payable.* On January 12, 2004, the $1,000.0 million 6.25% Notes due 2006 were redeemed in full. In connection with the Note repurchases, we incurred early debt extinguishment costs of $152.0 million, which primarily relate to the excess of prepayment premiums and principal over the carrying value of the debt retired and the related write-off of debt issuance costs.

In order to fund the Note repurchases, and for other general purposes, we issued $3,000.0 million of Notes in December 2003 in an offering registered under the Securities Act as follows:

- $1,750.0 million 5.50% Notes due February 1, 2014
- $500.0 million 6.45% Notes due February 1, 2024
- $750.0 million 6.50% Notes due February 1, 2034

Concurrent with the offering of Notes described above, on December 16, 2003, we issued $1,020.0 million aggregate principal amount of Debentures due January 15, 2024 in a transaction exempt from registration pursuant to Rule 144A under the Securities Act.

During February 2003, we issued $1,800.0 million of Notes in an offering registered under the Securities Act. The issuance consisted of two tranches of Notes as follows:

- $300.0 million 4.125% Notes due March 1, 2008
- $1,500.0 million 5.25% Notes due March 15, 2013

The interest rate payable on the series of Notes issued in February 2003 described above and the $1,500.0 million, 6.7% Notes issued in March 2001 (see Note 6 to the consolidated financial statements), were subject to a 0.25 percentage-point increase in the interest rate as a result of a downgrade in our credit rating by Moody's in December 2003. As a result of the downgrade, we incurred incremental annual interest expense of $8.25 million in 2006 on the Notes. As of March 15, 2006, pursuant to the terms under which the Notes were issued, the interest rate payable for these Notes became the effective interest rate until maturity.

Additional Liquidity, Financial Condition and Capital Resource Information

At December 31, 2006, the carrying value of cash equivalents approximated fair value due to the short-term, highly liquid nature of cash equivalents, which have maturities of three months or less when purchased. Interest rate fluctuations would not have a significant effect on the fair value of cash equivalents held by us.

On January 27, 2006, our Board of Directors approved a share repurchase program allowing for the repurchase of up to 15,000,000 shares of our common stock (the Share Repurchase Program). We repurchased 13,016,400 shares during 2006. At December 31, 2006, we had 1,983,600 shares authorized for repurchase. On January 25, 2007, our Board of Directors amended the previously authorized Share Repurchase Program to allow for future repurchases of up to 30,000,000 shares, inclusive of 1,983,600 shares remaining under the existing program. We made no repurchases during 2005 and 2004.

We file tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. Our tax returns for years prior to 1998 generally are no longer subject to review as such years generally are closed. Taxing authorities in various jurisdictions are in the process of reviewing our tax returns for various post-1997 years, including the U.S. Internal Revenue Service (IRS), which currently is examining our 1998 through 2001 tax returns. We believe our tax accruals are adequate for all open years under current accounting standards. The IRS is examining the pricing of our cross-border arrangements. While we believe that the pricing of these arrangements is appropriate and that our reserves are adequate with respect to such pricing, it is possible that the IRS will propose adjustments in excess of such reserves and that conclusion of the audit will result in adjustments in excess of such reserves. An unfavorable resolution for open tax years could have a material effect on our results of operations or cash flows in the period in which an adjustment is recorded and in future periods. We believe that an unfavorable resolution for open tax years would not be material to our financial position; however, each year we record significant tax benefits with respect to our cross-border arrangements, and we cannot exclude the possibility of a resolution that is material to our financial position.

As more fully described in Note 14 to our consolidated financial statements, Contingencies and Commitments, we are involved in various legal proceedings. We intend to vigorously defend our Company and our products in these litigations and believe our legal positions are strong. However, in light of the circumstances discussed therein, it is not possible to determine the ultimate outcome of our legal proceedings, and, therefore, it is possible that the ultimate outcome of these proceedings could be material to our financial position, results of operations and/or cash flows.

Off-Balance Sheet Arrangements

We have not participated in, nor have we created, any off-balance sheet financing or other off-balance sheet special purpose entities other than operating leases. In addition, we have not entered into any derivative financial instruments for trading purposes and use derivative financial instruments solely for managing our exposure to certain market risks from changes in foreign currency exchange rates and interest rates.

Contractual Obligations
The following table sets forth our contractual obligations at December 31, 2006:

(In millions)		Payments Due by Period			
Contractual Obligations	**Total**	**2007**	**2008 and 2009**	**2010 and 2011**	**Thereafter**
Total debt obligations	$ 9,221.0	$ 124.2	$ 315.9	$1,543.0	$ 7,237.9
Interest payments[1]	6,352.4	571.3	1,108.4	1,025.7	3,647.0
Total debt obligations, including interest payments	15,573.4	695.5	1,424.3	2,568.7	10,884.9
Purchase obligations[2]	3,037.5	1,154.9	629.7	356.8	896.1
Retirement-related obligations[3]	1,543.9	317.1	645.1	564.5	17.2
Equity purchase obligation[4]	225.0	225.0	—	—	—
Capital commitments[5]	1,336.3	837.1	499.2	—	—
Operating lease obligations	397.0	104.9	141.9	86.4	63.8
Total	$22,113.1	$3,334.5	$3,340.2	$3,576.4	$11,862.0

(1) Interest payments include both our expected interest obligations and our interest rate swaps. We used the interest rate forward curve at December 31, 2006 (6.32%) to compute the amount of the contractual obligation for interest on the variable rate debt instruments and our interest rate swaps.

(2) Purchase obligations consist of agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. These include obligations for minimum inventory purchase contracts, clinical data management, research and development, co-development and media/market research contracts.

(3) This category includes estimated pension and postretirement contributions through 2011. We believe that external factors, including, but not limited to, investment performance of pension plan assets, interest rates, increases in medical care costs and Medicare subsidies, preclude reasonable estimates beyond 2011.

This category also includes deferred compensation principal payments for retirees and certain active employees who have elected payment before retirement as of December 31, 2006 and guaranteed interest to be paid to those individuals through December 2006. All other active employees as of December 31, 2006 are excluded for years subsequent to 2007 since we do not believe we can predict factors such as employee retirement date and elected payout period.

(4) The equity purchase obligation represents our agreement to buy out the remaining 20% minority interest in 2007 of an affiliate in Japan presently held by Takeda. The purchase price of each buyout is based on a multiple of the entity's net sales in each of the buyout periods.

(5) Capital commitments represent management's commitment for capital spending.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in foreign currency exchange rates and interest rates that could impact our financial position, results of operations and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for trading purposes. In addition, derivative financial instruments are entered into with a diversified group of major financial institutions in order to manage our exposure to non-performance on such instruments.

Foreign Currency Risk Management
We generate a portion of *Net revenue* from sales to customers located outside of the United States, principally in Europe. International sales are typically denominated in the local currency of the country in which the sale is made. Consequently, movements in foreign currency exchange rates pose a risk to profitability and cash flows. In addition, foreign currency denominated monetary assets and liabilities are subject to volatility in foreign currency exchange rates that may also impact profitability and cash flows. We have established programs to protect against such potential adverse changes due to foreign currency volatility.

Short-term foreign exchange forward contracts and swap contracts are used as economic hedges to neutralize month-end balance sheet exposures of monetary assets and liabilities. These contracts essentially take the opposite currency position of that projected in the month-end balance sheet to counterbalance the effect of any currency movement. These derivative instruments are not designated as hedges and are recorded at fair value with any gains or losses recognized in current period earnings.

A combination of option strategies that involve the purchase of put contracts and the sale of call contracts are utilized in the Company's cash flow hedging program to partially cover the foreign currency risk associated with international business operations. Our cash flow hedging program is specifically designed to protect against currency risks in those countries with a high concentration of Euro and Sterling denominated sales. These derivative instruments are designated as cash flow hedges, and, accordingly any unrealized gains or losses are deferred in *Accumulated other comprehensive income (loss)* and transferred to earnings when the inventory is sold to third parties.

Interest Rate Risk Management
The fair value of our fixed-rate long-term debt is sensitive to changes in interest rates. Interest rate changes result in gains/losses in the market value of this debt due to differences between the market interest rates and rates at the inception of the debt obligation. We manage a portion of this exposure to interest rate changes primarily through the use of fair value interest rate swaps.

Financial Instruments

At December 31, 2006, the notional/contract amounts, carrying values and fair values of our financial instruments were as follows:

(In millions) Description	Notional/ Contract Amount	Assets (Liabilities) Carrying Value	Fair Value
Forward contracts[1]	$ 1,963.4	$ 1.0	$ 1.0
Option contracts[1]	2,486.7	(4.5)	(4.5)
Interest rate swaps	5,300.0	(40.9)	(40.9)
Outstanding debt[2]	(9,261.9)	(9,221.0)	(9,606.5)

(1) If the value of the U.S. dollar were to strengthen or weaken by 10%, in relation to all hedged foreign currencies, the net payable on the forward and option contracts would collectively decrease or increase by approximately $135.2.

(2) If interest rates were to increase or decrease by one percentage point, the fair value of the outstanding debt would decrease or increase by approximately $716.6.

The estimated fair values approximate amounts at which these financial instruments could be exchanged in a current transaction between willing parties. Therefore, fair values are based on estimates using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates that reflect varying degrees of risk. The fair value of forward contracts, currency option contracts and interest rate swaps reflects the present value of the contracts at December 31, 2006; and the fair value of outstanding debt instruments reflects a current yield valuation based on observed market prices as of December 31, 2006.

Cautionary Note Regarding Forward-Looking Statements

This 2006 Financial Report includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as "anticipate," "expect," "plan," "could," "may," "will," "believe," "estimate," "forecast," "project" and other words of similar meaning. These forward-looking statements address various matters, including:

- Our anticipated results of operations, financial condition and capital resources;
- Benefits from our business activities and transactions, productivity initiatives and facilities management, such as enhanced efficiency, reduced expenses and mitigation of supply constraints;
- Our expectations, beliefs, plans, strategies, anticipated developments and other matters that are not historical facts, including plans to continue our productivity initiatives and expectations regarding growth in our business;
- Future charges related to implementing our productivity initiatives;
- Our expectations regarding the FDA Warning Letter at our Guayama, Puerto Rico manufacturing facility;
- Anticipated receipt of, and timing with respect to, regulatory filings and approvals and anticipated product launches;
- Anticipated developments relating to product supply, pricing and sales of our key products;
- Sufficiency of facility capacity for growth;
- Changes in our product mix;
- Our ability to succeed in our strategy with certain products of focusing on higher value prescriptions within the third-party managed care segment;
- Uses of cash and borrowings;
- Timing and results of research and development activities, including those with collaboration partners;
- Anticipated profile of, and prospects for, our product candidates;
- Estimates and assumptions used in our critical accounting policies;
- Costs related to product liability, patent litigation, environmental matters, government investigations and other legal proceedings;
- Estimates of our future effective tax rates and the impact of tax planning initiatives, including resolution of audits of prior tax years;
- Opinions and projections regarding impact from, and estimates made for purposes of accruals for future liabilities with respect to taxes, product liability claims and other litigation (including the diet drug litigation and hormone therapy litigation), environmental cleanup and other potential future costs;
- Various aspects of the diet drug and hormone therapy litigation;
- Calculations of projected benefit obligations under pension plans, expected contributions to pension plans and expected returns on pension plan assets;
- Assumptions used in calculations of deferred tax assets;
- Anticipated amounts of future contractual obligations and other commitments;
- The financial statement impact of changes in generally accepted accounting principles;
- Plans to vigorously defend various lawsuits;
- Our and our collaboration partners' ability to protect our intellectual property, including patents;
- Minimum terms for patent protection with respect to various products;
- Impact of our settlement of patent litigation with Teva regarding *Effexor XR* and the timing and impact of generic competition for *Effexor* and *Effexor XR*;
- Timing and impact of generic competition for *Zosyn/Tazocin*;
- Impact of manufacturing process issues at certain manufacturing sites outside the United States;
- Impact of minor process modifications relating to manufacture of the active ingredient in *Tygacil*;
- Impact of legislation or regulation affecting product approval, pricing, reimbursement or patient access, both in the United States and internationally;
- Impact of managed care or health care cost-containment;
- Impact of competitive products, including generics; and
- Impact of economic conditions, including interest rate and exchange rate fluctuation.

Each forward-looking statement contained in this report is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. We refer you to "Item 1A. RISK FACTORS" of our 2006 Annual Report on Form 10-K, which we incorporate herein by reference, for identification of important factors with respect to these risks and uncertainties, which, as described in more detail in Item 1A, include: the inherent uncertainty of the timing and success of, and expense associated with, research, development, regulatory approval and commercialization of our products, including with respect to our pipeline products; government cost-containment initiatives; restrictions on third-party payments for our products; substantial competition in our industry, including from branded and generic products; data generated on our products; the importance of strong performance from our principal products and our anticipated new product introductions; the highly regulated nature of our business; product liability, intellectual property and other litigation risks and environmental liabilities; uncertainty regarding our intellectual property rights and those of others; difficulties associated with, and regulatory compliance with respect to, manufacturing of our products; risks associated with our strategic relationships; economic conditions including interest and currency exchange rate fluctuations; changes in generally accepted accounting principles; trade buying patterns; the impact of legislation and regulatory compliance; and risks and uncertainties associated with global operations and sales. The forward-looking statements in this report are qualified by these risk factors.

We caution investors not to place undue reliance on the forward-looking statements contained in this report. Each statement speaks only as of the date of this report (or any earlier date indicated in the statement), and we undertake no obligation to update or revise any of these statements, whether as a result of new information, future developments or otherwise. From time to time, we also may provide oral or written forward-looking statements in other materials, including our earnings press releases. You should consider this cautionary statement, including the risk factors identified in "Item 1A. RISK FACTORS" of our 2006 Annual Report on Form 10-K, which are incorporated herein by reference, when evaluating those statements as well. Our business is subject to substantial risks and uncertainties, including those identified in this report. Investors, potential investors and others should give careful consideration to these risks and uncertainties.

Directors and Officers

Board of Directors

Robert Essner[1]
Chairman and Chief
Executive Officer

John D. Feerick[2,5]
Professor of Law,
Fordham University
School of Law

Frances D. Fergusson, Ph.D.[4,5,6]
President Emeritus
Vassar College

Victor F. Ganzi[2,3,12]
President and Chief
Executive Officer,
The Hearst Corporation

Robert Langer, Sc.D.[4,5,6]
Institute Professor,
Massachusetts Institute
of Technology

John P. Mascotte[1,2,3,5,12]
Retired President and
Chief Executive Officer,
Blue Cross and Blue Shield
of Kansas City, Inc.

Raymond J. McGuire
Managing Director,
Co-Head, Global Investment
Banking, Citigroup Global
Markets Inc.

Mary Lake Polan, M.D., Ph.D., M.P.H.[4,5,6]
Professor and Chairman
Emeritus, Department of
Obstetrics and Gynecology,
Stanford University School
of Medicine

Bernard Poussot
President, Chief Operating
Officer and Vice Chairman

Gary L. Rogers[2,3]
Former Vice Chairman,
General Electric Company

Ivan G. Seidenberg[1,3,4]
Chairman and Chief
Executive Officer, Verizon
Communications Inc.

Walter V. Shipley[3,5]
Retired Chairman of
the Board, The Chase
Manhattan Corporation

John R. Torell III[2,4]
Partner
Core Capital Group

Principal Corporate Officers

Robert Essner[7,8,9,10,11]
Chairman and
Chief Executive Officer

Bernard Poussot[7,8,9,10,11]
President, Chief Operating
Officer and Vice Chairman

Kenneth J. Martin[7,8,9,10,11]
Chief Financial Officer and
Vice Chairman

Thomas Hofstaetter, Ph.D.[7,9]
Senior Vice President –
Corporate Business
Development

René R. Lewin[7,8,9,10,11]
Senior Vice President –
Human Resources

Joseph M. Mahady[7,8,9,10]
Senior Vice President

Marily H. Rhudy[7,9]
Senior Vice President –
Public Affairs

Robert R. Ruffolo, Jr., Ph.D.[7,8,9,10]
Senior Vice President

Lawrence V. Stein[7,8,9,10,11]
Senior Vice President and
General Counsel

Ulf Wiinberg[7,9]
Senior Vice President

Mary Katherine Wold[10,11]
Senior Vice President –
Tax and Treasury

Douglas A. Dworkin[8]
Vice President and
Deputy General Counsel

Leo C. Jardot
Vice President –
Government Relations

Paul J. Jones[8,9]
Vice President
and Controller

Jeffrey E. Keisling
Vice President – Corporate
Information Services and
Chief Information Officer

John C. Kelly
Vice President –
Finance Operations

Eileen M. Lach[8]
Vice President, Corporate
Secretary and Associate
General Counsel

David A. Manspeizer[8]
Vice President – Intellectual
Property and Associate
General Counsel

James J. Pohlman
Vice President – Corporate
Strategic Initiatives

Steven A. Tasher[8]
Vice President –
Environmental Affairs and
Facilities Operations and
Associate General Counsel

Justin R. Victoria
Vice President –
Investor Relations

Robert E. Landry, Jr.[11]
Treasurer

Principal Division and Subsidiary Officers

Fort Dodge Animal Health
E. Thomas Corcoran[7,9,10]
President

Wyeth Consumer Healthcare
Douglas A. Rogers[7,8,9,10]
President

Wyeth Consumer Healthcare – International
Etienne N. Attar[9]
President

Wyeth Pharmaceuticals – Global Business
Joseph M. Mahady[7,8,9,10]
President

Wyeth Pharmaceuticals – Asia/Pacific and Nutritionals
Mark M. Larsen[9]
President

Wyeth Pharmaceuticals – EMEA/Canada
Ulf Wiinberg[7,9]
President

Wyeth Pharmaceuticals – Latin America
Eduardo G. Nieto[9]
President

Wyeth Pharmaceuticals – Technical Operations and Product Supply
Charles A. Portwood[7,8]
President

Wyeth Pharmaceuticals – United States and Wyeth Pharmaceutical Business Unit
Geno J. Germano[9]
President and General
Manager

Wyeth Research
Robert R. Ruffolo, Jr., Ph.D.[7,8,9,10]
President

---

1 Executive Committee
2 Audit Committee
3 Compensation and Benefits Committee
4 Corporate Issues Committee
5 Nominating and Governance Committee
6 Science and Technology Committee
7 Management Committee
8 Law/Regulatory Review Committee
9 Operations Committee
10 Human Resources and Benefits Committee
11 Retirement Committee
12 Designated to be a "Financial Expert" as defined in applicable SEC rules

Corporate Data

Executive Offices

Wyeth
Five Giralda Farms
Madison, NJ 07940
(973) 660-5000

www.wyeth.com

Stock Trading Information

Wyeth stock is listed on the New York Stock Exchange (ticker symbol: WYE).

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932

Annual Meeting

The Annual Meeting of Stockholders will be held on Thursday, April 26, 2007 at the Hyatt Morristown in Morristown, New Jersey.

Stockholder Account Information

The Bank of New York is the transfer agent, registrar, dividend disbursing agent and dividend reinvestment agent for the Company. Stockholders of record with questions about lost certificates, lost or missing dividend checks, or notification of change of address should contact:
The Bank of New York
P.O. Box 11002
Church Street Station
New York, NY 10286

(800) 565-2067
(Inside the United States and Canada)

(212) 815-3700
(Outside the United States and Canada)

For the hearing impaired:
(888) 269-5221 (TDD)

E-mail: shareowners@bankofny.com
Internet address: www.stockbny.com

BuyDIRECT Stock Purchase and Sale Plan

The BuyDIRECT plan provides stockholders of record and new investors with a convenient way to make cash purchases of the Company's common stock and to automatically reinvest dividends. Inquiries should be directed to The Bank of New York.

Reports Available

A copy of the Company's 2006 Annual Report on Form 10-K may be obtained by any stockholder without charge through The Bank of New York. Additionally, this report and all Company filings with the Securities and Exchange Commission can be accessed on our Web site at www.wyeth.com.

Equal Employment Opportunity

Our established affirmative action and equal employment programs demonstrate our long-standing commitment to provide job and promotional opportunities for all qualified persons regardless of age, color, disability, national origin, race, religion, sex, sexual orientation, status as a Vietnam-era veteran or a special disabled veteran, or any military uniformed services obligation.

Environment, Health and Safety

Information on the Company's environmental, health and safety (EHS) performance and its EHS Policy is available on the Web at http://www.wyeth.com/aboutwyeth/citizenship/ehs. EHS information also is included in *Corporate Citizenship 2006 – Living Our Values*, which is available on the Web at http://www.wyeth.com/aboutwyeth/citizenship. The EHS Policy also may be obtained upon written request to:
Wyeth
Department of Environment, Health and Safety
Five Giralda Farms
Madison, NJ 07940

Corporate Citizenship

Corporate Citizenship 2006 – Living Our Values, a report describing the Company's efforts in the areas of governance, employee development, support for our communities, and protection of the environment and the health and safety of our employees, is available on the Web at http://www.wyeth.com/aboutwyeth/citizenship or via written request to:
Wyeth
Public Affairs
Five Giralda Farms
Madison, NJ 07940

Trademarks

Product designations appearing in differentiated type are trademarks. Trademarks for products that have not received final regulatory approval are subject to change.

Cautionary Statement

The information in this Annual Review is a summary and does not provide complete information; it should be considered along with the information contained in the Company's 2006 Financial Report, 2006 Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission.

This Annual Review includes forward-looking statements reflecting the Company's current views at the time these statements were made with respect to future events and financial performance. All forward-looking statements address matters involving numerous assumptions, risks and uncertainties, which may cause actual results to differ materially from those expressed or implied by the Company in those statements. In particular, the Company encourages the reader to review the risks and uncertainties described under the heading "Item 1A. RISK FACTORS" in the Company's 2006 Annual Report on Form 10-K. Accordingly, the Company cautions the reader not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made.

Mission & Vision

Mission

We bring to the world pharmaceutical and health care products that improve lives and deliver outstanding value to our customers and shareholders.

Vision

Our vision is to lead the way to a healthier world. By carrying out this vision at every level of our organization, we will be recognized by our employees, customers and shareholders as the best pharmaceutical company in the world, resulting in value for all.

We will achieve this by:

- Leading the world in innovation through pharmaceutical, biotech and vaccine technologies
- Making trust, quality, integrity and excellence hallmarks of the way we do business
- Attracting, developing and motivating our people
- Continually growing and improving our business
- Demonstrating efficiency in how we use resources and make decisions

Values

To achieve our mission and realize our vision, we must live by our values:

Quality

We are committed to excellence – in the results we achieve and in how we achieve them.

Integrity

We do what is right for our customers, our communities, our shareholders and ourselves.

Respect for People

We promote a diverse culture and a commitment to mutually respect our employees, our customers and our communities.

Leadership

We value people at every level who lead by example, take pride in what they do and inspire others.

Collaboration – "Teamwork"

We value teamwork – working together to achieve common goals is the foundation of our success.

Wyeth

Five Giralda Farms
Madison, NJ 07940

END